     As filed with the Securities and Exchange Commission on December 29, 2003
                                                     Registration No. 333-109628

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                          Pre-Effective Amendment No. 1
                                       to

                                    FORM F-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                                   ----------

                                NETEASE.COM, INC.
             (Exact name of Registrant as specified in its charter)

                                   ----------

             Cayman Islands                          Not Applicable
     (State or other jurisdiction of                (I.R.S. Employer
     incorporation or organization)              Identification Number)

                              Suite 1901, Tower E3
                           The Towers, Oriental Plaza
                               Dong Cheng District
                                 Beijing 100738
                           People's Republic of China
                                (8610) 8518-0163
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                   ----------

                                 CT Corporation
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 894-8940
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------

                                   Copies to:
                            Jonathan H. Lemberg, Esq.
                               Paul W. Boltz, Esq.
                               Morrison & Foerster
                              21st and 23rd Floors
                             Entertainment Building
                             30 Queen's Road Central
                                    Hong Kong
                                 (852) 2585-0888

                                   ----------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                   ----------


                                      CALCULATION OF REGISTRATION FEE
                                                            Proposed          Proposed
                                           Amount            Maximum           Maximum          Amount of
       Title of Securities to               to be        Offering Price       Aggregate       Registration
            be Registered                Registered       Per Share (1)    Offering Price          Fee
----------------------------------------------------------------------------------------------------------
Zero Coupon Convertible Subordinated
 Notes due July 15, 2023               $  100,000,000            151.94%   $   151,940,000    $  12,291.95*
                                       --------------    --------------    ---------------    ------------
Ordinary Shares, $0.0001 par value        207,684,320(2)               (2)                (2)             (3)
                                       ==============    ==============    ===============    ============


----------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the bid and ask prices for the Zero Coupon Convertible Subordinated Notes on October 6, 2003.

(2) Includes 207,684,320 ordinary shares issuable upon conversion of the notes at the initial conversion price of $0.4815 per share. Pursuant to Rule 416 under the Securities Act, such number of ordinary shares registered hereby shall include an indeterminate number of additional ordinary shares that may be issued from time to time upon conversion of the notes as a result of antidilution adjustments, in circumstances described in the prospectus that is part of this registration statement.

(3) Pursuant to Rule 457(i) under the Securities Act, there is no additional filing fee with respect to the ordinary shares issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

* The registrant previously paid the registration fee at the time of the filing of its initial Registration Statement on October 10, 2003.


                                   ----------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED DECEMBER 29, 2003


                             Preliminary Prospectus

                                NetEase.com, Inc.

                          $100,000,000 Principal Amount
Zero Coupon Convertible Subordinated Notes due July 15, 2023 and Ordinary Shares
                      Issuable Upon Conversion of the Notes

                                   ----------


     This prospectus covers resales from time to time by selling securityholders of our Zero Coupon Convertible Subordinated Notes due July 15, 2023, held by the selling securityholders listed in the section entitled, "Selling Securityholder", and 207,684,320 of our ordinary shares issuable upon conversion of the notes held by such selling securityholders and subject to adjustment.

     The notes have the following provisions:

    .The interest rate on the notes will be zero, unless we fail to satisfy our obligations to register the notes and the ordinary shares issuable upon conversion of the notes.


    .The notes are general unsecured obligations of NetEase.com, Inc. and are subordinated to any existing or future senior indebtedness of NetEase.com, Inc.


    .The notes will mature on July 15, 2023, at which time they will be redeemed at 100% of their principal amount, together with accrued and unpaid interest, if any.

    .Prior to July 15, 2008, we may not redeem the notes at our option, except upon a Merger Event (as described on page 58 of this prospectus). On or after July 15, 2008, we may redeem for cash all or part of the notes at a price equal to 100% of their principal amount if certain conditions relating to the trading price of our American Depositary Shares, or ADSs, are met (as described on page 54 of this prospectus).

    .Holders of the notes may require us to repurchase all or a portion of their notes for cash on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, subject to those additional conditions described on page 54 of this prospectus.

    .Holders may convert their notes at any time on or before the maturity date at the conversion price (which conversion price may be adjusted as provided on page 50 of this prospectus) under those circumstances described on page 48 of this prospectus. We may pay converting note holders ordinary shares, cash or a combination of cash and ordinary shares for their notes.

     For a complete description of the terms and conditions of the notes, see "Description of Notes" beginning on page 48 of this prospectus.

     Our ADSs, each representing 100 ordinary shares, are quoted on The Nasdaq National Market, Inc. under the symbol "NTES." The last reported sale price of our ADSs on December 26, 2003 was $37.61 per ADS, which results in a reference price of $0.3761 per share for our ordinary shares.

     Investing in the notes and ordinary shares involves risks. See "Risk Factors" beginning on page 8.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


     Please note that in this prospectus, all references to "Renminbi" and "RMB" are to the legal currency of China and all references to "dollars," "USD," "$" and "US$" are to the legal currency of the United States. References to "we," "us," "our company" or "NetEase" in this prospectus are to NetEase.com, Inc.


                   The date of this prospectus is      , 2003.

                                   ----------
                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
SUMMARY                                                                       1
RISK FACTORS                                                                  8
RATIO OF EARNINGS TO FIXED CHARGES                                           25
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                            26
USE OF PROCEEDS                                                              26
WHERE YOU CAN FIND MORE INFORMATION                                          26
PRICE RANGE OF AMERICAN DEPOSITARY SHARES                                    27
EXCHANGE RATE INFORMATION                                                    29
DIVIDEND POLICY                                                              30
CAPITALIZATION                                                               31
SELECTED CONSOLIDATED FINANCIAL DATA                                         32
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS                                         34
DESCRIPTION OF NOTES                                                         48
DESCRIPTION OF SHARE CAPITAL                                                 64
DESCRIPTION OF AMERICAN DEPOSITARY SHARES                                    67
CAYMAN ISLANDS TAXATION                                                      72
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES                        73
SELLING SECURITYHOLDERS                                                      78
PLAN OF DISTRIBUTION                                                         81
LEGAL MATTERS                                                                83
INDEPENDENT AUDITORS                                                         83


                                   ----------

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                                     SUMMARY


     This summary contains a brief overview of us and the key aspects of the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the notes thereto, some of which are incorporated into this prospectus by reference, before making an investment decision.

     Through our subsidiaries and contracts with our affiliates Guangzhou NetEase Computer System Co., Ltd. ("Guangzhou NetEase") and Beijing Guangyitong Advertising Co., Ltd. ("Guangyitong Advertising"), we operate a leading interactive online and wireless community in China and are a major provider of Chinese language content and services through our Internet Portal, Wireless Business and Online Games offerings.

     Our business was founded by William Lei Ding, our Chief Architect and one of our directors, in June 1997. Mr. Ding owns 100% of our largest shareholder, Shining Globe International Limited, and 80% of Guangzhou NetEase. The other 20% of Guangzhou NetEase is owned by Bo Ding, the brother of William Lei Ding. Guangzhou NetEase has obtained approval from the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Guangyitong Advertising, holds a license to operate an advertising business. The other 20% of Guangyitong Advertising is owned by Bo Ding.

     We conduct our business in China solely through our wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd. ("NetEase Beijing"), NetEase Information Technology (Shanghai) Co., Ltd. ("NetEase Shanghai"), NetEase Interactive Entertainment Ltd. and Guangzhou NetEase Interactive Entertainment Limited.

     Under current Chinese regulations, there are limitations on the percentage interest foreign companies may have in value-added telecommunications businesses in China, which include the operation of Internet content provision businesses and wireless value-added services such as short-messaging services ("SMS"). In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. Because of these restrictions, NetEase.com is not permitted directly to wholly own an Internet content provider, wireless value-added services or advertising business. NetEase.com has therefore entered into a series of agreements with Guangzhou NetEase and Guangyitong Advertising. Under these contracts, we provide our Internet and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising, and they operate the NetEase Web sites and the online advertising business. For more information on these agreements, see the section entitled "Related Party Transactions" which is included in our annual report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference in this prospectus. We do not have any direct ownership interest in Guangzhou NetEase or Guangyitong Advertising.

     Under our agreements with Guangzhou NetEase, we have agreed to pay the operating costs of Guangzhou NetEase. Under our agreements with Guangyitong Advertising, we have agreed to provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations. Both Guangzhou NetEase and Guangyitong Advertising are prohibited from incurring any debt without our prior approval.

     The following diagram shows the current group structure of our subsidiaries and affiliated companies:

    [Diagram illustrating ownership structure of NetEase.com and contractual relationships among NetEase.com's subsidiaries and affiliates]



     NetEase.com generates substantially all of its revenue through Guangzhou NetEase and Guangyitong Advertising.

     Any violations by Guangzhou NetEase or Guangyitong Advertising of our agreements with them could disrupt our operations, degrade our services or shutdown our services. See page 8 of this prospectus for a detailed discussion of the risks to NetEase.com regarding its dependency on Guangzhou NetEase and Guangyitong Advertising.

     The monthly average daily page views of the NetEase Web sites for the month ended September 30, 2003, exceeded 329.2 million, and as of September 30, 2003, those sites had an accumulated total of approximately 143.8 million registered accounts. Headquartered in Beijing and with regional offices in Shanghai and Guangzhou, we have over 400 employees.

     We do not require our users to register in order to browse the NetEase Web sites including the content channels, online shopping mall and classified ads or use the Web directories and Internet search engine. We do require, however, that our users register with us in order to utilize the other services that we provide, including our fee-based services (such as our wireless value-added services, online games, premium matchmaking and other premium services) as well as our free services such as chat rooms, community forums, basic e-mail services, basic matchmaking, basic personals, and instant messaging. Registration requires a user to provide personal information including the user's name, contact information and other statistical information (such as educational level) and security information (such as a password).

     Our basic service offerings on the NetEase Web sites are available without charge to our users and include:

     . content services (such as news, local information, online entertainment, finance and weather);
     .    chat rooms;
     .    basic e-mail services;
     .    instant messaging;
     .    community forums;
     .    basic matchmaking;
     .    basic personals;
     .    basic alumni directory;
     .    basic clubs;
     .    classified ads;
     .    Web directories;
     .    Web searching; and
     .    online shopping services.

     We generate revenue from our:

     .    wireless value-added services and other premium value-added services, such as Web page hosting, premium email services, premium personals, premium matchmaking, premium alumni directories, premium clubs, personal homepages, and electronic greeting cards;
     .    online games; and
     .    advertising services.

     Our principal areas of focus are our Wireless Value-Added Services, Online Games and Internet Portal.

                          Wireless Value-Added Services

     Through arrangements with mobile phone operators, China Mobile and China Unicom, we offer a wide-range of services which allow users, for example, to receive news and valuable information such as stock quotes and e-mails on their mobile phones, download ring-tones and logos for their mobile phones and participate in matchmaking communities and interactive games through their mobile phones. Combining content from our Internet Portal (both user-generated and from our content partners) with the applications we have developed in-house, our wireless value-added services staff strives to offer services that are responsive to our users' changing tastes and needs.

     Currently, most of our wireless value-added services are provided to users in the form of SMS. NetEase offers over 200 different SMS and subscription packages with pricing between RMB0.10 to RMB2.00 per SMS message or between RMB5.00 to RMB30.00 per subscription per month. We, through Guangzhou NetEase, receive a percentage of this amount from China Mobile and China Unicom, which they bill and collect on our behalf. During the first nine months of 2003 we received between 72% and 79% of the amounts collected each month by China Mobile and China Unicom from mobile phone users for our wireless value-added services.

     In addition to our SMS, we have begun introducing services for emerging wireless technology standards, including multimedia messaging ("MMS") services and wireless application protocol ("WAP") portals which users access with mobile phones that utilize the new GPRS or CDMA1X technology standards. We intend to continue to develop and introduce wireless value-added services, such as Java games, as the market evolves and as new technologies develop.

                                  Online Games

     Through our Online Games services, we focus on offering massively multi-player online role-playing games ("MMORPGs") to the Chinese market. MMORPGs are played over the Internet in "virtual worlds" that exist on game servers to which thousands of players simultaneously connect and interact. We both develop and license online games that are targeted at the Chinese market, and we strive to provide the highest quality game playing experience to our users.

     To pay for game playing time, players can use our prepaid point card system. Point card distribution channels include wholesalers, as well as major retailers including certain convenience stores in Guangzhou.

                                Internet Portal

     The NetEase Web sites provide Internet users with Chinese language online services centered around three core services--(1) content, (2) community and communication, and (3) commerce. Our Internet portal revenues are generated from advertising services provided to third party advertisers and marketers, and individual users who subscribe to our fee-based premium services.


     Content


     Through more than 18 channels, the NetEase Web site's content channels provide news, information and online entertainment to the Chinese public. The NetEase Web sites consolidate and distribute content from more than one hundred international and domestic content providers. Content channels include News, Entertainment, Sports, Finance, Information Technology, Automobile, Regional Sites for Guangdong and Shanghai, Astrology and Cartoon channels.


     Community and Communication


     The NetEase Web sites also provide a broad array of community and communication services, including e-mail, instant messaging, personals, matchmaking, alumni directories, personal homepages, clubs, electronic-cards, chat rooms and community forums. As discussed above, some of these services are provided free of charge to our users with, in some cases, an option to upgrade to a fee-based premium service, whereas others are provided solely on a fee-based premium basis.


     Commerce

     We offer an online shopping service, providing Internet users in China with the freedom to shop from their homes and offices or in Internet cafes and thereby access products and information which might otherwise not be conveniently available. In turn, our technology platform allows e-commerce and traditional businesses to establish or expand their retail networks via the NetEase Web sites.

     In addition, through the NetEase Web sites, advertisers can reach NetEase's large registered user base to conduct integrated marketing campaigns by means of a full range of advertising formats and techniques. These include banner advertising, direct e-mail, interactive media-rich sites, special events, games and contests and other activities.


     The NetEase Web sites also provide useful resources to our users, including a Web directory, Web search service and classified ads. Our Web directory is based on an open architecture system with over 3,000 volunteer editors working to build a categorized directory of Chinese Web sites.






     For the nine months ended September 30, 2003, approximately 32.0% of our revenue was derived from our online games, approximately 15.0% of our revenue was derived from advertisements, and approximately 53.0% of our revenue was derived from SMS and all other services. For the year ended December 31, 2002, approximately 15.0% of our revenue was derived from advertisements, approximately 69.0% of our revenue was derived from SMS and all other services, and approximately 16.0% of our revenue was derived from our online games. For the year ended December 31, 2001, approximately 50.0% of our revenue was derived from advertisements and approximately 50.0% of our revenue was derived from SMS and all other services; we did not offer online games during 2001.


                              Corporate Information


     NetEase.com, Inc., a Cayman Islands corporation, was formed and commenced operations in 1999. Our predecessor company was formed in 1997. Our principal executive offices are located at Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People's Republic of China 100738. Our telephone number at this location is (86-10) 8518-0163. Our principal corporate Web site is located at http://www.netease.com. The information contained on our Web site is not a part of this prospectus.

                                  The Offering


     This prospectus covers the resale of $100,000,000 aggregate principal amount of the notes and 207,684,320 of our ordinary shares issuable upon conversion of the notes, plus additional ordinary shares that may be issued from time to time upon conversion of the notes as a result of antidilution adjustments in circumstances described on page 50 of this prospectus.


     We issued and sold $75,000,000 aggregate principal amount of the notes on July 14, 2003 and $25,000,000 aggregate principal amount of the notes on July 31, 2003, in private offerings to Credit Suisse First Boston LLC. We were told by Credit Suisse First Boston LLC that the notes were resold in transactions which were exempt from registration requirements of the Securities Act of 1933, as amended (referred to as the Securities Act in this prospectus) to persons reasonably believed by Credit Suisse First Boston LLC to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act).

     Ordinary shares may be offered by the selling securityholders following the conversion of their notes.

     The following is a brief summary of the terms of the notes. For a more complete description of the notes, see the section entitled "Description of Notes" in this prospectus.

Notes

$100,000,000 aggregate principal amount of our Zero Coupon Convertible Subordinated Notes due July 15, 2023.

Interest

Interest on the notes will be zero unless specified defaults under the registration rights agreement occur. See "Description of Notes--Registration Rights."

Maturity of Notes

July 15, 2023.

Subordination


The notes will be general unsecured subordinated obligations of NetEase. The notes will be subordinated in right of payment to all existing and future senior indebtedness. The notes will also be effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 2003, we had approximately $100.0 million of outstanding indebtedness, and current liabilities of approximately $10.0 million. On that date, our subsidiaries had no outstanding indebtedness, other than intercompany indebtedness and other normal trade payables and liabilities. As of September 30, 2003, Guangzhou NetEase had no outstanding indebtedness, other than trade payables equal to $33,760. As of September 30, 2003, we had not guaranteed any indebtedness for Guangyitong Advertising. Under our agreements with Guangzhou NetEase, we are responsible for the liabilities of Guangzhou NetEase. Under our agreements with Guangyitong Advertising, we are obligated to provide any guarantees needed by Guangyitong Advertising for its operation.

Conversion

Note holders may convert their notes into our ordinary shares at a conversion price of $0.4815 per share, subject to adjustment, at any time prior to maturity:

..    during any calendar quarter commencing after September 30, 2003, if the average of the reference prices (as defined on page 54 of this prospectus) of our ordinary shares for the last five consecutive trading days of the calendar quarter preceding the quarter in which the conversion occurs is more than 115% of the conversion price per share on the last trading day of the preceding quarter;


..    if we have called the notes for redemption;


..    if the average of the trading prices of the notes for any five consecutive trading day period is less than 100% of the average of the conversion value (as defined on page 49 of this prospectus) of the notes during that period; provided, however, that no notes may be converted based on the satisfaction of this condition during the six month period immediately preceding each specified date on which the note holders may require us to repurchase their notes (for example, with respect to the July 15, 2006 repurchase date, the notes may not be converted from January 15, 2006 to July 15, 2006) if on any day during such five consecutive trading day period, the reference price of our ordinary shares is between the conversion price and 115% of the conversion price; or



..    upon the occurrence of specified corporate transactions, as more fully described on page 50 of this prospectus.


Upon conversion of the notes, we may also choose to deliver cash to you, in lieu of ordinary shares, or a combination of cash and ordinary shares.


A holder may deposit the ordinary shares it receives upon conversion of its notes for the issuance of ADSs if the conditions described on page 67 of this prospectus are met.


Redemption of Notes at Our Option


Beginning on July 15, 2008 and prior to the close of business on the maturity date (July 15, 2023), we may redeem the notes, in whole or in part, for cash at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, if the reference price (as described on page 54 of this prospectus) of our ordinary shares for 20 out of any 30 consecutive trading day period, the last of which occurs no more than five days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price in effect on such last trading day. See "Description of Notes--Redemption of Notes at Our Option" on page 54 of this prospectus.

We will also redeem all of the notes upon a Merger Event (as defined on page 58 of this prospectus) for cash in an amount equal to the trading price of the notes plus 10% of their principal amount (or 100% of the principal amount of the notes, if greater). See "Description of Notes--Merger and Consolidation" on page 58 of this prospectus.


Repurchase of the Notes at the Option of the Holder


Holders may require us to repurchase for cash all or a portion of their notes on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at
a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any. See "Description of Notes--Repurchase of Notes at the Option of the Holder on Specified Dates" on page 54 of this prospectus.


Fundamental Change


If a Fundamental Change (as defined on page 56 of this prospectus) occurs, each holder of notes may require us to repurchase all or a portion of such holder's notes at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any.


Delisting Event

If our ADSs are no longer listed or quoted for trading on The Nasdaq National Market or our ordinary shares or other securities representing our ordinary shares are not listed or quoted for trading on a U.S. national securities exchange, each holder of notes may require us to repurchase all or a portion of such holder's notes at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any.

Events of Default


If there is an event of default on the notes, the principal amount of the notes plus accrued and unpaid interest, if any, may be declared immediately due and payable. See "Description of Notes--Events of Default and Notice Thereof" beginning on page 57 of this prospectus.


Use of Proceeds

We will not receive any proceeds from the sale of the notes or the ordinary shares offered by this prospectus.

Form of Notes

The notes were issued in book-entry form and are represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York.


Beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of Notes--Book-Entry Delivery and Form" beginning on page 60 of this prospectus.


Registration Rights


We have agreed to file with the SEC the shelf registration statement of which this prospectus is a part for the resale of the notes and the ordinary shares issuable upon conversion of the notes under a registration rights agreement. In the event that we fail to comply with certain of our obligations under the registration rights agreement, certain interest will be payable on the notes. See "Description of Notes--Registration Rights" beginning on page 61 of this prospectus.


Trading


Our ADSs, each representing 100 ordinary shares, are traded on The Nasdaq National Market under the symbol "NTES."


Trustee for the Notes and Depositary for our American Depositary Shares


The Bank of New York.

                                  RISK FACTORS

     Before you make an investment decision regarding the notes or the underlying ordinary shares, you should carefully consider all of the information contained in this prospectus.

                          Risks Related to Our Company


Our business prospects are difficult to evaluate in part because, through our predecessor, we commenced operations in 1997, changed our business focus in 1998, reorganized and formed NetEase.com, Inc. in 1999 and introduced several new sources of revenue in 2001. As a result, we face many risks associated with early-stage companies, particularly our ability to compete in our market.

     Our business was established in June 1997 as an Internet software developer through the formation of our predecessor company. In mid-1998, our predecessor company changed our business focus to an Internet technology provider, and commenced developing the NetEase Web sites. In July 1999, we commenced our e-commerce services, and in September 1999, we restructured our operations to place our Internet portal operations in Guangzhou NetEase. In 2001, we began focusing on fee-based premium services and online entertainment services, including wireless value-added services, premium e-mail services, online games and other subscription-type services. In 2002 and the first half of 2003, certain of these new services, in particular wireless value-added services and online games, enjoyed greater popularity (and generated greater profit) than our other fee-based premium services, but we cannot be certain whether this trend will continue.

     Because we have a limited operating history, when you evaluate our business and prospects you must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. Some of these risks relate to our ability to:

     .    attract buyers for our services;

     .    attract advertisers;

     .    attract a larger audience to the NetEase Web sites;

     .    derive revenue from our users from fee-based services;

     . respond effectively to competitive pressures and address the effects of strategic relationships or corporate combinations among our competitors;

     .    maintain our current, and develop new, strategic relationships;

     .    increase awareness of our brand and continue to build user loyalty;

     .    attract and retain qualified management and employees;

     . upgrade our technology to support increased traffic and expanded services; and

     .    expand the content and services on the NetEase Web sites.

     In addition, our change of business focus from developing Web-based software services to developing and providing technological services to the NetEase Web sites and then to also providing e-commerce and other services makes it difficult to evaluate our future prospects. We cannot assure you that we will be able to increase or maintain our revenue from our current service offerings.


We incurred significant losses in the past and may incur additional losses in the future.


     Although we had a net profit of US$2.0 million in 2002 and of US$27.6 million in the first nine months of 2003, we incurred significant net losses in 2001, 2000 and 1999 and had only minimal profit in 1998. Accordingly, as of September 30, 2003, we had an accumulated deficit of approximately US$25.3 million. The markets in which we operate are highly competitive, and given the relatively short period of time during which we have achieved profitability, we cannot be certain that we will be able to maintain or increase our profits. Moreover, as our business expands, we may incur additional expenses which would also adversely affect our profitability.

The market for the delivery of wireless value-added services is rapidly evolving, and our ability to generate revenue from our wireless value-added services could suffer if this market does not develop or we fail to address this market effectively.

     We must continue to adapt our strategy for wireless value-added services, which contributed the bulk of our fee-based premium services and online entertainment services revenue in 2002 and a significant portion of our fee-based premium services and online entertainment services revenue the first nine months of 2003, to compete in the rapidly evolving wireless value-added services market. We currently offer services for users of SMS and, beginning in 2003, for multi-media messaging services (MMS), both of which enable mobile phone users to communicate with each other and receive information on their phone screens. Competitors have introduced or developed, or are in the process of introducing or developing, competing wireless value-added services accessible through a variety of handheld devices. We cannot assure you that there will be demand for the wireless value-added services provided by us. In addition, there are numerous other technologies in varying stages of development, such as third generation cellular phone technology (3G), which could radically alter or eliminate the SMS and MMS markets. Accordingly, it is extremely difficult to predict which services will be successful in this market or the future size and growth of this market. In addition, given the limited history and rapidly evolving nature of this market, we cannot predict the price that wireless subscribers will be willing to pay for these services. If acceptance of our wireless value-added services is less than anticipated, our results from operations could be impacted.

Currently, we depend on the contractual relationships of Guangzhou NetEase with the two mobile phone operators in China at the national, provincial and local level for our wireless value-added services revenue and the alteration or termination of these relationships could adversely impact our business.

     Our wireless value-added services (including SMS) are conducted in conjunction with the two mobile phone operators in China, China Mobile and China Unicom, which together service nearly all of China's mobile phone subscribers. We rely exclusively on the national, provincial and local affiliates of these two companies to deliver our wireless value-added services. If our various contracts with either company are terminated or scaled-back, it may be difficult, if not impossible, to find appropriate replacement partners with the requisite licenses and permits, infrastructure and customer base to offer these services, which could adversely affect our business. Further, we derived approximately 45% of our total revenue through our relationship with China Mobile for the nine months ended September 30, 2003, and are therefore particularly dependent on China Mobile.

     Our services are provided through a number of contracts with the provincial and local affiliates of China Mobile and with China Unicom, and each of these contracts is non-exclusive and of a limited term (generally six months or one year). These contracts may also be terminated in advance under certain circumstances. We cannot be certain that we will be able to renew these contracts as necessary or enter into new arrangements with these or other affiliates of China Mobile and China Unicom. We may also be compelled to amend or renew our arrangements with these mobile phone operators in ways which adversely affect our business.

     In addition, we are dependent on the policies that may be established from time to time by China Mobile or China Unicom. For example, China Mobile banned all cooperative arrangements known as "SMS Website Unions" in July 2003, effectively precluding us and other service providers from marketing through third party Web sites. In August 2003, China Mobile further banned us and other service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. In addition, our business and financial condition may be further adversely affected by any future policy changes implemented by China Mobile or China Unicom. China Mobile's adoption of the policies described above contributed to a 20.7% decline in our revenue from SMS and other e-commerce services between the second quarter ended June 30, 2003 and the third quarter ended September 30, 2003.

     In the event Guangzhou NetEase's relationships with either China Mobile or China Unicom are adversely altered or terminated, either through a change in the contractual terms of these relationships or a change in the policies of either company, our revenue would likely be adversely affected and we may be unable to find alternatives that would replace such networks and revenue.


We experienced a decline in the rate of growth of our online games which appears to be a result of the outbreak of severe acute respiratory syndrome, or SARS, and any recurrence of SARS or another widespread public health problem could further adversely affect our business and results of operations.

     During April and May 2003, we experienced a decline in the rate of growth of our online game services which we believe resulted from the Chinese government's closure of Internet cafes in Beijing and elsewhere to prevent the spread of SARS. Many users of our online game services can only access those services at Internet cafes. A renewed outbreak of SARS or another widespread public health problem in China where virtually all of our revenue is derived and in Beijing, Shanghai and Guangzhou where most of our employees are located could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including, among other things:

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


     . quarantines or closures of some of our offices which would severely disrupt our operations;

     .    the sickness or death of our key officers and employees;

     . closure of Internet cafes and other public areas where people access the Internet; and


     .    a general slowdown in the Chinese economy.

     Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We will continue to monitor the impact of SARS on our business.


E-commerce and other related services (including wireless value-added services, other fee-based premium services and online games) have become a significant part of our business, constituting approximately 85% of our total revenue for the nine months ended September 30, 2003, but continued growth in the popularity of these services and customers' willingness and ability to pay for them is uncertain.

     Our revenue growth depends on the increasing acceptance and use of our e-commerce services, fee-based premium services, wireless value-added services and online game services. We have, however, only limited experience in offering these services and cannot be certain that they will generate sustainable revenue, particularly if we are unable to predict which services will be in demand in the future and offer those services on a timely basis, compete against other companies offering similar services and adapt our services to be compatible with next generation technologies. Further, these services may never become widely accepted for various reasons, many of which are beyond our control, including:

     . users' inexperience with these technologies, some of which are largely new to China, and users' willingness to pay for online services;

     . rapid changes in technology and customer tastes which could adversely impact the popularity of our services, such as our fee-based wireless value-added services and online games; and

     . concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet.


     Further, online payment systems in China are not as widely available or acceptable to consumers in China as in the United States and elsewhere. Although major Chinese banks have instituted online payment systems, these systems are still at an early stage and have not been widely accepted by users. In addition, only a limited number of consumers in China have credit cards or debit cards. The perceived lack of secure online payment systems may limit the number of e-commerce transactions for our services and may limit our growth in these areas. If secure and widely accepted online payment alternatives do not develop, our ability to grow our e-commerce business would be limited. In response to these factors and in connection with the introduction of our first online game, "Westward Journey Online," at the end of 2001, we introduced a prepaid debit point card which we developed as an alternative online payment system for our services.

     We believe that our prepaid debit point card has facilitated the usability and growth of all of our online game services, although its development and distribution has caused us to incur additional costs. To address the difficulty of making online payments in China, users can buy this card at local stores and other locations in China. The points contained in the card can then be used to pay for online services, such as playing time for online games. We cannot be certain, however, that Internet users in China will be willing to adopt this payment method on a wide-spread and consistent basis or that it will be immune to the security and other concerns which have thus far contributed to the relatively low level of e-commerce activity in China. If the Internet does not become more widely accepted as a medium for e-commerce and our other fee-based services, our ability to generate increased revenue will be negatively affected. Further, our users who must pay for our services with our prepaid debit point card must take additional and possible inconvenient actions in using our services, such as visiting a store to first purchase the card.

If we fail to develop and introduce new fee-based services timely and successfully, we will not be able to compete effectively and our ability to generate revenue will suffer.

     We operate in a highly competitive, quickly changing environment, and our future success depends not only on the popularity of our existing fee-based services but also on our ability to develop and introduce new fee-based services that our customers and users choose to buy. If we are unsuccessful at developing and introducing new fee-based services that are appealing to users with acceptable prices and terms, our business and operating results would be negatively impacted because we would not be able to compete effectively and our ability to generate revenue would suffer. The development of new services can be very difficult and requires high levels of innovation. The development process can also be lengthy and costly, in particular for developing new online games. If we fail to anticipate our users' needs and technological trends accurately or are otherwise unable to complete the development of services in a timely fashion, we will be unable to introduce new services into the market to successfully compete.


     The demand for new services is difficult to forecast, in part due to the relative immaturity of the market for our fee-based services in China and relatively short life cycles of Internet-based technologies. As we introduce and support additional services and as competition in the market for our services intensifies, we expect that it will become more difficult to forecast demand. In particular, competition in the online game market is growing as more and more online games are introduced by existing and new market participants.


The revenue that we derive from Guangzhou NetEase's contractual relationships with each of China Mobile and China Unicom depends on records maintained by those companies regarding the fees paid by customers for wireless value-added services.

     Each of China Mobile and China Unicom pays us a portion of the fees it receives from its respective customers for the wireless value-added services we provide, based on their internal records. Thus, a significant portion of our revenue is dependent on each company's ability to maintain accurate records. We do not collect fees for our services which are deemed to be "billing and transmission failures," which means that the services were undeliverable to the user because the user's phone was turned off for an extended period of time, the user ceased to subscribe to the mobile network or his or her prepaid phone card ran out of value, or the mobile phone operator's networks or our system experienced technical problems. The rate of these billing and transmission failures varies among each mobile phone operator and changes from month to month. Future billing and transmission failures may result in a significant reduction in our wireless value-added services revenue. While we maintain our own records regarding the services we provide through their networks, we have no ability to independently monitor the accuracy of billing statements of either mobile phone operator. If there are significant discrepancies between our records and the records of one of the mobile phone operators, after taking into account historic levels of billing and transmission failures, we will typically ask to work with that mobile phone operator to reconcile the difference. Nonetheless, we have no ability to independently test or verify the mobile phone operators' data.

The revenue for our wireless value-added services is normally recognized based on monthly statements from China Mobile and China Unicom, but we occasionally recognize this revenue on an estimated basis if these statements are late.

     We normally recognize revenue based on statements that we receive subsequent to a period end from the mobile phone operators, but in very limited circumstances when the mobile phone operators' monthly billing statements are later than the date of our quarterly earnings release, we may recognize revenue on an estimated basis, using our own statistical records and after consultation with the mobile phone operators. For full year accounts, we wait until all statements are received before releasing our earnings figures. Consequently, no estimates are involved in determining annual revenue for our wireless value-added services, but from and including the first quarter of 2002 to and including the third quarter of 2003 we have estimated a portion of our wireless value-added services revenue in computing our revenue for particular quarters. The difference between the estimated revenue and the actual revenue as confirmed by the mobile phone operators, as a percentage of total wireless value-added services revenue recognized over the relevant quarter, ranged from 0.1% to 4.5%. Recognizing revenue based on such estimates could potentially require us to later make adjustments in our financial records when the mobile phone operators' statements and cash payments are received.

We expect that a portion of our future revenues will be derived from our advertising services, which represented approximately 15.0% of our total revenue for the nine months ended September 30, 2003, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our business and financial condition could be adversely affected.

     Although we anticipate that revenue generated by our fee-based premium services and online entertainment services will continue to constitute a majority of our future revenue, we believe that we will continue to rely on advertising revenue as one of our major sources of revenue for the foreseeable future. Online advertising in China is still relatively new and many of our current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures or other available funds to Web-based advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including:


     . the development of a large base of users possessing demographic characteristics attractive to advertisers;

     . the development of software that blocks Internet advertisements before they appear on a user's screen;

     .    downward pressure on online advertising prices; and

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

     .    the effectiveness of our advertising delivery and tracking system.

     In addition, China's entry into the World Trade Organization, and the resulting gradual opening of its telecommunications sector, may facilitate more foreign participation in the Chinese Internet market by such companies, for example, as Yahoo! and American Online. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition for advertising spending in China.

     If the Internet does not become more widely accepted as a medium for advertising, our ability to generate increased revenue will be negatively affected.


Our advertising revenue is subject to the overall state of the online advertising industry which is itself subject to general economic conditions.


     Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The demand for Internet advertising in China has been generally stabilizing in recent quarters but it still remains relatively soft as companies are reluctant to expand their marketing and advertising budgets or delay spending their budgeted resources. This has resulted in intense market competition which affected the general pricing in the Internet advertising market in China, and we have had to devote significant resources to maintain and enhance our revenue from advertising.

Because a portion of our revenue is derived from Internet advertising services, our future revenue could be materially and adversely affected if we cannot adapt successfully to new Internet advertising pricing models.


     It is difficult to predict which Internet advertising pricing model, if any, will emerge as the industry standard. This makes it difficult to project our future online advertising rates and revenue. For example, in past periods, our obligations to advertisers typically included guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. We were largely successful in 2002 in moving to advertising contracts whose fees are based on the actual time period that the advertisements appear on the NetEase Web sites rather than based on guaranteed minimum impressions. We cannot predict whether advertisers will continue to agree to this form of advertising arrangement in the near-term or whether new pricing models will emerge which we can successfully adopt and implement. Our advertising services revenue could be materially and adversely affected if we are unable to adapt to new forms of Internet advertising or if we fail to adopt the most profitable form.


Our business and our reputation were materially harmed because we had to restate our financial statements.


     Our rapid growth has placed and continues to place a significant strain on our resources. In one particular instance in our history, we have not been able to manage our growth effectively. Specifically, in the second quarter of 2001, based on information provided by an employee, our board of directors through its audit committee initiated an investigation into whether the terms of a number of contracts between our company and third party advertisers had been appropriately reflected in our financial statements. The audit committee subsequently determined by the end of the investigation that a portion of our revenue could not be recognized in fiscal year 2000 because:

     . we could not identify reliable evidence to support the fair value of services provided under certain advertising contracts,

     . revenue from certain barter transactions did not meet the criteria for recognition under the applicable accounting standards,

     .    certain contracts were found to lack economic substance, and

     . certain advertising contracts were found to be subject to significant extensions of performance periods that went beyond December 31, 2000.

     Our restated total revenues for 2000 were RMB33.0 million (US$4.0 million), resulting in a net loss of RMB169.3 million (US$20.4 million) or RMB6.78 (US$0.82) per American Depositary Share. We had originally reported total revenues for 2000 of RMB68.9 million (US$8.3 million), with a net loss of RMB142.8 million (US$17.3 million) or RMB5.72 (US$0.69) per American Depositary Share. Our total operating expenses for 2000 were reduced by RMB7.2 million (US$0.9 million) as a result of the restatement. The adjustments also decreased our previously reported total assets by RMB72.8 million (US$8.8 million). Note that translations of amounts from RMB into U.S. dollars for the convenience of the reader in this paragraph were calculated at the noon buying rate of US$1.00=RMB8.2774 as of December 29, 2000 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

     We have taken a number of steps to strengthen our controls and procedures to minimize a recurrence of this problem, including implementing more stringent internal controls and procedures, particularly with regard to the use of supplemental contracts and preparation and recordation of contracts which have both a revenue and expense side, holding frequent management meetings relating to financial matters with members of our finance, contract and sales teams, among others, and holding frequent meetings with our outside auditors. We are also continuously working to bolster our management team through rigorous hiring practices and on-going educational programs to ensure that the controls and procedures are implemented in a consistent, effective manner. To augment these changes, we also formed an advertising contract performance group to ensure that the performance of advertising contracts and the records generated to confirm completion of performance are accurate and appointed a new executive management team.



     We believe that these improved controls and procedures and structural changes have been effective, but it is possible that the same or new problems will arise as our business continues to expand. Further, as noted below, we cannot be certain that we will be able to employ and retain suitable senior managers to oversee the implementation of our controls and procedures in the future. If we make any mistakes in operating our business, our operating results may fluctuate and cause the price of our ADSs to decline.


The success of our business is dependent on our ability to retain our existing key employees and to add and retain new senior officers to our management.

     We depend on the services of our existing key employees. Our success will largely depend on our ability to retain these key employees and to attract and retain qualified senior and middle level managers to our management team. We also depend on our ability to attract and retain highly skilled technical, editorial, marketing and customer service personnel in the future. We cannot assure you that we will be able to attract or retain such personnel or that any personnel we hire in the future will successfully integrate into our organization or ultimately contribute positively to our business. The loss of any of our key employees would significantly harm our business. We do not maintain key person life insurance on any of our employees.

In the past, we have not been able to accurately or comprehensively track the delivery of advertisements through the NetEase Web sites, which problem, if it recurs, may make us less attractive to our present and potential advertisers.

     We depend on third party proprietary and licensed advertisement serving technology, as well as software which we developed ourselves, to deliver and track all types of advertisements we offer to our advertising customers, such as banner ads, text links, logo displays and pop-up advertisements. Advertisement serving technology allows us to measure the demographics of our user base and the delivery of advertisements on the NetEase Web sites. This technology is still developing. It is important to advertisers that we accurately measure the demographics of the user base of the NetEase Web sites and the delivery of advertisements through the NetEase Web sites. To date, we believe that we have implemented this system successfully, but we cannot be certain that it will be effective as new forms of online advertising arise from time to time. Companies may choose not to advertise on the NetEase Web sites or may pay less for advertising if our advertisement serving system is not perceived to be reliable.

We believe we were a passive foreign investment company for the 2000, 2001 and 2002 taxable years, which will result in adverse U.S. tax consequences to U.S. investors who held our shares or American Depositary Shares during any of those taxable years, and we cannot be certain whether we will be treated as a passive foreign investment company for the 2003 taxable year.

     Based upon the nature of our income and assets, we believe we were a passive foreign investment company for U.S. federal income tax purposes for the 2000, 2001 and 2002 taxable years, and we cannot be certain whether we will be treated as a passive foreign investment company for the 2003 taxable year. The determination of whether or not we are a passive foreign investment company is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. The calculation of goodwill is based, in part, on the then market value of our American Depositary Shares, which is subject to change. In addition, we have made a number of assumptions regarding the calculation of goodwill and the allocation of goodwill among active and passive assets. While we believe our approach is reasonable, the relevant authorities in this area are unclear, so we cannot assure you that our belief that we were a passive foreign investment company for the 2000, 2001 and 2002 taxable years is accurate and we cannot predict with certainty whether we will be treated as a passive foreign investment company for the 2003 taxable year. U.S. investors who owned our shares during any taxable year in which we were a passive foreign investment company generally will be subject to increased U.S. tax liabilities and reporting requirements for those taxable years and all succeeding years, regardless of whether we continue to be a passive foreign investment company for the 2003 taxable year and any succeeding years, although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. The same adverse U.S. tax consequences will apply to our U.S. investors who acquire our shares during the 2003 taxable year or any subsequent taxable year if we are treated as a passive foreign investment company for that taxable year. Even if we were not a passive

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

foreign investment company for the 2000, 2001 or 2002 taxable years and/or are not treated as a passive foreign investment company for the 2003 taxable year, we cannot assure you that we will not become a passive foreign investment company for any future taxable year. See "Certain United States Federal Income Tax Consequences."


Our revenue fluctuates significantly and may adversely impact the trading price of our American Depositary Shares or any other securities which become publicly traded.

     Our revenue and results of operations have varied significantly in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenue and results of operations will depend largely on our ability to:


     . attract and retain users to the NetEase Web sites in the increasingly competitive Internet market in China;

     .    successfully implement our business strategies as planned; and

     . update and develop our Internet applications, services, technologies and infrastructure.


     Usage of our wireless value-added services and online games has typically increased around the Chinese New Year holiday and other traditional Chinese holidays. In contrast, advertising expenditures in China have historically been significantly lower during the first calendar quarter of the year due to the Chinese New Year holiday and the traditional close of advertisers' annual budgets. Expenditures for our e-commerce services have also historically followed the seasonal trend for advertising. If our revenue decreases or expenses increase during these periods, we may not be able to offset our expenses with sufficient revenue.


     Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our American Depositary Shares or any other securities of ours, such as the notes and the underlying ordinary shares, to decline.


If Guangzhou NetEase or Guangyitong Advertising or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.






     The interests of the shareholders of Guangzhou NetEase may differ from ours and those of our shareholders because they own a larger percentage of Guangzhou NetEase than of our company. In addition, Guangzhou NetEase, as an Internet content provider, and Guangyitong Advertising, as an advertising firm, may be subject to laws and regulations in China that are incompatible with the business strategies or operations of our company, such as, in the case of Guangyitong Advertising, laws and regulations requiring us to verify the content of third party advertising content we place on the NetEase Web sites. Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders could violate our agreements with them by, among other things, failing to operate and maintain the NetEase Web sites or advertising business in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company to Guangzhou NetEase. A violation of these agreements could disrupt our business and adversely affect our reputation in the market. If Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders violate our agreements with them, we may have to resort to litigation to enforce our rights. This litigation could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs.

Because our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising and their ultimate shareholders do not detail the parties' rights and obligations, our remedies for a breach of these arrangements are limited.

     Our current relationship with Guangzhou NetEase, Guangyitong Advertising and their ultimate shareholders is based on a number of contracts. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for us to obtain remedies or damages from Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders for breaching our agreements. Because we rely significantly on Guangzhou NetEase and Guangyitong Advertising for our business, the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase Web sites.


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

Increased government regulation of the information industry in China may result in the Chinese government requiring us to obtain additional licenses or other governmental approvals to conduct our business which, if unattainable, may restrict our operations.

     The telecommunications industry, including Internet content provision (known as ICP) services, is highly regulated by the Chinese government, the main relevant government authority being the Ministry of Information Industry or MII. Prior to China's entry into the World Trade Organization, or the WTO, the Chinese government generally prohibited foreign investors from taking any equity ownership in or operating any telecommunications business. ICP services are classified as telecommunications value-added services and therefore fell within the scope of this prohibition. This prohibition was partially lifted following China's entry into the WTO. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council dated December 5, 2001, foreign investors may now hold in the aggregate up to 49% of the total equity in any value-added telecommunications business in China, subject to certain geographic limitations. This percentage ceiling is to be increased to 50% by the second anniversary of China's entry into the WTO.

     To operate the NetEase Web sites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase has successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau, or Guangdong Bureau, dated as of December 14, 2000. On February 15, 2001, the News Office of the Beijing Municipal People's Government approved Guangzhou NetEase's application in respect of its news displaying services on the NetEase Web sites. As for special approvals for other online services, Guangzhou NetEase has submitted applications for online dissemination of health- and drug-related information and Internet publishing. Guangzhou NetEase has also applied for approval of our online game activities with the Ministry of Culture in accordance with recently adopted regulations.


     We rely exclusively on our contractual arrangements with Guangzhou NetEase and its approval to operate as an Internet content provider for our business operations. We believe that our present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. We cannot be certain that the Chinese government will not take action to prohibit or restrict our business activities. We are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of Internet advertising fees and e-commerce related services fees as sources of revenue, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. Also, we may fail to obtain some or all the licenses, permits or clearances we may need in the future, including, for example, the requisite approvals for our online game business from the Ministry of Culture. In addition, we may have difficulties enforcing our rights under our agreements with Guangzhou NetEase and Guangyitong Advertising if either of these parties breaches any of our agreements with them because we do not have approval from appropriate Chinese authorities to provide Internet content services or Internet advertising services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on us or our service providers or otherwise harm our business.



Our business would be materially harmed if the Chinese government adopts policies or regulations, or takes any other action that restricts or bans certain types of content on the NetEase Web sites.



     The Chinese government has enacted regulations governing Internet access and distribution of news and other information over the Internet. In the past, the Chinese government has stopped the distribution of information over the Internet that it believed to be inappropriate, including political or sexually explicit content. We cannot predict the effect of further developments in the Chinese legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws.



     Although none of the content that we currently produce contains material that we believe would be considered inappropriate, some of our users may be involved in producing and/or transmitting material that may be considered inappropriate. Although we constantly monitor the content of the material transmitted on the NetEase Web sites, we cannot assure you that we will in every instance uncover and block transmission of all material that may be considered inappropriate.


     If we are found to be in violation of any existing or future Chinese laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, the following:

     .    levying fines;

     .    revoking our business license;

     . requiring us to restructure our corporate structure, operations or relationship with Guangzhou NetEase or Guangyitong Advertising; and

     . requiring us to discontinue any portion or all of our Internet business or our relationship with Guangzhou NetEase or Guangyitong Advertising.

     Any such action would have a material adverse effect on our business, financial condition and results of operations and on the holders of our ordinary shares and American Depositary Shares.

We may not be able to conduct our operations without the services provided by Guangzhou NetEase and Guangyitong Advertising.


     Our operations are currently dependent upon our commercial relationships with Guangzhou NetEase and Guangyitong Advertising, and we derive most of our revenue from these companies. A portion of our revenue under our contracts with these companies is based upon arbitrary amounts that have been agreed upon in advance. If these companies are unwilling or unable to perform the agreements which we have entered into with them, we may not be able to conduct our operations in the manner in which we currently plan. In addition, Guangzhou NetEase and Guangyitong Advertising may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control these companies, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not expand, and our operating expenses may increase.


Guangzhou NetEase and Guangyitong Advertising are controlled by our controlling shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

     Our majority shareholder, William Lei Ding, is also the controlling shareholder of Guangzhou NetEase and Guangyitong Advertising. As a result, Mr. Ding may be able to cause these agreements to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Prior to our initial public offering of American Depositary Shares, a number of these agreements were amended. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

Unexpected network interruption caused by system failures may reduce visitor traffic and harm our reputation.

     Both the continual accessibility of the NetEase Web sites and the performance and reliability of our technical infrastructure are critical to our reputation and the ability of the NetEase Web sites to attract and retain users and advertisers. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce user satisfaction and traffic, which would reduce the NetEase Web sites' appeal to users and advertisers. As the number of NetEase Web pages and traffic increase, we cannot assure you that we will be able to scale our systems proportionately. In addition, any system failures and electrical outages could materially and adversely impact our business.

Computer viruses may cause delays or interruptions on our systems and may reduce visitor traffic and harm our reputation.

     Computer viruses may cause delays or other service interruptions on our systems. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect the NetEase Web sites against the threat of such computer viruses and to alleviate any problems. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

Computer hacking could damage our systems and reputation.


     Any compromise of security, such as computer hacking, could cause Internet usage to decline. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may have to spend significant capital and human resources to rectify any damage to our system. A well publicized computer security breach could significantly damage our reputation and materially adversely affect our business.



     Although we have not experienced any hacking activity that allowed unauthorized access to any information stored on our network, caused any loss or corruption of data, software or other computer equipment, we have been subject to denial of service attacks that have caused portions our network to be inaccessible for limited periods of time. In addition, we have had denial of service attacks and viruses or worms introduced into our network. Although we take a number of measures to ensure that our systems are secure and unaffected by security breaches, including ensuring that our servers are hosted at physically secure sites, limiting access to server ports, and using isolated intranets, passwords, and encryption technology, we cannot assure you that any measures we take against computer hacking will be effective.



     In addition, there have been a number of incidents where users, through a variety of methods, were able to modify the rules of our online games, particularly the online game we license from a third party. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during game play in a manner that allowed them to cheat and disadvantage our other online game users. At one point, cheating by some of our online game users led to a decrease in the number of users of our licensed online game "PristonTale". Although we have also taken a number of steps to deter our users from engaging in cheating when playing our online games, we cannot assure you that we or the third parties from whom we license some of our online games will be successful or timely in taking corrective steps necessary to prevent users from modifying the terms of our online games.


If our exclusive providers of bandwidth and server custody service fail to provide these services, our business could be materially curtailed.

     We rely on affiliates of China Netcom and China Telecom to provide us with bandwidth and server custody service for Internet users to access the NetEase Web sites. If China Netcom, China Telecom or their affiliates fail to provide such services, we may not be able to find a reliable and cost-effective substitute provider on a timely basis or at all. If this happens, our business could be materially curtailed.

If our exclusive providers of bandwidth and server custody service increase their prices, our results of operations would suffer.

     NetEase Beijing and Guangzhou NetEase contract with affiliates of China Netcom and China Telecom for bandwidth and server custody services. Pursuant to our contractual arrangements with Guangzhou NetEase, we pay for bandwidth and server custody service costs incurred by Guangzhou NetEase. We have no control over the costs of the bandwidth and server custody services provided by China Netcom, China Telecom or their affiliates. China Netcom or China Telecom or both may increase the prices we pay for these services. If this happens, our operating costs may be higher than we anticipate and our results of operations would suffer.

If third party content providers fail to develop and maintain the content we need, the NetEase Web sites could lose viewers and advertisers.


     We rely on a number of third parties to create traffic and provide content in order to make the NetEase Web sites more attractive to advertisers and consumers. Third parties providing content to the NetEase Web sites include both commercial content providers with which we have contractual relationships and our registered community members who post articles and other content on the NetEase Web sites. If these third parties fail to develop and maintain high-quality content, the NetEase Web sites could lose viewers and advertisers. Most of our contractual arrangements with third party content providers are not exclusive and are short-term or may be terminated at the convenience of either party. There can be no assurance that our existing relationships with commercial content providers will result in sustained business partnerships, successful service offerings, traffic on the NetEase Web sites or revenue for us.


We may be held liable for information displayed on, retrieved from or linked to the NetEase Web sites.

     We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are published on the NetEase Web sites. We are currently defending a number of defamation claims against NetEase Beijing and are involved in several intellectual property infringement claims or actions. We believe that the amounts claimed in these actions, in the aggregate, are not material to our business. However, these amounts may be increased for a variety of reasons as the claims progress, and we and our affiliates could be subject to additional defamation or infringement claims which, singly or in the aggregate, could have a material adverse effect on our business and results of operations, if successful. We also could be subject to claims based upon content that is accessible on the NetEase Web sites such as content and materials posted by users on message boards, online communities, voting systems, e-mail or chat rooms that are offered on the NetEase Web sites. By providing technology for hypertext links to third-party Web sites, we may be held liable for copyright or trademark violations by those third party sites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us. Moreover, users of the NetEase Web-based e-mail services could seek damages from us for:

     .    unsolicited e-mails;

     .    lost or misplaced messages;

     .    illegal or fraudulent use of e-mail; or

     .    interruptions or delays in e-mail service.


     We may incur significant costs in investigating and defending these claims, even if they do not result in liability.


Information displayed on, retrieved from or linked to the NetEase Web sites may subject us to claims of violating Chinese laws.

     Violations or perceived violations of Chinese laws arising from information displayed on, retrieved from or linked to the NetEase Web sites could result in significant penalties, including a temporary or complete cessation of our business. Chinese government agencies have announced restrictions on the transmission of "state secrets" through the Internet. The term "state secrets" has been broadly interpreted by Chinese governmental authorities in the past. We may be liable under these pronouncements for content and materials posted or transmitted by users on message boards, virtual communities, chat rooms or e-mails. The Ministry of National Security and the Ministry of Public Security have authority to cause any local Internet service provider to block any Web site. These ministries have, in the past, stopped the online distribution of information that they believed to be socially destabilizing or politically improper. If the Chinese government takes any action to limit or eliminate the distribution of information through the NetEase Web sites, or to limit or regulate any current or future community functions available to users or otherwise block the NetEase Web sites, our business would be significantly harmed.

Privacy concerns may prevent us from selling demographically targeted advertising in the future which could make the NetEase Web sites less attractive to advertisers.

     We collect demographic data, such as geographic location, income level and occupation, from our registered users in order to better understand users and their needs. We provide this data to online advertisers, on an anonymous aggregate basis, without disclosing personal details such as name and home address, to enable them to target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from collecting this information or from selling demographically targeted advertising, the NetEase Web sites may be less attractive to advertisers.

Security and confidentiality concerns may impede our e-commerce and other services and our growth.

     A significant barrier to e-commerce and our other fee-based services has been public concern over security and privacy of confidential information transmitted over the Internet. If this concern is not adequately addressed, it may inhibit the growth of the Internet as a means of conducting commercial transactions. In addition, China's regulation of encryption technology is still evolving, and it is possible that such regulations may limit the methods of encryption that we can employ. If a well-publicized breach of Internet security were to occur, general Internet usage could decline, which could reduce traffic to the NetEase Web sites and impede our growth.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.


     We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. Our efforts to protect our proprietary rights may not be effective to prevent unauthorized parties from copying or otherwise obtaining and using our technology. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology.


     From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties have initiated litigation against us for alleged infringement of their proprietary rights, and additional claims may arise in the future. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or content or license the infringed or similar technology or content on a timely basis, our business could suffer. Moreover, even if we are able to license the infringed or similar technology or content, license fees that we pay to licensors could be substantial or uneconomical.

If our subsidiaries are restricted from paying dividends to us, our primary internal source of funds would decrease.


     We are a holding company with no significant assets other than our equity interests in NetEase Beijing, our wholly owned subsidiary formed in 1999. As a result, our primary internal source of funds is dividend payments from NetEase Beijing. If NetEase Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict NetEase Beijing's ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our shares and ADSs or to make any required payments to holders of our notes. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income tax. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, NetEase Beijing is also required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.


                    Risks Related to Doing Business in China

A slow-down in the Chinese economy may slow down our growth and profitability.

     The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slow down will not have a negative effect on our business. Several years ago, the Chinese economy experienced deflation, which may reoccur in the foreseeable future. The Chinese economy overall affects our profitability as expenditures for advertisements and e-commerce and other services may decrease due to slowing domestic demand.

Government regulation of the Internet may become more burdensome.


     Government regulation of the Internet industry is burdensome and may become more burdensome. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services over the Internet. These regulations may stop or slow down the expansion of our customer and user base and limit the access to the NetEase Web sites. In addition to new laws and regulations, existing laws not currently applicable to the Internet industry may be applied to the Internet.


The uncertain legal environment in China could limit the legal protections available to you.

     The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Changes in China's political and economic policies could harm our business.

     The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

     .    economic structure;

     .    level of government involvement in the economy;

     .    level of development;

     .    level of capital reinvestment;

     .    control of foreign exchange;

     .    inflation rates;

     .    methods of allocating resources; and

     .    balance of payments position.

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

     As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.


Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.



     Because almost all of our future revenue may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund our business activities outside China or to make interest, dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.


                 Risks Related to the Internet Industry in China

Underdeveloped telecommunications infrastructure may limit the growth of the Internet market in China.

     The telecommunications infrastructure in China is not well developed. Although private sector Internet service providers exist in China, almost all access to the Internet is maintained through ChinaNet, which is owned in part by each of China Telecom and China Netcom, under the administrative control and regulatory supervision of China's Ministry of Information Industry. In addition, the government's interconnecting national networks connect to the Internet through a government-owned international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and China Netcom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

The limited use of personal computers in China limits our pool of potential customers and restricts the growth of our business.

     The Internet penetration rate in China is, and is expected to continue to be, lower than that in the United States and other developed countries. Alternate methods of obtaining access to the Internet, such as through mobile phones, cable television modems or set-top boxes for televisions, are not widely available in China at present. There can be no assurance that the number or penetration rate of personal computers in China will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in China. If significant numbers of Chinese consumers are unable to access the Internet, our ability to grow our business would be impeded.


There has been a steady decrease in the rate of the growth of Internet users in China which could limit the overall size of our market and adversely affect our revenue.



     While the number of Internet users in China has been growing since its introduction and continues to grow currently, we believe that the rate of this growth has slowed in recent years. We cannot predict whether this trend will continue at its current pace or at all, and the factors which will affect future growth in the Internet industry in China, as described elsewhere in these Risk Factors, are largely beyond our control. If this trend does continue, our potential market may not be as large as we had expected, and there will be even greater competition for Internet users in China. In that case, our ability to generate revenue from advertising, e-commerce and other services could be adversely affected.


The relatively high cost of accessing the Internet in China limits our potential customer base and restricts the growth of our business.

     Our growth is limited by the relatively high cost to Chinese consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in China. If the costs required to access the Internet do not significantly decrease, most of China's population will not be able to afford to use our services. The failure of a significant number of additional Chinese consumers to obtain affordable access to the Internet would make it difficult to grow our business.

We may be unable to compete successfully against new entrants and established industry competitors.


     The Chinese market for Internet content and services is intensely competitive and rapidly changing. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. Many companies offer competitive services including Chinese language-based Web search, retrieval and navigation services, wireless value-added services, online games and extensive Chinese language content, informational and community features and e-mail. In addition, as a consequence of China joining the World Trade Organization, the Chinese government has partially lifted restrictions on foreign-invested enterprises so that foreign investors may hold in the aggregate up to 49% of the total equity ownership in any value-added telecommunications business, including an Internet business, in China. This percentage ceiling is to be increased to 50% by the second anniversary of China's entry into the WTO.


     Currently, our competition comes from Chinese language-based Internet portal companies as well as U.S.-based portal companies. Some of our current and potential competitors are much larger and better capitalized than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase Web sites. We also face competition from online game developers and operators, Internet service providers, wireless value-added service providers, Web site operators and providers of Web browser software that incorporate search and retrieval features. Any of our present or future competitors may offer services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.



     Because many of our existing competitors as well as a number of potential competitors have longer operating histories in the Internet market, greater name and brand recognition, better connections with the Chinese government, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have, we cannot assure you that we will be able to compete successfully against our current or future competitors. Any increased competition could reduce page views, make it difficult for us to attract and retain users, reduce or eliminate our market share, lower our profit margins and reduce our revenue.


                Risks Related to the Offering of These Securities

One shareholder will have significant control over the outcome of shareholder votes after this offering.


     As of November 30, 2003, our founder and Chief Architect, William Ding, beneficially owned approximately 50.6% of our outstanding ordinary shares. Assuming all the notes could be, and are, immediately converted into ordinary shares at the conversion price set forth on the cover page of this prospectus, he will beneficially own approximately 47.5% of our outstanding ordinary shares. Accordingly, Mr. Ding will continue to have significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.


The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the notes, ordinary shares issuable upon conversion of the notes or ADSs representing such ordinary shares when desired or at attractive prices.


     The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During 2002, the closing sale prices of our ADSs on The Nasdaq National Market ranged from $0.70 to $13.05 per share and the last reported sale price on December 26, 2003 was $37.61. Our ADS price may fluctuate in response to a number of events and factors. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Because the notes are convertible into our ordinary shares and our ADSs represent ordinary shares, volatility or depressed prices for our ADSs could have a similar effect on the price of the notes and our ordinary shares. In addition, the existence of the notes may encourage short selling in our ADSs by market participants because the conversion of the notes could depress the price of our ADSs.


An active trading market for the notes or the ordinary shares issuable upon conversion does not yet exist and may never develop.

     There currently is no active trading market for the notes or the ordinary shares issuable upon conversion of the notes and there can be no assurance as to:

     . the liquidity of any market for the notes or ordinary shares that may develop,

     .    the ability of the holders to sell their notes or ordinary shares, or

     . the prices at which holders of the notes or ordinary shares would be able to sell their securities.

     If active markets were to exist, the notes or ordinary shares issuable upon conversion could trade at prices higher or lower than their initial purchase prices depending on many factors. We do not intend to apply for listing of the notes or ordinary shares issuable upon conversion on any securities exchange or for quotation on The Nasdaq National Market.

If our registration statement covering resales of the notes and our ordinary shares issuable upon conversion of the notes is not effective or we have suspended its use, it may be difficult or impossible for a holder to resell the notes or ordinary shares.


     The notes and our ordinary shares issuable upon conversion of the notes may be offered or sold only if:

     . an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws applies to the circumstances of the sale; or

     . a registration statement covering the resale of these securities is filed with the SEC and declared effective.


     Although we are required to register resales of the notes and our ordinary shares issuable upon conversion of the notes for a period of time (this prospectus is a part of a registration statement filed by us to fulfill this requirement), the registration statement may not be available to holders at all times. We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. While our ability to suspend the use of this prospectus is limited, we will be permitted to suspend the use of the prospectus for up to an aggregate of 120 days during any 12-month period under certain circumstances relating to possible acquisitions, financings or other similar transactions. Under such circumstances, it may be difficult or impossible for a holder to resell the notes or ordinary shares and the value and liquidity of the notes and ordinary shares may also be adversely affected.



Holders of our ordinary shares issued upon conversion of the notes will be required to satisfy certain requirements in order to deposit those ordinary shares for the issuance of ADSs, which may be costly and time consuming to them.



     If holders wish to deposit their ordinary shares for the issuance of ADSs, they will be required to provide certain information to The Bank of New York, which is the depositary for the ADS program, in order to establish that the shares and the ADSs that will be issued upon the deposit will not be subject to any transfer restrictions as described under "Description of American Depositary Shares." Specifically, The Bank of New York has informed us that it intends to require holders who wish to deposit ordinary shares that may have been issued upon conversion of the notes to provide evidence satisfactory to it that:


     (i) the shares have been resold in a transaction that is effectively registered under the above-referenced resale registration statement,

     (ii) the shares have been resold in a transaction that complies with Rule 144 under the Securities Act or

     (iii) the exemption provided by Rule 144(k) under the Securities Act is available and we have removed the transfer restriction legend from the share certificate at the holder's request.


     In addition, The Bank of New York may require those holders of ordinary shares to deliver a legal opinion to that effect at the holder's own expense. If the registration statement discussed above is not effective at the time of deposit of the ordinary shares, the value and liquidity of the shares and a holder's investment could be materially adversely affected.



Fluctuations in the currency exchange rate between the U.S. dollar and the Renminbi could adversely affect the dollar value of our ADSs, and therefore of the notes and the ordinary shares issuable upon conversion of the notes, and any cash dividend declared on our ordinary shares.



     Because holders of our ordinary shares and ADSs may elect to receive cash dividends, if any, in U.S. dollars, fluctuations in the exchange rate could also affect the value of any cash dividend declared in Renminbi and paid in U.S. dollars. In addition, because our revenue is primarily denominated in Renminbi, our valuation could be materially and adversely impacted by the devaluation of the Renminbi if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.


The notes are subordinated to any of our existing and future senior indebtedness and are effectively subordinated to all liabilities of our subsidiaries. Therefore, we may be unable to repay our obligations under the notes.

     The notes will be unsecured and subordinated in right of payment in full to all of our existing and future senior debt. Because the notes are subordinated to our senior debt, in the event of:

     (i)    our liquidation or insolvency,

     (ii)   a payment default on our designated senior debt,

     (iii) a covenant default on our designated senior debt (as defined in "Description of Notes--Subordination of Notes"), or

     (iv)   acceleration of the notes due to an event of default,

we will make payments on the notes only after our senior debt has been paid in full or, in the case of clause (3), the designated senior debt has not been accelerated within 179 days. After paying our senior debt in full, we may not have sufficient assets remaining to pay any or all amounts due on the notes.

     Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or make any funds available for payment on the notes, whether by dividends, loans or other payments. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions and are dependent upon the earnings of our subsidiaries. Our subsidiaries will not guarantee the payment of the notes. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and your right to participate in these assets, will be effectively subordinated to the claims of that subsidiary's creditors. Consequently, the notes will be effectively subordinated to all liabilities, including trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any debt of such subsidiary senior to that held by us.


     As of September 30, 2003, (i) we had approximately $100.0 million of outstanding debt and approximately $10.0 million of current liabilities and (ii) our subsidiaries had no outstanding indebtedness, other than intercompany indebtedness and other normal trade payables and liabilities. Neither we nor our subsidiaries are prohibited or limited under the Indenture for the notes from incurring debt or acting as guarantors of debt for others in whom we or our subsidiaries may have an interest. Our ability to pay our obligations on the notes could be adversely affected by our or our subsidiaries' incurrence of indebtedness or other liabilities. We and our subsidiaries may from time to time incur indebtedness and other liabilities, including senior debt. See "Description of Notes--Subordination of Notes."


We may not have the ability to repurchase the notes in cash if a holder exercises its repurchase right on the dates specified in this prospectus or upon the occurrence of a change of control or a delisting.

     Holders of the notes have the right to require us to repurchase the notes at certain specified dates and upon the occurrence of a fundamental change, such as a change of control, or a delisting of our securities, prior to maturity as described under the headings "Description of the Notes--Repurchase of Notes at the Option of the Holder on Specified Dates," "Description of the Notes--Repurchase at Option of a Holder Upon a Fundamental Change" and "Description of the Notes--Repurchase at Option of a Holder Upon a Delisting Event." We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the notes in cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase tendered notes would constitute an event of default under the Indenture for the notes, which might constitute a default under any other debt we may have. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the Indenture would possibly limit or prohibit payments to you.

The conditional conversion feature of the notes could result in you receiving less than the value of the ordinary shares into which a note is convertible.

     The notes are convertible into our ordinary shares only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the ordinary shares into which the notes would otherwise be convertible.

Sales of a significant number of ADSs in the public market, or the perception of such sales, could reduce the price of the notes and impair our ability to raise funds in new security offerings.

     Sales of substantial amounts of our ADSs in the public market after this offering, or the perception that those sales may occur, could cause the market price of our ADSs to decline. Because the notes are convertible into ordinary shares only at a conversion price in excess of the reference price of our ordinary shares determined based on the applicable ADS trading price, such a decline in the market price of our ADSs may cause the value of the notes to decline.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

     Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2003 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provides significantly less protection to investors. Therefore, our shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                   For the Six
                                           For the Year               Months
                                         Ended December 31,       Ended June 30,
                                    ----------------------------  --------------
                                    1998  1999  2000  2001  2002       2003
                                    ----  ----  ----  ----  ----  --------------
                                                                    (Unaudited)
Ratio of Earnings to Fixed Charges   N/A   N/A   N/A   N/A  4.61          129.00



     The ratio of earnings to fixed charges is calculated by dividing profit before tax by fixed charges. Fixed charges include interest costs and one-third of the rental expenses. We believe that one-third of the rental expenses is a reasonable approximation of the interest factor in the rental expenses. Due to our losses in the years ended December 31, 1999, 2000 and 2001, the ratios of earnings to fixed charges were less than 1:1 for those years. To achieve a coverage of 1:1 for those years, we would have had to generate additional earnings of RMB52.0 million, RMB169.3 million and RMB233.2 million, respectively.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS



     This prospectus contains statements that may be of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including those related to:



     . the risk that we will not be able to continue to successfully monetize the user base of the NetEase Web sites and that our e-commerce and other fee-based services revenue will not continue to grow;

     . the risk that the current popularity of SMS in China will not continue for whatever reason, including SMS being superseded by other technologies for which we are unable to offer attractive services;

     . the risk that we may not be able to continuously develop new and creative online services;

     . the risk that the online game market will not continue to grow or that we will not be able to maintain our position in that market;

     . the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition;

     . the risk that we will not be able to control our expenses in future periods;

     . the possibility that our company and our board of directors have not implemented effective or complete steps to ensure that the circumstances which led to the restatement of our financial statements for the year ended December 31, 2000 will not recur;

     . the risk that we will not be able to develop and implement additional operational and financial systems to manage our operations;

     . governmental uncertainties, general competition and price pressures in the marketplace;

     . uncertainty as to future profitability and the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and

     . other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended.



     All forward-looking statements in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update or revise any of these forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.


                                 USE OF PROCEEDS

     The proceeds from the sale of the notes and the ordinary shares offered by this prospectus are solely for the account of the selling securityholders named in this prospectus. Accordingly, we will not receive any proceeds from the sale of the notes or the ordinary shares offered by this prospectus.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual and current reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy materials that we have filed with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.



     Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     Our ADSs are quoted on The Nasdaq National Market under the symbol "NTES," and our SEC filings can also be read at: Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.



     Certain of our SEC filings are also available to the public on the SEC's Internet website at http://www.sec.gov.



     We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus, until this offering is completed. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.



     . Our Annual Report on Form 20-F (File No. 000-30666) for our fiscal year ended December 31, 2002 filed on June 27, 2003;

     . The description of our ordinary shares and American Depositary Shares, each representing 100 of our ordinary shares, set forth in our Registration Statement on Form 8-A, filed on March 27, 2000 and amended on June 28, 2000 (File No. 000-30666);

     . Our Current Report on Form 6-K (File No. 000-30666) filed on April 29, 2003;

     .    Our Current Report on Form 6-K (File No. 000-30666) filed on July 7,
          2003;

     .    Our Current Report on Form 6-K (File No. 000-30666) filed on July 9,
          2003;

     .    Our Current Report on Form 6-K (File No. 000-30666) filed on July 15,
          2003;

     . Our Current Report on Form 6-K (File No. 000-30666) filed on July 31, 2003; and

     . Our Current Report on Form 6-K (File No. 000-30666) filed on October 29, 2003.



     You may request a copy of these filings, the indenture for the notes, the registration rights agreement or the form of note, at no cost, by writing to us at: Investor Relations, NetEase.com, Inc., Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People's Republic of China 100738 or by telephoning us at (86-10) 8518-0163.



                    PRICE RANGE OF AMERICAN DEPOSITARY SHARES


     ADSs, each representing 100 of our ordinary shares, have been listed on The Nasdaq National Market since June 30, 2000. Our ADSs trade under the symbol "NTES." Trading in our ADSs was suspended by The Nasdaq National Market from September 4, 2001 until January 2, 2002.

     For the year ended December 31, 2000 (June 30, 2000 through December 31,
2000), the high and low price of our ADSs on Nasdaq has ranged from $17.25 to $2.75. For the year ended December 31, 2001 (January 1, 2001 through September 4, 2001), the high and low price of our ADSs on Nasdaq has ranged from $3.28125 to $0.51. For the year ended December 31, 2002, the high and low price of our ADSs on Nasdaq has ranged from $13.74 to $0.65.


     The following table provides the high and low sale prices for our ADSs on The Nasdaq National Market for (1) each quarter in the two most recent financial years and the first three quarters of 2003 and (2) each of the most recent six months. On December 29, 2003, the last reported sale price for our ADSs was $37.61 per ADS.

                                                      Sales Price
                                                  ---------------------
                                                    High         Low
                                                  ---------   ---------
Quarterly highs and lows
   First Quarter 2001                             $ 3.28125   $    1.00
   Second Quarter 2001                                 2.45        1.12
   Third Quarter 2001 (until September 4, 2001)        1.55        0.52
   Fourth Quarter 2001                              Trading   Suspended
   First Quarter 2002                                  1.47        0.65
   Second Quarter 2002                                 1.57        0.67
   Third Quarter 2002                                  3.65        1.40
   Fourth Quarter 2002                                13.74        1.80
   First Quarter 2003                                 17.90       10.10
   Second Quarter 2003                                37.35       14.34
   Third Quarter 2003                                 69.20       33.90
Monthly highs and lows
   June 2003                                          37.35       28.17
   July 2003                                          52.21       33.90
   August 2003                                        51.90       38.81
   September 2003                                     69.20       50.80
   October 2003                                       72.00       44.81
   November 2003                                      47.50       39.50

                            EXCHANGE RATE INFORMATION

     We have published our financial statements in Renminbi and our business is currently conducted in and from China in Renminbi. The conversion of Renminbi into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, and except as otherwise noted, this prospectus contains translations of some Renminbi or U.S. dollar amounts for 2003 at US$1.00: RMB8.2776, which was the prevailing rate on June 30, 2003. The prevailing rate on December 23, 2003 was US$1.00: RMB8.2769. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.



     The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 1998, 1999, 2000, 2001 and 2002 and for the six months ended June 30, 2003.


--------------------------------------  --------------------------------------
                Period                           Renminbi Average/(1)/
--------------------------------------  --------------------------------------
                 1998                                   8.2969
--------------------------------------  --------------------------------------
                 1999                                   8.2785
--------------------------------------  --------------------------------------
                 2000                                   8.2784
--------------------------------------  --------------------------------------
                 2001                                   8.2772
--------------------------------------  --------------------------------------
                 2002                                   8.2772
--------------------------------------  --------------------------------------
    Six Months Ended June 30, 2003                      8.2772
--------------------------------------  --------------------------------------
----------
(1) Determined by averaging the rates on the last business day of each month during the relevant period.

     The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.


-------------------------  ----------------------------------------------------
                                             Renminbi Average
-------------------------  ----------------------------------------------------
      Month Ended                    High                       Low
-------------------------  -------------------------  -------------------------
     June 30, 2003                  8.2776                     8.2768
-------------------------  -------------------------  -------------------------
      July 31, 2003                 8.2776                     8.2768
-------------------------  -------------------------  -------------------------
     August 31, 2003                8.2775                     8.2766
-------------------------  -------------------------  -------------------------
   September 30, 2003               8.2775                     8.2768
-------------------------  -------------------------  -------------------------
    October 31, 2003                8.2776                     8.2765
-------------------------  -------------------------  -------------------------
    November 30, 2003               8.2772                     8.2766
-------------------------  -------------------------  -------------------------

                                 DIVIDEND POLICY

     We have never declared or paid any cash dividends on our ordinary shares, but it is possible that we may declare dividends in the future. We have historically retained earnings to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements and such other factors as the board of directors deems relevant. Our payment of certain dividends may cause an adjustment to the number of ordinary shares or amount of cash you receive upon conversion of the notes as described under "Description of Notes--Conversion Rights."

                                 CAPITALIZATION

     The following table sets forth our capitalization as of October 31, 2003. This table should be read in conjunction with "Selected Consolidated Financial Data" and our financial statements and related notes, which are incorporated by reference in this prospectus. The table below does not reflect any changes occurring after October 31, 2003.

                                                                     As of October 31, 2003
                                                                     ----------------------
                                                                     (in RMB)       (in US$)
                                                                    (Unaudited)    (Unaudited)

Cash and cash equivalents/(1)/                                     1,314,646,331   158,838,935
                                                                   =============   ===========
Long-term liabilities:
   Zero Coupon Convertible Subordinated Notes due July 15, 2023      827,660,000   100,000,000
   Other long-term liabilities                                           270,025        32,625
                                                                   -------------   -----------
   Total long-term liabilities                                       827,930,025   100,032,625
                                                                   -------------   -----------
Shareholders' equity/(2)/

      Ordinary shares, US$0.0001 par value: 1,000,300,000 shares authorized, 3,126,688,189 shares issued and outstanding as
      of October 31, 2003                                              2,588,063       312,696
Additional paid-in capital                                           992,927,937   119,968,095

Deferred compensation                                                   (159,230)      (19,238)
Translation adjustments                                                  210,838        25,474
Accumulated deficit                                                 (178,564,417)  (21,574,610)
                                                                   -------------   -----------
      Total shareholders' equity                                     817,003,191    98,712,417
                                                                   -------------   -----------
            Total capitalization                                   1,644,933,216   198,745,042
                                                                   -------------   -----------

Note: Translations of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB8.2766 as of October 31, 2003 (the last business day of the month) in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on October 31, 2003, or at any other rate.

(1) As of October 31, 2003, the Company had invested RMB249.5 million (US$30.1 million) in short-term investments such as US government agency securities, which amount was not classified as cash and cash equivalents.

(2) Outstanding ordinary shares does not include (i) options to purchase 172,417,300 ordinary shares outstanding under our stock option plan at a weighted average exercise price of US$0.0889 per ordinary share, and 234,492,824 additional shares available for grant under our Amended and Restated 2000 Stock Incentive Plan as of October 31, 2003 and (ii) 210,000,000 ordinary shares reserved for issuance upon conversion of the notes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following data for the six months ended June 30, 2002 and June 30, 2003 and as of December 31, 2002 and June 30, 2003 have been derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2002 and 2003 and our audited financial statements as of December 31, 2002, which, in our opinion, include all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of the unaudited interim period, and should be read in conjunction with those statements, which are included in this prospectus beginning on page F-1 and incorporated by reference into this prospectus.


                                                                  For the Six Months Ended
                                                         -------------------------------------------
                                                            June 30,       June 30,      June 30,
                                                             2002           2003           2003
                                                         -------------  -------------  -------------
                                                              RMB            RMB            USD
                                                          (Unaudited)    (Unaudited)    (Unaudited)
                                                                                          (Note)
Statement of Operations Data:
Revenues:
   E-commerce and other services                            50,305,380    221,110,803     26,711,946
   Advertising services                                     11,975,760     32,821,080      3,965,048
   Software licensing and related integration projects         157,539        165,115         19,947
                                                         -------------  -------------  -------------
      Total revenue                                         62,438,679    254,096,998     30,696,941
   Sales and value-added taxes                              (3,122,580)   (12,704,850)    (1,534,847)
                                                         -------------  -------------  -------------
   Net revenues                                             59,316,099    241,392,148     29,162,094
                                                         -------------  -------------  -------------
Cost of revenues:
   E-commerce and other services and advertising
    services                                               (29,002,467)   (42,104,054)    (5,086,505)
   Share compensation cost                                    (954,064)            --             --
                                                         -------------  -------------  -------------
      Total cost of revenues                               (29,956,531)   (42,104,054)    (5,086,505)
                                                         -------------  -------------  -------------
Gross profit                                                29,359,568    199,288,094     24,075,589
Operating expenses:
   Selling, general and administrative expenses            (44,164,828)   (49,276,764)    (5,953,025)
   Asset impairment loss                                      (746,857)            --             --
   Research and development expenses                        (7,449,972)    (8,286,157)    (1,001,034)
   Share compensation cost                                  (1,243,421)      (278,224)       (33,612)
                                                         -------------  -------------  -------------
      Total operating expenses                             (53,605,078)   (57,841,145)    (6,987,671)
                                                         -------------  -------------  -------------
Operating profit (loss)                                    (24,245,510)   141,446,949     17,087,918
Other income (expenses):
   Interest income                                           4,230,815      3,646,491        440,525
   Interest expenses                                        (1,209,117)            --             --
   Other, net                                                3,468,434      5,673,376        685,389
                                                         -------------  -------------  -------------
Profit (loss) before tax                                   (17,755,378)   150,766,816     18,213,832
Income tax charge                                                 --       (6,064,414)      (732,630)
                                                         -------------  -------------  -------------

Net profit (loss)                                          (17,755,378)   144,702,402     17,481,202
                                                         -------------  -------------  -------------
Net earnings (loss) per share, basic                             (0.01)          0.05           0.01
                                                         -------------  -------------  -------------
Net earnings (loss) per ADS, basic                               (0.59)          4.64           0.56
                                                         -------------  -------------  -------------
Net earnings (loss) per share, diluted                           (0.01)          0.04           0.01
                                                         -------------  -------------  -------------
Net earnings (loss) per ADS, diluted                             (0.59)          4.47           0.54
                                                         -------------  -------------  -------------
Weighted average number of ordinary shares outstanding,
 basic                                                   3,033,407,311  3,118,601,020  3,118,601,020
                                                         -------------  -------------  -------------
Weighted average number of ADS outstanding, basic           30,334,073     31,186,010     31,186,010
                                                         -------------  -------------  -------------
Weighted average number of ordinary shares outstanding,
diluted                                                  3,033,407,311  3,237,539,818  3,237,539,818
                                                         -------------  -------------  -------------
Weighted average number of ADS outstanding, diluted         30,334,073     32,375,398     32,375,398
                                                         -------------  -------------  -------------

----------
Note: The conversion of RMB into U.S. dollars is based on the noon buying rate of USD1.00=RMB8.2776 on June 30, 2003 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on June 30, 2003, or at any other rate.

                                                                          As of
                                                       ---------------------------------------------
                                                        December 31,     June 30,        June 30,
                                                           2002            2003            2003
                                                       -------------  --------------  --------------
                                                            RMB             RMB             USD
                                                                       (Unaudited)     (Unaudited)
                                                                                         (Note)
Balance Sheet Data:
Assets:
Current assets:
   Cash                                                  560,069,711     728,706,065      88,033,496
   Restricted cash                                         1,208,305       1,217,622         147,098
   Prepayments and other current assets                    6,110,689      11,839,622       1,430,321
   Due from related parties, net                          22,448,509       8,063,540         974,140
                                                       -------------  --------------  --------------
      Total current assets                               589,837,214     749,826,849      90,585,055
Non-current rental deposit                                 1,065,912       1,273,337         153,829
Property, equipment and software, net                     26,379,182      25,680,523       3,102,412
Deferred tax assets                                        2,395,888       9,387,280       1,134,058
                                                       -------------  --------------  --------------
      Total assets                                       619,678,196     786,167,989      94,975,354
                                                       -------------  --------------  --------------
Liabilities and Shareholders' Equity:
Current liabilities:
   Accounts payable                                        3,814,614       4,419,563         533,919
   Salary and welfare payable                             16,023,380      13,089,024       1,581,258
   Taxes payable                                           8,252,950      19,900,665       2,404,159
   Deferred revenue                                          165,115              --              --
   Accrued liabilities                                    10,398,385      12,319,852       1,488,336
                                                       -------------  --------------  --------------
      Total current liabilities                           38,654,444      49,729,104       6,007,672
                                                       -------------  --------------  --------------
Long-term payable                                                 --         316,315          38,213
                                                       -------------  --------------  --------------
         Total liabilities                                38,654,444      50,045,419       6,045,885
                                                       -------------  --------------  --------------
Shareholders' equity:
Ordinary shares, US$0.0001 par value:
   1,000,300,000,000 shares authorized,
   3,100,162,537 shares issued and outstanding as
   of December 31, 2002, and 3,145,561,689 shares
   issued and outstanding as of June 30, 2003              2,566,543       2,604,111         314,597
Additional paid-in capital                             1,049,651,354   1,059,750,050     128,026,246
Less: Subscriptions receivable                           (33,113,848)    (33,113,848)     (4,000,416)
Deferred compensation                                       (474,739)       (196,515)        (23,741)
Translation adjustments                                      228,910         210,838          25,471
Accumulated deficit                                     (437,834,468)   (293,132,066)    (35,412,688)
                                                       -------------  --------------  --------------
      Total shareholders' equity                         581,023,752     736,122,570      88,929,469
                                                       -------------  --------------  --------------
Total liabilities and shareholders' equity               619,678,196     786,167,989      94,975,354
                                                       -------------  --------------  --------------


----------
Note: The conversion of RMB into U.S. dollars is based on the noon buying rate of USD1.00=RMB8.2776 on June 30, 2003 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on June 30, 2003, or at any other rate.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion regarding our unaudited consolidated financial data should be read together with our unaudited condensed consolidated financial statements and their related notes included in this prospectus and our consolidated financial statements and related notes, "Operating and Financial Review and Prospects" and "Selected Financial Data" incorporated by reference in this prospectus. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect", "anticipate", "intend", "believe", or similar language. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption "Risk Factors" in this prospectus. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview


     NetEase is a leading Internet technology company in China. Our innovative online communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of September 30, 2003, we had registered an accumulated total of approximately 143.8 million accounts, and our average daily page views exceeded
329.2 million for the month ended September 30, 2003.



     During 2003, we have continued to develop our various fee-based premium services and online entertainment services, including wireless value-added services, online games, premium e-mail services for individual users and other subscription-type services. Our fee-based e-commerce and other services revenue accounted for approximately 87% of our total revenue for the six months ended June 30, 2003. We also believe that advertising revenue will continue to be one of our significant revenue sources for the foreseeable future, but we anticipate that the revenue generated by these fee-based premium services and online entertainment services will continue to constitute the major portion of our future revenue.


     We achieved a net profit of RMB144.7 million (US$17.5 million) for the six months ended June 30, 2003 and generated positive operating cash flows of RMB165.9 million (US$20.0 million) during that period. Our accumulated deficit was reduced from RMB437.8 million (US$52.9 million) as of December 31, 2002 to RMB293.1 million (US$35.4 million) as of June 30, 2003. These accumulated losses have been funded principally with proceeds from the issuance of our American Depositary Shares at our initial public offering, which was completed in July 2000, and our previous private share offerings.

Our Corporate Structure


     NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of June 30, 2003, we had four major directly wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, NetEase Information Technology (Shanghai) Co., Ltd., or NetEase Shanghai; and NetEase Interactive Entertainment Limited, or NetEase Interactive, which has a direct wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive. As of June 30, 2003, we also had a wholly owned subsidiary, NetEase (U.S.) Inc., or NetEase US. NetEase US has remained inactive during 2003.


     NetEase Beijing and NetEase Shanghai were established in China on August 30, 1999 and May 14, 2000, respectively. NetEase US was established in the United States of America on September 10, 1999. NetEase Interactive was established in the British Virgin Islands on April 12, 2002, and Guangzhou Interactive was established in China on October 15, 2002.


     NetEase Beijing provides technical consulting and related services to Guangzhou NetEase and Guangyitong Advertising; NetEase Shanghai provides technical consulting for our advertising services; and NetEase Interactive and Guangzhou Interactive provide services for our online games.


     As the exclusive Internet technology provider to Guangzhou NetEase Computer System Co. Ltd., or Guangzhou NetEase, we provide a variety of Internet applications, technologies and services to support Guangzhou NetEase's operation of the NetEase Web sites and our e-commerce related services.

     Guangzhou NetEase is a limited liability company organized under the laws of China and is controlled and owned by our principal shareholder. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase Web sites. Guangzhou NetEase's 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination.

     We have entered into a series of contractual arrangements with Guangzhou NetEase and Guangyitong Advertising with respect to the operation of the NetEase Web sites and the provision of advertising services. Our services to Guangyitong Advertising constitute the majority of our advertising-related operations.





     See page 2 of this prospectus for a chart illustrating our corporate structure and relationships with Guangzhou NetEase and Guangyitong Advertising.



     We have recently taken steps to establish a new entity, Guangzhou Lingyi, to provide certain wireless value-added services for next generation mobile phones. William Ding will own 80% of Guangzhou Lingyi and Bo Ding, William Ding's brother, will own 20% of Guangzhou Lingyi. We anticipate that Guangzhou Lingyi will enter into contractual arrangements with us that are substantially similar to those that we have entered into with Guangzhou NetEase.



Revenue



     Our total revenue increased from RMB62.4 million in the six months ended June 30, 2002 to RMB254.1 million (US$30.7 million) in the six months ended June 30, 2003. We generate our revenue from e-commerce and other services, advertising services and software licensing and related integration projects. Through our predecessor company, in mid-1998, we changed our business model from a software developer to an Internet technology company. In July 1999, we began to offer e-commerce platforms and to provide online auction services in China through Guangzhou NetEase, a related party. Thereafter, we operated a co-branded auction Web site with EachNet which was ultimately terminated in July 2002, at which time we restarted our own online auction platform providing free auction services to our registered users until June 2003. In 2001, we also began focusing on fee-based premium services and online entertainment services, including wireless value-added services, online games, premium e-mail services and other subscription-type services. Our focus on these services continued throughout the first six months of 2003.


     Other than revenue from our related parties, Guangzhou NetEase and Guangyitong Advertising, no customer individually accounted for greater than 10% of our total revenue for the first six months of 2003.

E-commerce and Other Services Revenue


     We currently derive all our e-commerce and other services revenue from fees earned pursuant to a series of agreements with Guangzhou NetEase, a related party, under which we provide Internet portal and e-commerce technologies and advertising services to Guangzhou NetEase in exchange for a service fee. The service fee that we charge includes substantially all of the e-commerce and other services revenue recognized by Guangzhou NetEase, net of a 5.5% business tax and certain surcharges that apply to the revenue recognized by Guangzhou NetEase.


     Guangzhou NetEase earns its e-commerce related services revenue from wireless value-added services, online games and other fee-based premium services.

     Wireless Value-Added Services


     Guangzhou NetEase receives wireless value-added services revenue which is currently predominantly derived from activities related to short messaging services (known as SMS). Guangzhou NetEase derives wireless value-added services revenue principally from providing value-added services through SMS to users such as friends matching, news and information services, ring-tone and logo downloads and various other related services that mobile phone users can access under co-operative arrangements between Guangzhou NetEase and two Chinese mobile phone operators, China Mobile and China Unicom. Recently, there has been a consolidation in the market for products and services for users of SMS, resulting in an overall strengthening of competition in 2003. To maintain and grow our position in this market, we intend to continue improving our existing services and developing new ones, but these efforts may not be successful.



     We are also focusing on developing services that can be utilized in emerging wireless technologies. For example, beginning in July 2002, Guangzhou NetEase also derived wireless value-added services revenue under a separate cooperative arrangement with each of the Chinese mobile phone operators by providing wireless application protocol (known as WAP) services to mobile phone users with phones using the General Packet Radio Service (known as GPRS) or CDMA1X wireless standards. More recently, in April 2003, we started to offer services for users of multi-media messaging services (known as MMS) under an additional co-operative agreement with one of the Chinese mobile phone operators. We expect that our revenue derived from new services we develop that are compatible with these and other new wireless technologies will represent a larger portion of our wireless value-added services revenue in the future as these new technologies become more widely available. However, we cannot be certain that these new technologies or the services we develop for them will be successful, and we expect to see increasing competition in this area.


     Online Games

     Guangzhou NetEase receives all its online games revenue from its customers through the sale of prepaid point cards. Customers can purchase prepaid point cards in different locations in China, including Internet cafes, convenience stores, supermarkets and bookstores, etc. Customers can register their point cards in our system and use the points in the cards to play our massively multi-player online role-playing games and use our other fee-based services. We develop our own proprietary massively multi-player online role-playing games, as well as license games from third party developers. We expect that we will face continued competition as online game providers, mainly from South Korea and to a lesser extent from the U.S., expand their presence in this market or enter it for the first time.

     Other Fee-Based Premium Services


     Other fee-based premium services include premium e-mail, premium matchmaking, premium personals, premium alumni directory, premium clubs, personal home pages and electronic greeting cards.


Advertising Services Revenue


     We derive all our advertising services revenue from fees we earn from Guangyitong Advertising, a related party, for services that we provide in connection with advertisements placed on the NetEase Web sites and advertising-related technical consulting services. We have entered into an agreement with Guangyitong Advertising under which we are the exclusive provider of advertising-related technical consulting services to Guangyitong Advertising and under which we receive a service fee. The service fee that we charge includes substantially all of the advertising revenue of Guangyitong Advertising less all of the accrued expenses incurred by Guangyitong Advertising, and net of a 5% business tax, a 3% cultural development fee and certain surcharges that apply to these revenue.


Software Licensing and Related Integration Projects Revenue

     In the six months ended June 30, 2003, this category of revenue included certain corporate solution services to a customer in connection with the purchase of servers and computer equipment, development of software and custody and maintenance of servers.

     Although we continue to perform occasional corporate solutions services for customers upon request, we expect this category of revenue to remain immaterial to our business.


Cost of Revenue


E-commerce and Other Services and Advertising Services Costs

     E-commerce and other services and advertising services costs represent those direct costs for operating the NetEase Web sites, which consist primarily of server custody and bandwidth fees, content fees, staff costs, share compensation cost, depreciation and amortization of computers and software and other direct costs.

     NetEase Beijing, NetEase Shanghai and Guangzhou NetEase lease bandwidth from China Telecom and China Netcom affiliates. NetEase Beijing and Guangzhou NetEase have network servers co-located in facilities owned by China Telecom's and China Netcom's affiliates, for which they pay custody fees to China Telecom and China Netcom. In addition, as a result of our arrangements with Guangzhou NetEase, we also pay for Guangzhou NetEase's bandwidth lease payments and server custody fees on a monthly basis. These costs are recognized in full as incurred.


     Staff costs consist primarily of compensation expenses for our e-commerce and editorial professionals and also for our online games staff, in particular, a group of employees known as the "Game Masters" who are responsible for the daily co-ordination and regulation of the activities inside our games' virtual worlds.

     We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which range from two to five years.

Software Licensing and Related Integration Projects Costs

     We did not incur any direct costs relating to software licensing and related integration projects in the six months ended June 30, 2003 and 2002.

Operating Expenses

     Operating expenses include selling, general and administrative expenses and research and development expenses.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses consist primarily of marketing and advertising; salary and welfare expenses and share compensation costs; office rental; recruiting expenses; travel expenses and depreciation charges. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

Research and Development Expenses

     Research and development expenses consist principally of compensation for our research and development professionals.

Share Compensation Cost

     In December 1999, we adopted a stock incentive plan, called the 1999 Stock Option Plan, for our employees, senior management and advisory board. In 2000, we replaced the 1999 Stock Option Plan with a new stock option plan, called the 2000 Stock Option Plan. The 2000 Stock Option Plan was subsequently amended and restated in May 2001. During the six months ended June 30, 2003, we granted options to our employees and certain members of our senior management under the 2000 Stock Option Plan. The vesting period for these options is four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

     For the six months ended June 30, 2003, we recorded share compensation cost of approximately RMB0.3 million (US$33,612). This cost has been allocated to (i) selling, general and administrative expenses and (ii) research and development expenses, depending on the functions for which these personnel and employees are responsible. The significant reduction in the share compensation costs recorded for the six months ended June 30, 2003 as compared to the same period in 2002 was due to the fact that the deferred compensation costs arising from the share grants to certain members of senior management of the Company and the share transfers from the principal shareholder to certain members of senior management and employees of the Company during the years 1999 and 2000 were fully amortized in accordance with the related vesting periods of the share grants and share transfers by the end of 2002.

     As of June 30, 2003, deferred compensation cost relating to share option grants in the six months ended June 30, 2003 or prior years amounted to RMB0.2 million (US$23,741), which is to be amortized and charged to expense in subsequent periods. We may also incur additional share compensation cost in the remainder of 2003 as a result of the possible recruitment of additional management personnel and the granting of new share options to these personnel and other members of our staff.

Income Taxes


     Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenue is primarily derived from our Chinese subsidiaries. Chinese companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Our subsidiary, NetEase Beijing, received the relevant approval to be recognized as a "New and High Technology Enterprise". According to the approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. However, these preferential tax treatments may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, then it would be subject to the normal tax rate of 30% EIT and a 3% local tax.


     NetEase Shanghai is subject to EIT at the rate of 30% plus a local tax of 3%.

     Guangzhou Interactive is entitled to a reduced EIT rate of 15% from 2003 to 2004 but will be subject to EIT rate of 30% plus a local tax rate of 3% from 2005 onward.


     Guangzhou NetEase and Guangyitong Advertising are Chinese domestic enterprises and are generally subject to a 33% EIT. However, Guangzhou NetEase was categorized as a small-sized tax payer by the local tax bureau of Guangzhou, China. According to the relevant tax circulars issued by the local tax bureau of Guangzhou, Guangzhou NetEase is subject to different EIT rates depending on the nature of its taxable revenue.


     If the activities of NetEase.com, Inc. constitute a permanent establishment in China, the income it earns in China would also be subject to a 30% EIT and 3% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from NetEase Beijing to our company are exempt from Chinese withholding tax.


     We are subject to a business tax on our revenue derived from services which is generally 5%. In addition, we are subject to a value-added tax ranging from 6% to 17% for revenue we earn from the sale of computer hardware purchased on behalf of our customers. We did not incur any value-added tax during the six months ended June 30, 2003. Our effective value-added tax rate was 6% during the six months ended June 30, 2002. In addition, Guangyitong Advertising is subject to a cultural development fee at 3% on its Internet advertising fees, which effectively reduces the revenue we derive from Guangyitong Advertising.


     Subject to the approval of the relevant tax authorities, we had total tax loss carryforwards of approximately RMB41.8 million (US$5.0 million) as of June 30, 2003 for EIT purposes. Approximately RMB0.2 million (US$24,434), RMB29.5 million (US$3.6 million) and RMB12.1 million (US$1.5 million) of such losses will expire in 2005, 2006 and 2007, respectively.

     The above tax loss carryforwards give rise to potential deferred tax assets totaling RMB9.4 million (US$1.1 million). As noted below under "Critical Accounting Policies and Estimates", a valuation allowance has been provided to partly offset potential deferred tax assets due to the uncertainty surrounding the realizability of such assets.

Critical Accounting Policies and Estimates


     The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenue and expenses in our consolidated statement of operations and the information that is contained in our significant accounting policies and notes to the consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.


     We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operation.

Critical Accounting Policies and Estimates Regarding Revenue Recognition

     E-commerce and Other Services Revenue


     Since December 1999, we have recognized e-commerce and other services revenue that we earn through our arrangements with Guangzhou NetEase as the services are rendered and the services revenue is earned under the e-commerce and other services agreements, which is the same time Guangzhou NetEase recognizes such revenue.


     SMS and Other Wireless Value-Added Services


     Wireless value-added services revenue, which represents Guangzhou NetEase's share of the revenue under its cooperative arrangements with China's two mobile phone operators, is recognized by us primarily based on monthly statements received from those operators. The revenue is recognized net of the mobile phone operators' share of revenue and uncollectible amounts because we consider those operators to be the primary obligors in the information transmission and delivery process which is a critical and integral part of our wireless value-added services. In addition, this revenue recognition approach is supported by the fact that the mobile phone operators must approve all services pricing and they have significant influence over other terms under our co-operative arrangements with them. Uncollectible amounts mainly represent the mobile phone operators' transmission and billing problems resulting from technical issues with their systems. We are unable to estimate or separately confirm the amount of uncollectibles which is reflected in any particular monthly statement and are totally reliant on the information provided by the mobile phone operators in their monthly statements for purposes of our record keeping.

     Online Games

     We recognize revenue at the time when the points on our prepaid point cards are consumed and services are provided.

     Other Fee-Based Premium Services

     We recognize revenue for these services ratably over the period when the services are provided, except in the case of the following services:


          Online Shopping Mall - Guangzhou NetEase launched our online shopping mall platform in July 2000. As of September 30, 2003, this online shopping mall had 10 "online stores" operated by merchant tenants. From the fourth quarter of 2001, most online stores pay Guangzhou NetEase fixed service fees, which Guangzhou NetEase recognizes ratably over the period of the leases of the e-commerce platforms. Additionally, a small portion of the online stores pay Guangzhou NetEase commissions based on that merchant's revenue which are recognized on a monthly basis. Prior to 2002, we also received referral fees from online shopping mall partners of the NetEase Web sites which Guangzhou NetEase recognized when services were rendered. As of September 30, 2003, there were no active referral arrangements, but we are currently seeking to enter into new referral arrangements.



          Online Auction - Prior to October 2000, Guangzhou NetEase earned revenue from services to online auction sellers, whether businesses or consumers, which Guangzhou NetEase recognized ratably over the relevant period. In October 2000, we established a co-branded online trading and auction channel in partnership with EachNet. On June 25, 2002, we entered into an agreement with EachNet to terminate our strategic co-operation agreement and the co-branded Web site. We earned both fixed upfront fees and referral fees from EachNet during the period of co-operation. In July 2002, we re-started our own online auction platform providing free services to our registered users after the termination of the co-branded Web site with EachNet, but we discontinued such services in June 2003.


     Advertising Services Revenue


     Since December 1999, we have recognized advertising services revenue that we earn through our arrangement with Guangyitong Advertising as services are rendered and the service revenue is earned under the advertising agreements, which is the same time Guangyitong Advertising recognizes such revenue.



     Guangyitong Advertising derives its advertising fees principally from short-term advertising contracts, though recently we have seen an increasing number of advertisers who are willing to enter into long-term contracts. Revenue from advertising contracts is generally recognized ratably over the period in which the advertisement is displayed and collection of the resulting receivables is probable. Guangyitong Advertising's obligations to the advertisers have traditionally also included guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. These types of advertising contracts are known as CPM contracts. As a result, to the extent that minimum guaranteed impressions were not met within the contractual time period, Guangyitong Advertising deferred recognition of the corresponding revenue until the remaining guaranteed impression levels were achieved. In 2002, we began focusing on entering into advertising contracts which fees are based on the actual time period that the advertisements appear on the NetEase Web sites rather than based on guaranteed minimum impressions. This transition is largely complete, and Guangyitong Advertising currently has only a few CPM contracts in effect. However, it has entered into several "cost per action" advertising contracts (known as CPA contracts) whereby revenue is received by Guangyitong Advertising when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed. In the six months ended June 30, 2003, CPA contracts represented only a small portion of our advertising revenue, and we expect that CPA contracts will continue to represent a small portion of our advertising revenue in the near-term.



     There was no revenue and expense derived from barter transactions in the six months ended June 30, 2003 or the six months ended June 30, 2002. We engaged in certain advertising barter transactions in the six months ended June 30, 2002 and the six months ended June 30, 2003, for which the fair value is not determinable within the limits of EITF Issue No. 99-17, and therefore no revenue or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by us for advertising, promotional benefits and information content provided by the counterparties.


     Software Licensing and Related Integration Projects

     For the corporate solution services we provided in the six months ended June 30, 2003, the revenue was recognized at the completion of the respective services.

     Other Critical Accounting Policies and Estimates

     Deferred Tax Valuation Allowance

     Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. We make a valuation allowance to reduce deferred tax assets to the amount which is more likely than not to be realized. There can be no assurance that we will be able to utilize all the net operating loss carryforwards before their expiration.

     Allowances for Doubtful Accounts

     We maintain allowances for doubtful accounts receivable based on various types of information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis. We also make specific provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable.

     Litigation Reserve

     No material litigation reserve existed as of June 30, 2003 because management believed, and continues to believe, that the ultimate resolution of the claim described below under the heading "Outstanding Litigation and Contingent Liabilities" will not result in any material financial impact on our company.

Material Commitments

     As of June 30, 2003, we had lease commitments for office rentals of RMB2.9 million (US$0.3 million), RMB5.8 million (US$0.7 million) and RMB3.7 million (US$0.5 million) payable in the second half of 2003 and in 2004 and 2005, respectively. In addition, we had lease commitments for server custody fees of RMB3.8 million (US$0.5 million) payable in the second half of 2003.

Outstanding Litigation and Contingent Liabilities

     In January 2003, Guangzhou NetEase was named in a copyright infringement lawsuit in China, and the plaintiffs have claimed damages of US$1.0 million. We intend to vigorously defend our position and believe the ultimate resolution of the matter will not have a material financial impact on our company.

Repurchase of Shares


     On July 4, 2003, the Company entered into an agreement with affiliates of The News Corporation Limited ("Newscorp") to repurchase 27,142,000 ordinary shares of the Company held by one of Newscorp's affiliates. The transaction was completed in July 2003. Under the agreement, the Company paid Newscorp a net aggregated amount of approximately US$4.6 million and the right of Newscorp and its affiliates to a certain amount of advertising on NetEase's websites which had been granted under a strategic cooperation agreement between the parties was waived. In accordance with the agreement, the Company is entitled to use US$2 million worth of advertising on Asian television properties of Newscorp at no additional cost until March 28, 2004 or such other date as the parties shall agree.

Consolidated Results of Operations


     The following table sets forth a summary of our unaudited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenue:


                                             For the Six Months Ended
                                    -------------------------------------------
                                        June 30, 2002         June 30, 2003
                                    ---------------------   -------------------
                                        RMB           %         RMB         %
Revenues:
   E-commerce and other services     50,305,380      80.6   221,110,803    87.0
   Advertising services              11,975,760      19.2    32,821,080    12.9
   Software licensing and related
    integration projects                157,539       0.2       165,115     0.1
                                    -----------   -------   -----------   -----
Total revenues                       62,438,679     100.0   254,096,998   100.0
Sales and value-added taxes          (3,122,580)     (5.0)  (12,704,850)   (5.0)
                                    -----------   -------   -----------   -----
Net revenues                         59,316,099      95.0   241,392,148    95.0
                                    -----------   -------   -----------   -----
Cost of revenues:
   E-commerce and other services
    and advertising services        (29,002,467)    (46.4)  (42,104,054)  (16.6)
   Share compensation cost*            (954,064)     (1.5)           --      --
                                    -----------   -------   -----------   -----
Total cost of revenues              (29,956,531)    (47.9)  (42,104,054)  (16.6)
                                    -----------   -------   -----------   -----
Gross profit                         29,359,568      47.1   199,288,094    78.4
                                    -----------   -------   -----------   -----
Operating expenses:
   Selling, general and
    administrative expenses         (44,164,828)    (70.7)  (49,276,764)  (19.4)
   Assets impairment loss              (746,857)     (1.2)           --      --
   Research and development
    expenses                         (7,449,972)    (11.9)   (8,286,157)   (3.3)
   Share compensation cost*          (1,243,421)     (2.0)     (278,224)   (0.1)
   Class action settlement
                                    -----------   -------   -----------
Total operating expenses            (53,605,078)    (85.8)  (57,841,145)  (22.8)
                                    -----------   -------   -----------   -----
Operating profit (loss)             (24,245,510)    (38.7)  141,446,949    55.6
Other income (expenses):
   Interest income                    4,230,815       6.8     3,646,491     1.4
   Interest expense                  (1,209,117)     (1.9)           --      --
   Other, net                         3,468,434       5.6     5,673,376     2.2
                                    -----------   -------   -----------   -----
Profit (loss) before tax            (17,755,378)    (28.2)  150,766,816    59.2
Income tax charge                            --        --    (6,064,414)   (2.4)
                                    -----------   -------   -----------   -----
Net profit (loss)                   (17,755,378)    (28.2)  144,702,402    56.8
* Share compensation cost

   E-commerce and other services
    and advertising services cost
    of revenue                         (954,064)     (1.5)           --      --

   Selling, general and
    administrative expenses          (1,043,825)     (1.7)     (189,988)  (0.07)
   Research and development
    expenses                           (199,596)     (0.3)      (88,236)  (0.03)
                                    -----------   -------   -----------   -----
Total                                (2,197,485)     (3.5)     (278,224)   (0.1)
                                    ===========   =======   ===========   =====

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002


     Revenue



     Total revenue increased by 307.2% to RMB254.1 million (US$30.7 million) in the six months ended June 30, 2003 from RMB62.4 million in the six months ended June 30, 2002.



     Revenue from e-commerce and other services increased by 339.5% to RMB221.1 million (US$26.7 million) in the six months ended June 30, 2003 from RMB50.3 million in the six months ended June 30, 2002, as a result of the substantial increase in revenue generated from our wireless value-added services and our online games. In addition, revenue from our other fee-based services, including dating and friends matching, e-mail services and other premium services, also increased during the first half of 2003.



     Wireless Value-Added Services and Other Fee-Based Premium Services - The substantial increase in revenue generated from our wireless value-added services and other fee-based premium services was primarily due to the increase in popularity of our growing range of proprietary SMS services among the expanding population of mobile phone users in China. We started the development of our wireless business in 1999 and launched our SMS.163.com Web page and first fee-based services in February 2001. At that time, the number and variety of services offered were very limited and included ring-tone and logo downloading and a few other services. As of June 30, 2003, we offered more than 200 different services, which can be classified into four main categories, namely, news and information subscription, multi-media downloading, community and communication and Internet-related services.






     Our wireless value-added services and other fee-based premium services together represented approximately 67.2% of our total e-commerce and other services revenue in the first half of 2003, as compared to 96.3% in the first half of 2002. The major portion of this amount was derived from our wireless value-added services in both 2002 and 2003.

     Online Games - The substantial increase in the revenue generated from our online games was due to the launch of two titles in August 2002, primarily our in-house developed game "Westward Journey Online Version 2.0" and to a lesser extent "PristonTale". Westward Journey Online Version 2.0 accounted for approximately 91% of the increase in online games revenue and PristonTale accounted for approximately 9%. Online games accounted for approximately 32.8% of our total e-commerce and other services revenue in the first half of 2003, as compared to 3.7% in the first half of 2002.

     Advertising services revenue increased by 174.1% to RMB32.8 million (US$4.0 million) in the six months ended June 30, 2003 from RMB12.0 million in the six months ended June 30, 2002, primarily as a result of a general increase in demand for online advertising in China during 2002. In particular, we gained several new China-based advertising clients, including leading mobile phone and car manufacturers, and were able to increase the number of advertising contracts which are long-term (one year or more) in late 2002 and early 2003. Average revenue per advertiser increased from approximately RMB82,000 (US$10,000) in the six months ended June 30, 2002 to RMB115,000 (US$14,000) in the six months ended June 30, 2003. The number of contracted advertisers using the NetEase Web sites increased from 185 in the six months ended June 30, 2002 to 285 in the six months ended June 30, 2003, with revenue from our top ten advertisers comprising 23.0% of our total advertising services revenue in the six months ended June 30, 2003 as compared to 38.4% in the six months ended June 30, 2002. We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium. Based on our recent experience, we also expect that as advertisers generally become more familiar with online advertising, they will be increasingly willing to enter into longer term contracts of up to six months or more.

     In the six months ended June 30, 2003, software licensing and related integration projects revenue included certain corporate solution services to a customer in connection with the purchase of servers and computer equipment, development of software and custody and maintenance of servers. We cannot predict whether we will continue to earn revenue from similar transactions in the foreseeable future, but we expect that we will provide these or other similar services to customers upon request. Such revenue totaled RMB0.2 million (US$19,947) in the six months ended June 30, 2003, which was consistent with the level of revenue for the six months ended June 30, 2002.

     Cost of Revenue

     Our cost of revenue increased by 40.6% to RMB42.1 million (US$5.1 million) in the six months ended June 30, 2003 from RMB30.0 million in the six months ended June 30, 2002. A significant portion of this increase was due to franchise and revenue share fees and, to a lesser extent, increased staff-related costs.

     Franchise and revenue share fees costs comprised 27.5% of our total cost of revenue (totaling RMB11.6 million) in the six months ended June 30, 2003, compared with 3.6% (totaling RMB1.1 million) in the six months ended June 30, 2002. Increased franchise and revenue share fee costs accounted for approximately 86.4% of the increase in our cost of revenue. We expect that franchise and revenue share fees will continue to increase as a percentage of our total cost of revenue in the near-term.

     Staff costs consisted primarily of compensation expenses for our online game and other e-commerce and editorial professionals and comprised 24.0% of our total cost of revenue (totaling RMB10.1 million) in the six months ended June 30, 2003, compared with 27.2% (totaling RMB8.2 million) in the six months ended June 30, 2002. The increase in costs was mainly due to the increase in the number of employees and accounted for approximately 15.7% of the increase in our total cost of revenue. Our cost of revenue was partially offset by a reduction in share compensation costs for the first half of 2003 as compared to the first half of 2002, which accounted for approximately an 7.9% decrease in our total cost of revenue. We expect that staff costs as a percentage of our total cost of revenue will continue to decrease in the near-term due to the greater increase in the franchise and revenue share fees related to online games.

     As a result of the strong revenue growth, we achieved a gross profit of RMB199.3 million (US$24.1 million) in the six months ended June 30, 2003 as compared to a gross profit of RMB29.4 million in the six months ended June 30, 2002. Our gross margins increased from 47.1% in the first half of 2002 to 78.4% in the first half of 2003. The significant improvement in gross margins was driven by economies of scale as the growth in our revenue outpaced the concurrent increase in our cost of revenue.





     Operating Expenses


     Total operating expenses increased by 7.9% to RMB57.8 million (US$7.0 million) in the six months ended June 30, 2003 from RMB53.6 million in the six months ended June 30, 2002. Operating expenses as a percentage of total revenue decreased from 85.9% in the six months ended June 30, 2002 to 22.8% in the six months ended June 30, 2003. The increase in total operating expenses in the six months ended June 30, 2003 was mainly due to increased selling, general and administrative expenses.

     Selling, general and administrative expenses increased by 11.6% to RMB49.3 million (US$6.0 million) in the six months ended June 30, 2003 from RMB44.2 million in the six months ended June 30, 2002, primarily due to an increase in staff costs of approximately RMB8.4 million (US$1.0 million) and marketing costs of approximately RMB2.5 million (US$0.3 million), offset partially by a decrease in professional fees of RMB6.6 million (US$0.8 million).

     The asset impairment loss in 2002 represented the unamortised portion of the cost incurred in the acquisition of an electronic payment gateway system which we ceased using.

     Research and development expenses increased by 11.2% to RMB8.3 million (US$1.0 million) in the six months ended June 30, 2003 from RMB7.4 million in the six months ended June 30, 2002, primarily due to an increase in the number of technical staff recruited to assist our online games business during the period.


     Other Income (Expenses)


     Other income and expenses in the six months ended June 30, 2003 mainly consisted of a write back of a provision for subscription receivables of approximately RMB5.7 million (US$0.7 million) and interest income of RMB3.7 million (US$0.5 million). Other income and expenses in the six months ended June 30, 2002 mainly consisted of a write back of certain provisions for expenses and claims payable for certain arbitration of RMB3.7 million, and interest income and expenses of RMB4.2 million and RMB1.2 million, respectively. We repaid RMB84.0 million in short-term bank borrowings during the year ended December 31, 2002, and as a result, both our interest income and interest expenses dropped significantly in the six months ended June 30, 2003 as compared to the six months ended June 30, 2002. The decrease in net interest income in the six months ended June 30, 2003 as compared with the six months ended June 30, 2002 was also due to a reduction of interest rates during the period.


Liquidity and Capital Resources

     Our capital requirements relate primarily to financing:

     . our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

     . costs associated with the expansion of our business, such as the purchase of servers.

Operating Activities

     Cash provided by operating activities was RMB165.9 million (US$20.0 million) in the six months ended June 30, 2003, and cash used in operating activities in the six months ended June 30, 2002 was RMB12.1 million. In the six months ended June 30, 2003, cash provided by operating activities consisted primarily of our operating profit adjusted for depreciation charges during the six month period and an increase in provisions for bad and doubtful debts, taxes payable and a decrease in the amount due from related parties, and offset in part by an increase in prepayments and other current assets, deferred tax assets and a decrease in salary and welfare payable. In the six months ended June 30, 2002, cash used in operating activities consisted primarily of our operating loss adjusted for depreciation charges and share compensation cost during the six month period and an increase in the amount due from related parties, and a decrease in accrued liability, offset in part by an increase in taxes payable, accounts payable and salary and welfare payable.

Investing Activities

     Cash used in investing activities was RMB7.3 million (US$0.9 million) in the six months ended June 30, 2003, and cash provided by investing activities was RMB52.0 million in the six months ended June 30, 2002. In the six months ended June 30, 2003, cash used in investing activities mainly consisted of the purchase of fixed assets. In the six months ended June 30, 2002, cash provided by investing activities mainly consisted of the decrease in temporary cash investments and the disposal of convertible preference shares, which was offset in part by the cash used in the purchase of fixed assets.

Financing Activities


     Cash provided by financing activities was RMB10.1 million (US$1.2 million) in the six months ended June 30, 2003, and cash used in financing activities in the six months ended June 30, 2002 was RMB82.0 million. In the six months ended June 30, 2003, the cash provided by financing activities mainly consisted of the proceeds from the issuance of ordinary shares upon the exercise of share options. In the six months ended June 30, 2002, the cash used in financing activities mainly consisted of the repayment of bank loans of RMB84.0 million, which was offset in part by the partial collection of a subscription receivable for the Series B preference shares issued in 2000 of RMB2.0 million.


     We had no material commitments for capital expenditures as of June 30, 2003. Up to June 30, 2003, we spent approximately RMB6.5 million (US$0.8 million) for servers and computer equipment, and as our business grows, we plan to spend an additional approximately RMB10.8 million (US$1.3 million) in 2003 towards purchases of additional servers and switches in order to accommodate the expected increase in traffic on the NetEase Web sites.


     Our net losses have been funded by our cash resources and to a lesser extent from cash generated from revenue growth. Although we have been striving to enhance our revenue and stabilize or decrease our operating expenses, we cannot be certain these efforts will be successful in future periods which could accelerate the depletion of our cash resources. In particular, our selling, general and administrative expenses have remained relatively high due primarily to staff costs, while our revenue from advertising services has been uneven in the last several years. Further, although our revenue from e-commerce and other services has grown significantly recently, we have only a limited track record offering these services and cannot be certain that we will be able to maintain or grow such revenue. Nonetheless, given our positive cash flows in recent quarters and our issuance of US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes in July 2003, we believe that such cash and revenue will be sufficient for us to meet our obligations for the foreseeable future.


Research and Development


     We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our service development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

     We have utilized and will continue to utilize the services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, services and registered user base through diverse online community services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the six months ended June 30, 2002 and June 30, 2003, we spent RMB7.4 million and RMB8.3 million (US$1.0 million), respectively, on research and development activities.


Quantitative and Qualitative Disclosures About Market Risk

     Interest Rate Risk

     Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

     Foreign Currency Risk


     Substantially all our revenue and expenses are denominated in Renminbi, but a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi (which amount has grown as a result of our improved cash flows in recent quarters) into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

     We have not had any material foreign exchange gains or losses to date. However, we have not engaged in any hedging activities, and we may experience economic loss as a result of any foreign currency exchange rate fluctuations.


Third Quarter Ended September 30, 2003 Results

     Our revenue for the third quarter ended September 30, 2003, was RMB146.3 million (US$17.7 million), representing a 7.4% increase over our total revenue of RMB136.2 million (US$16.5 million) for the second quarter ended June 30, 2003, and a 96.6% increase over our total revenue of RMB74.4 million (US$9.0 million) for the corresponding period in 2002. We recorded a net profit of RMB84.1 million (US$10.2 million), or US$0.33 and US$0.30 per basic and diluted American Depositary Share, respectively, compared to the previous quarter's net profit of RMB75.8 million (US$9.2 million), or US$0.29 and US$0.28 per basic and diluted American Depositary Share, respectively. The same quarter in the previous year had a net loss of RMB9.0 million (US$1.1 million).

     SMS and Other E-Commerce Revenue

     Our revenue from SMS and other e-commerce services for the third quarter of 2003 was RMB62.7 million (US$7.6 million), representing a 20.7% decrease from our second quarter of 2003 SMS and other e-commerce services revenue of RMB79.1 million (US$9.6 million), and a 20.1% increase over our SMS and other e-commerce services revenue of RMB52.2 million (US$6.3 million) for the corresponding period in 2002. The decrease in SMS and other e-commerce services revenue from the second quarter of 2003 was attributable primarily to increased competition in the wireless service area, discontinuation of our cooperation arrangements with certain third-party Web sites which were promoting our wireless services, and discontinuation of our ability to charge customers for services on China Mobile's network which were deemed by China Mobile to be not purely wireless services.

     Online Game Revenue

     Revenue for our online game services for the third quarter of 2003 was RMB56.5 million (US$6.8 million), representing a 55.9% increase over our preceding quarter's online game services revenue of RMB36.2 million (US$4.4 million) and a 366.8% increase over our online game services revenue of RMB12.1 million (US$1.5 million) for the corresponding period in 2002. Increased revenue for our online game services was largely due to the continued increase in popularity of our online game title, Westward Journey Online Version 2, which had approximately 1.2 million unique paying users during September 2003.

     Advertising Services Revenue

     Our advertising services revenue for the third quarter of 2003 was RMB27.1 million (US$3.3 million), representing a 30.0% increase over our advertising services revenue of RMB20.8 million (US$2.5 million) for the preceding quarter and a 168.7% increase over our advertising services revenue of RMB10.1 million (US$1.2 million) for the corresponding period a year ago. The growth of our advertising services revenue was mainly attributable to the continued growth of the overall online advertising sector in China.

     Gross Profit

     We recorded a gross profit in the third quarter of 2003 of RMB121.2 million (US$14.6 million), an increase of 12.7% over our previous quarter's gross profit of RMB107.5 million (US$13.0 million) and 141.0% over our gross profit of RMB50.3 million (US$6.1 million) for the corresponding period in 2002. Our revenue growth together with a reduction in our cost of sales favorably impacted our gross margins, which increased from 78.9% in the second quarter of 2003 to 82.8% in the third quarter of 2003. The reduction in our cost of sales was mainly due to the saving of commissions payable resulting from the discontinuation of our cooperation arrangements with certain third-party Web sites which were promoting our wireless services.

     Operating Expenses

     Our total operating expenses for the third quarter of 2003 were RMB34.1 million (US$4.1 million), a 15.3% increase from the our second quarter of 2003 operating expenses of RMB29.6 million (US$3.6 million) and a 44.1% decrease from our operating expenses of RMB61.0 million (US$7.4 million) for the corresponding period in 2002. This increase was largely due to amortization expenses incurred in connection with our offering of Zero Coupon Convertible Subordinated Notes, which was completed in July 2003.

     Operating Profit

     We recorded an operating profit of RMB87.1 million (US$10.5 million) in the third quarter of 2003, representing an increase over our second quarter of 2003 operating profit of RMB77.9 million (US$9.4 million). In the third quarter ended September 30, 2002, we had an operating loss of RMB10.7 million (US$1.3 million).

     Net Profit

     In the third quarter of 2003 we recorded a net profit of RMB84.1 million (US$10.2 million), an increase of 11.0% over our second quarter 2003 net profit of RMB75.8 million (US$9.2 million) and an improvement over the net loss of RMB9.0 (US$1.1 million) we recorded for the corresponding period in 2002.

     Cash Balance and Note Issuance

     As of September 30, 2003, our total cash balance was RMB1.6 billion (US$192.6 million), a 118.4% increase from our total cash balance of RMB729.9 million (US$88.2 million) as of June 30, 2003. The increase was mainly attributable to the issuance of our Zero Coupon Convertible Subordinated Notes in the aggregate amount of US$100 million in July 2003. Cash flow generated from operating activities was approximately RMB102.3 million (US$12.4 million) during the third quarter of 2003.

     Other Developments

     Users of the NetEase Web sites continued to grow, with approximately 143.8 million accumulated registered accounts at the end of the third quarter of 2003, an increase of 12.9% over the 127 million accounts at the end of the second quarter of 2003 and a 78.1% increase over the 80.7 million accounts at the same time in 2002.

The conversion of Renminbi into U.S. dollars in this section "Third Quarter Ended September 30, 2003 Results" is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on September 30 2003, of U.S.$1 = RMB8.2771.


Trend Information


     Except as disclosed below or incorporated by reference in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events from the period of inception to September 30, 2003, that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

     Based on our observations, we believe that the following trends are likely to have a material effect on our business in the near term:






     . The rapid expansion of the wireless value-added services market in China in recent years is expected by MII and industry commentators to continue for the next several years. We expect that this expansion, if it occurs, will have two fundamental effects on our business. First, it will present an ongoing opportunity to increase our revenue from wireless value-added services. Second, we believe, on the other hand, that it will encourage additional competitors to enter the market which may adversely affect revenue growth in this area and could have a material adverse effect on our business and financial condition.






     . We expect that the wireless value-added services industry and customers tastes for these services will continue to evolve rapidly, particularly as a result of the transition from SMS-based services to new services which are compatible with, and take full advantage of the capabilities of, next generation mobile technologies such as 2.5G, which has recently begun in China. We believe that the rapid evolution of this industry will require us to continue to devote significant resources to developing and deploying new wireless valued-added services.

     . If wireless value-added services which are compatible with next generation mobile technologies become popular in China, we believe that users will demand increasingly engaging and content-rich services. We anticipate that this transition, if it occurs, may increase competition among wireless value-added service providers in China for content and strategic partnerships, such as our partnership with MTV, and may increase the prices we may have to pay for content.

     . The pace of development of widely accepted online payment systems in China has remained slow thus far. In response, we have developed and deployed a prepaid debit point card as an alternative online payment system for our services.

     . We believe that there has been increasing demand by online game users for new and unique online games and increasing competition in this area. We believe that these trends will force us to devote additional resources to developing and launching additional games, updating existing games at a faster rate than we have in the past and licensing games from third parties.

     . The decrease in the rate of growth of Internet users in China in recent years may continue. In that case, we may have to increase our service offerings or increase our marketing and advertising efforts in order for us to continue to grow our business.

     . A general increase in competition for online services has elevated the importance of brand building and brand awareness. We believe that this trend may require us to increase our marketing and advertising efforts and budgets in order to keep our brand names and the NetEase Web sites visible and prominent.

                              DESCRIPTION OF NOTES

     The notes were issued under an indenture dated as of July 14, 2003 (referred to as the Indenture in this prospectus) between us and The Bank of New York, as trustee (referred to as the trustee in this prospectus). Copies of the Indenture are available for inspection during normal business hours at the principal office of the trustee being the date hereof at 101 Barclay Street, 21st Floor West, New York, N.Y. 10286, U.S.A. The statements under this section relating to the Indenture and the notes are general summaries highlighting certain important features of the Indenture and the notes and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. The terms of the notes will also include those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

General

     The notes are general unsecured obligations and are subordinate in right of payment as described under "--Subordination of Notes." The notes are limited to an aggregate principal amount of $100 million and are issued only in denominations of $1,000 and integral multiples of $1,000. They will mature on July 15, 2023 (unless earlier redeemed at our option, converted into ordinary shares at the option of the holder or repurchased by us at the option of the holder). We will not pay interest on the notes unless specified defaults under the registration rights agreement occur.

     See "--Book-Entry Delivery and Form" for information regarding the form, documents and mechanics for transferring the notes.

     The Indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. The Indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control of our company except to the extent described under "--Repurchase at Option of a Holder Upon a Fundamental Change" and "--Merger and Consolidation."

     We will maintain an office in The City of New York where the notes may be presented for registration, payment, transfer, exchange or conversion. This office will be an office or agency of the trustee. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We and/or the trustee may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion Rights

     General

     Holders have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into our ordinary shares at any time at a conversion price of $0.4815 per share prior to the close of business on the maturity date in the following circumstances:

     . during any calendar quarter commencing after September 30, 2003, if the average of the reference prices (as defined below) of our ordinary shares for the last five consecutive trading days of the calendar quarter preceding the quarter in which the conversion occurs is more than 115% of the conversion price per share on the last trading day of the preceding quarter;

     .    if we have called the notes for redemption;

     . if the average of the trading prices of the notes for any five consecutive trading day period is less than 100% of the average of the conversion value (as defined in this prospectus) of the notes during that period; provided, however, that no notes may be converted based on the satisfaction of this condition during the six month period immediately preceding each specified date on which the note holders may require us to repurchase their notes (for example, with respect to the July 15, 2006 repurchase date, the notes may not be converted from January 15, 2006 to July 15, 2006) if on any day during such five consecutive trading day period, the reference price of our ordinary shares is between the conversion price and 115% of the conversion price; or

     .    upon the occurrence of specified corporate transactions.

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     A holder may deposit the ordinary shares it receives upon conversion of its notes for the issuance of ADSs if it complies with the requirements described under "Description of American Depositary Shares."

     "Trading day" means each day on which the securities exchange or quotation system which is used to determine the ADS sale price is open for trading or quotation. "ADS sale price" means the closing per ADS (or ordinary share, if applicable) sale price as reported in composite transactions for the principal United States securities exchange on which the ADS (or ordinary share, if applicable) is traded, or, if the ADS (or ordinary share, if applicable) is not listed on a United States national or regional stock exchange, as reported by Nasdaq, or, if the ADS (or ordinary share, if applicable) is not listed or admitted to trading on any United States national or regional stock exchange or quoted on Nasdaq, the average of the closing bid and ask prices in the over-the-counter market as furnished by any New York Stock Exchange member firm selected from time to time by us for that purpose.

     The "reference price" of our ordinary shares on any date of determination means a dollar amount derived by dividing the closing price of our ADSs on that date by the then applicable number of our ordinary shares represented by one ADS. On the date of this prospectus, one ADS represents 100 of our ordinary shares.

     Conversion Upon Satisfaction of Market Price Condition

     A holder may surrender any of its notes for conversion into our ordinary shares during any quarter commencing after September 30, 2003 if the average reference price of our ordinary shares for the last five trading days in the preceding quarter exceeds 115% of the conversion price per share on the last trading day of the preceding quarter. We will determine at the end of each quarter whether the notes are convertible as a result of the price of our ordinary shares and promptly notify the conversion agent (as defined in this prospectus) and trustee, which in turn will notify the holders of the notes.

     Conversion Upon Notice of Redemption

     A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time.

     Conversion Upon Satisfaction of Trading Price Condition

     If, after any five consecutive trading day period in which the average of the trading prices (defined below) for the notes for such five trading day period is less than 100% of the average of the conversion value (defined below) for the notes during that period, then you may surrender notes for conversion at any time during the following 10 trading days; provided, however, that no notes may be converted based on the satisfaction of this condition during the six month period immediately preceding each specified date on which the holders may require us to repurchase their notes (for example, with respect to the July 15, 2006 repurchase date, the notes may not be converted from January 15, 2006 to July 15, 2006), if on any day during such five consecutive trading day period, the reference price of our ordinary shares is between the conversion price and 115% of the conversion price.

     The "conversion value" of a note means the product of the reference price of our ordinary shares on any date of determination multiplied by the number of ordinary shares into which the note is convertible.

     The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes received by the conversion agent for $5,000,000 principal amount of the notes at approximately 3:30 p.m., The City of New York time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids are not received by the conversion agent, but two such bids are received, then the average of the two bids shall be used, and if only one such bid is received by the conversion agent, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be determined in good faith by us taking into account in such determination such factors as we, in our sole discretion, deem appropriate. In connection with any conversion upon satisfaction of trading price condition as described above, the conversion agent shall have no obligation to determine the trading price of the notes; and we shall have no obligation to make such determination unless a holder provides us with reasonable evidence that the trading price of the notes is less than 100% of the product of the reference price of our ordinary shares and the number of ordinary shares issuable upon conversion of $1,000 principal amount of the notes; at which time, we shall select and instruct the three independent nationally recognized securities dealers to provide the conversion agent with the bid quotations as provided above.

     The "conversion agent" means, initially, The Bank of New York, acting in such capacity, until a successor replaces it and, thereafter, shall mean such successor.

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     Conversion Upon Specific Corporate Transactions

     If we elect to:

     . distribute to all holders of our ordinary shares any rights, warrants or options entitling them to subscribe for or repurchase, for a period expiring within 60 days of the date of distribution, our ordinary shares at less than the then current market price; or

     . distribute to all holders of our ordinary shares any assets, debt securities or certain rights to repurchase our securities, which distribution has a per share value exceeding 10% of the reference price of our ordinary shares on the day preceding the declaration date for such distribution, holders may convert their notes, unless such holders may participate in the transaction on a basis and with notice that our board of directors determines to be fair and reasonable. We must notify the holders of notes at least 20 days prior to the ex-dividend date for any such distribution. Once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a note otherwise participates in the distribution without conversion.

     In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which our ordinary shares would be converted into cash, securities or other property, we must notify the holders at least 15 business days prior to the anticipated effective date of the transaction. A holder may surrender its notes for conversion at any time from and after the date which is 15 business days prior to the anticipated effective date of such transaction until and including the date which is two business days before the actual date of such transaction. If we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which our ordinary shares are converted into cash, securities or other property, then at the effective time of the transaction, a holder's right to convert its notes into ordinary shares will be changed into a right to convert such notes into the kind and amount of cash, securities and other property that such holder would have received if such holder had converted such notes immediately prior to the transaction. If the transaction also constitutes a Fundamental Change (as defined below), such holder can require us to repurchase all or a portion of its notes as described under "--Repurchase at Option of a Holder Upon a Fundamental Change." If the transaction also constitutes a Merger Event (as defined below), we may be required to redeem all of the notes as described under "--Merger and Consolidation."

     If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder or as a result of a Fundamental Change or a Delisting Event (as defined below), such note may be converted only if the notice of election is withdrawn as described, respectively, under "--Repurchase of Notes at the Option of the Holder on Specified Dates," "--Repurchase at Option of a Holder Upon a Fundamental Change" or "--Repurchase at Option of a Holder Upon a Delisting Event."

     Conversion Price Adjustments

     We will adjust the conversion price if (without duplication):

     (1) we issue to all holders of our ordinary shares additional ordinary shares or other capital stock as a dividend or distribution on our ordinary shares;

     (2)  we subdivide, combine or reclassify our ordinary shares;

     (3) we issue to all holders of our ordinary shares any rights, warrants or options entitling them to subscribe for or purchase our ordinary shares for a period expiring not later than 60 days after the applicable record date for the distribution at a per share price that is less than the then current market price; provided that no adjustment will be made if holders of the notes may participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate;

     (4) we distribute to all holders of our ordinary shares evidences of our indebtedness, shares of capital stock (other than our ordinary shares), securities, cash, property, rights, warrants or options, excluding:

          . those rights, warrants or options referred to in clause (3) above;

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

          . any dividend or distribution paid exclusively in cash on and after July 15, 2008 and not referred to below; and

          .    any dividend or distribution referred to in clause (1) above;

     (5) (i) we make a dividend or other distribution consisting exclusively of cash to all holders of ordinary shares declared and paid at any time prior to July 15, 2008, and (ii) on and after July 15, 2008, we make a cash distribution to all holders of our ordinary shares that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for shares made within the preceding 12 months exceeds 5% of our aggregate market capitalization on the date of the declaration of the distribution; or

     (6) we pay to holders of our ordinary shares in respect of a tender or exchange offer (other than an odd-lot offer) by us or any of our subsidiaries for ordinary shares a price per ordinary share in excess of 110% of the reference price for one share of our ordinary shares on the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

     The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

     We will not issue fractional ordinary shares to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based upon the reference price of our ordinary shares on the date of conversion. Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest, if any, or on account of dividends on shares issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest, if any, and the opening of business on the related interest payment date, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount to be converted together with the note being surrendered. The foregoing sentence shall not apply to notes called for redemption on a redemption date within the period between and including the record date and the interest payment date.

     The date of conversion shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met. A holder delivering a note for conversion will be required to pay any taxes or duties payable in respect of the issue or delivery of the ordinary shares upon conversion.

     We may from time to time reduce the conversion price if our board of directors determines that this reduction would be in the best interests of our company. Any such determination by our board of directors will be conclusive, and we shall endeavor to notify the trustee within three business days after such determination. In turn, the trustee shall promptly notify the note holders. Any such reduction in the conversion price must remain in effect for at least 20 trading days. In addition, we may from time to time reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our ordinary shares resulting from any stock or rights distribution on our ordinary shares.

     Conversion Settlement Options

     Upon conversion, we will satisfy all of our obligations (the "Conversion Obligation") by delivering to converting holders (1) our ordinary shares, (2) cash, or (3) a combination of cash and our ordinary shares, as follows:

     (1) Share Settlement. If we elect to satisfy the entire Conversion Obligation in our ordinary shares, then we will deliver to converting holders a number of our ordinary shares equal to the aggregate principal amount of the notes to be converted divided by the conversion price then in effect.

     (2) Cash Settlement. If we elect to satisfy the entire Conversion Obligation in cash, then we will deliver to converting holders cash in an amount equal to the product of (i) a number equal to the aggregate principal amount of notes to be converted by any such holder divided by the conversion price then in effect, and (ii) the average of the reference price of our ordinary shares on each trading day during the applicable cash settlement averaging period (as defined below).

     (3) Combined Settlement. If we elect to satisfy a portion of the Conversion Obligation in cash (the "Partial Cash Amount") and a portion in our ordinary shares, then we will deliver to converting holders such Partial Cash Amount plus a number of our ordinary shares equal to (a) the cash settlement amount as set forth in clause (2) above minus such Partial Cash Amount divided by (b) the average of the reference price of our ordinary shares on each trading day during the applicable cash settlement averaging period.

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

     If we choose to satisfy the Conversion Obligation by share settlement, then settlement in shares will be made on or prior to the fifth trading day following our receipt of a notice of conversion.

     If we choose to satisfy the Conversion Obligation by cash settlement or combined settlement, then we will notify holders, through the trustee, of the dollar amount to be satisfied in cash at any time on or before the date that is three business days following our receipt of a converting holder's notice of conversion (the "Settlement Notice Period"). Share settlement will apply automatically if we do not notify holders that we have chosen another settlement method.

     If we timely elect cash settlement or combined settlement, then holders may retract their conversion notice at any time during the two business day period beginning on the day after the Settlement Notice Period (the "Conversion Retraction Period"). Holders cannot retract conversion notices (and conversion notice therefore will be irrevocable) if we elect share settlement. If a holder has not retracted its conversion notice, then cash settlement or combined settlement will occur on the first trading day following the applicable cash settlement averaging period. The "applicable cash settlement averaging period" is the five trading day period beginning on the first trading day following the end of the Conversion Retraction Period.

Subordination of Notes

     The payment of the principal of, and interest, if any, on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default under the Indenture, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the holders of notes. The Indenture requires us to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the Indenture.

     We may not make any payment on the notes, repurchase or redeem otherwise acquire the notes if:

     . a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

     . any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or other person permitted to give such notice under the Indenture.

     We are required to resume payments on the notes:

     . in case of a payment default on designated senior indebtedness, upon the date on which such default is cured or waived or ceases to exist, and

     . in case of a nonpayment default on designated senior indebtedness, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

     No new period of payment blockage may be commenced for a default unless:

     . 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

     . all scheduled payments on the notes that have come due have been paid in full in cash.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the Indenture.

     If either the trustee or any holder of notes receives any payment or distribution or our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness

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

remaining unpaid; provided, however, the trustee and any agent may continue to make payments under the notes and shall not at any time be charged with knowledge of the existence of any facts which would prohibit the making of such payments until the trustee receives written notice that payments may not be made. Prior to the receipt of this notice, the trustee and any agent shall be entitled to assume conclusively that no such facts exist.

     Substantially all of our operations are conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries' earnings and could be subject to contractual or statutory restrictions.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     As of June 30, 2003, we had no senior indebtedness outstanding and had liabilities of $6.0 million. Our subsidiaries also had no outstanding indebtedness, other than intercompany indebtedness and other normal trade payables and liabilities.

     Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the Indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

     We are obligated to pay compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee's claims for such payments will be senior to the claims of the holders of the notes.

     "Designated senior indebtedness" means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is "designated senior indebtedness" for purposes of the Indenture; provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness.

     "Indebtedness" means

     (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of our company or to only a portion thereof, other than any trade account payables or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

     (2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances;

     (3)  all of our obligations and liabilities, contingent or otherwise,

          (a) in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

          (b) as lessee under other leases for facilities equipment and related assets leased together therewith, whether or not capitalized, entered into or leased for financing purposes (as determined by us); or

          (c) under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third

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

               party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

     (4) all of our obligations, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

     (5) all of our direct or indirect guaranties, agreements to be jointly liable or similar agreement by us in respect of, and all of our obligations or liabilities, contingent or otherwise, to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (4);

     (6)  any indebtedness or other obligations described in clauses (1) through
          (5) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby shall be assumed by us; and

     (7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

     "Senior indebtedness" means the principal of, premium, if any, interest, including any interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of our company whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

     (1) indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; or

     (2) any indebtedness to any of our wholly-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Redemption of Notes at Our Option

     Prior to July 15, 2008, we may not redeem the notes at our option, except in connection with a transaction described under "--Merger and Consolidation" below. Beginning on July 15, 2008 and prior to the close of business on the maturity date, we may redeem the notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, if the reference price of our ordinary shares for 20 out of any 30 consecutive trading day period, the last of which occurs no more than five days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price in effect on such trading day. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of the notes. Holders may convert the notes called for redemption as described under "--Conversion Rights--Conversion Upon Notice of Redemption."

     Upon redemption, holders of notes that are redeemed shall receive, in exchange for such notes, the redemption price.

     If we redeem less than all of the outstanding notes, the trustee shall select the notes to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

Repurchase of Notes at the Option of the Holder on Specified Dates

     On July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15,
2018, each holder may require us to repurchase any outstanding notes for which such holder has properly delivered and not withdrawn a written repurchase notice, at a price equal to 100% of the principal amount of such notes, together with accrued and unpaid interest, if any, subject to certain additional conditions.

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

Holders may submit their notes for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the fifth business day prior to the repurchase date.

     We will pay the repurchase price in cash. For a discussion of the tax treatment of a holder receiving cash, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange or Redemption of the Notes or Conversion of Notes Solely for Cash."

     Required Notices and Procedure

     On a date not less than 20 business days prior to the date that we are required to repurchase the notes at the option of the holder, we will give notice to all holders at their addresses shown in the register of the Registrar (as defined below), and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to repurchase their notes.

     The repurchase notice given by each holder electing to require us to repurchase notes must be given so as to be received by the paying agent no later than the close of business on the fifth business day prior to the repurchase date and must state:

     . the certificate numbers of the holder's notes to be delivered for repurchase, in the case of definitive notes;

     .    the aggregate principal amount of notes to be repurchased; and

     . that the notes are to be repurchased by us pursuant to the applicable provisions of the notes.

     A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the third business day prior to the repurchase date. The notice of withdrawal shall state:

     . the certificate numbers of the notes being withdrawn, in the case of definitive notes;

     .    the aggregate principal amount of the notes being withdrawn; and

     . the aggregate principal amount, if any, of the notes that remain subject to the repurchase notice.

     In connection with any repurchase offer, we will

     . comply in all material respects with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the U.S. Securities Exchange Act of 1934, as amended (referred to as the Exchange Act in this prospectus), that may then apply;

     . file a Schedule TO, if required, or any other required schedule under the Exchange Act; and

     . otherwise comply with all United States federal and state securities laws.

     Our obligation to pay the repurchase price for a note as to which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the note, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the note to be paid promptly following the later of the repurchase date or the time of delivery of the note.

     If the paying agent holds money or securities sufficient to pay the repurchase price of any note on the business day following the repurchase date in accordance with the terms of the Indenture, then, immediately after the repurchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. After the note ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

     We may not repurchase any note at any time when the subordination provisions of the Indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the Indenture whether or not repurchase is permitted by the subordination provisions of the Indenture.

Repurchase at Option of a Holder Upon a Fundamental Change

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

     If a Fundamental Change occurs, each holder of notes shall have the right, at its option, to require us to repurchase all of its notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "Fundamental Change Repurchase Date") selected by us that is not less than 10 or more than 30 days after the Final Surrender Date (as defined below), at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any.

     Unless we shall previously have called for the redemption of all of the notes, within 30 days after the occurrence of a Fundamental Change, we are obligated to deliver to the trustee and mail (or cause the trustee to mail) to all holders of record of the notes a notice (the "Company Notice"), describing, among other things, the occurrence of such Fundamental Change and of the repurchase right arising as a result thereof, as well as the Final Surrender Date and the Fundamental Change Repurchase Date. We must cause a copy of the Company Notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York, which newspaper shall be The Wall Street Journal. To exercise the repurchase right, a holder must, on or before the date that is, subject to any contrary requirements of applicable law, 60 days after the date of mailing of the Company Notice, which date shall be referred to as the Final Surrender Date, give a written notice of the holder's exercise of such right and surrender the notes (if such notes are represented by a global note, by book-entry transfer to the conversion agent through the facilities of DTC) with respect to which the right is being exercised, duly endorsed for transfer to us, at any place where principal is payable. The submission of such notice, together with such notes pursuant to the exercise of a repurchase right, will be irrevocable on the part of the holder on the Fundamental Change Repurchase Date (unless we fail to repurchase the notes on the Fundamental Change Repurchase Date) and the right to convert the notes will expire 5:00 pm The City of New York time on the business day immediately preceding the Fundamental Change Repurchase Date.

     The term "Fundamental Change" shall mean any of the following:

     . a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than our existing controlling shareholder William Ding and his affiliates, becoming the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of voting shares (as defined below) of our company entitled to exercise more than 50% of the total voting power of all outstanding voting shares of our company (including any right to acquire voting shares that are not then outstanding of which such person or group is deemed the beneficial owner); or

     . any consolidation of us with, or merger of us into, any other person, any merger of another person into us, or any sale, or transfer of all or substantially all of our assets to another person (other than (a) a stock-for-stock merger, (b) a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding ordinary shares, (c) a merger that is effected solely to change our jurisdiction of incorporation or (d) any consolidation with or merger of us into one of our wholly owned subsidiaries, or any sale or transfer by us of all or substantially all of our assets to one or more of our wholly owned subsidiaries, in any one transaction or a series of transactions; provided, in any such case the resulting corporation or each such subsidiary assumes or guarantees our obligations under the notes); provided, however, that a Fundamental Change shall not occur with respect to any such transaction if either
          (i) the reference price of our ordinary shares for any five trading days during the ten trading days immediately following the public announcement by us of such transaction is at least equal to 105% of the conversion price in effect on such trading day or (ii) the consideration in such transaction to the holders of ordinary shares consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on The Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the last sale prices of such securities during the ten consecutive trading day period commencing with the sixth trading day following consummation of the transaction) is at least 105% of the conversion price in effect on the date immediately preceding the closing date of such transaction.

     "Voting shares" means all outstanding shares of any class or series (however designated) of capital stock entitled to vote generally in the election of members of the board of directors.

     The repurchase right of a holder upon the occurrence of a Fundamental Change could, in certain circumstances, make more difficult or discourage a potential takeover of us and, thus, removal of incumbent management. The Fundamental Change repurchase right, however, is not the result of management's knowledge of any specific effort to accumulate ordinary shares or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. Instead, the Fundamental Change repurchase feature is a standard term contained in other similar debt offerings.

     We may not repurchase any note at any time when the subordination provisions of the Indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the Indenture whether or not repurchase is permitted by the subordination provisions of the Indenture.

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

     We could in the future enter into certain transactions, including highly leveraged recapitalizations that would not constitute a Fundamental Change and would, therefore, not provide the holders with the protection of requiring us to repurchase the notes.

     If a Fundamental Change were to occur, we may not have sufficient funds to pay the repurchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar Fundamental Change provisions that permit holders of such debt to accelerate or require us to repurchase the debt upon the occurrence of events similar to a Fundamental Change.

Repurchase at Option of a Holder Upon a Delisting Event

     In the event that the ADSs of our company are no longer listed or quoted for trading on The Nasdaq National Market or the ordinary shares of our company or any security representing such ordinary shares of our company are not listed or quoted for trading on a national securities exchange in the United States (the occurrence of such an event being referred to in this prospectus as a "Delisting Event"), each holder of notes shall have the right, as its option (the "Delisting Put Option"), to require us to repurchase all of its notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "Delisting Put Date") selected by us that is not less than 10 or more than 30 days after the Delisting Put Surrender Date (as defined below), at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any; except in any case in which a Delisting Event occurs as a result of a Merger Event as described under "--Merger and Consolidation," and we redeem the notes as described thereunder. For the avoidance of any doubt, no holder shall be entitled to exercise its Delisting Put Option if we are obliged to exercise the Merger Redemption Option (as defined below) in case of a Merger Event as described under "--Merger and Consolidation."

     Within 30 days after the occurrence of the Delisting Event, we will deliver to the trustee and mail to all holders of record of the notes a notice (the "Delisting Notice") describing, among other things, the occurrence of such Delisting Event and the repurchase right arising as a result thereof and specify the

     Delisting Put Surrender Date and the Delisting Put Date. We must cause a copy of the Delisting Notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York, which newspaper shall be The Wall Street Journal. To exercise the repurchase right, a holder must, on or before the date (the "Delisting Put Surrender Date") that is, subject to any contrary requirements of applicable law, 60 days after the mailing of the Delisting Notice, give a written notice of the holder's exercise of such right and surrender the notes (if such notes are represented by a global note, by book-entry transfer to the conversion agent through the facilities of
DTC) with respect to which the right is being exercised, duly endorsed for transfer to us, at any place where principal is payable on the notes. The submission of such notice, and such surrender of the notes, will become irrevocable on the Delisting Put Date (unless we fail to repurchase the notes on the Delisting Put Date) and the right to convert the notes will expire 5:00 pm The City of New York time on the business day immediately preceding the Delisting Put Date.

Events of Default and Notice Thereof

     Each of the following will constitute an event of default under the
Indenture:

     (1) a default in the payment of principal of, or premium, if any, on any note or of the redemption price or of the repurchase price in respect of any note when due, whether or not prohibited by the subordination provisions of the Indenture;

     (2) a default in the payment of interest, if any, on any note which continues for 30 days or more after such payment is due, whether or not prohibited by the subordination provisions of the Indenture;

     (3) a default in the performance of any other of our covenants or agreements in the Indenture that continues for 60 days after a written notice is sent to us by the trustee or the holders of at least 25% in principal amount of outstanding notes,

     (4) failure by us to make any payment when due, including any applicable grace period, in respect of our indebtedness for borrowed money, which payment is in an amount in excess of $10 million;

     (5) default by us with respect to any of our indebtedness for borrowed money, which default results in acceleration of any such indebtedness that is in an amount in excess of $10 million; and

     (6)  certain events of bankruptcy, insolvency or reorganization.

     If an event of default shall occur and be continuing and we provide the trustee with express notice of such event of default in writing, the trustee is required to mail to each holder of the notes a notice of the event of default within 90 days after such default

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occurs. Except in the case of a default in payment of the principal of, or premium, if any, or interest, if any, on, any note, the trustee may withhold the notice if and so long as the trustee in good faith determines that withholding the notice is in the interests of the holders of the notes.

     If an event of default shall occur and be continuing, the trustee or the holders of not less than 25% in principal amount of outstanding notes may declare the principal of, and interest, if any, on, all the notes to be due and payable immediately. If the event of default relates to bankruptcy, insolvency or reorganization, the notes shall automatically become due and payable immediately, subject to applicable law. Any payment by us on the notes following such acceleration will be subject to the subordination provisions described above. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all the events of default, other than the non-payment of accelerated principal, have been cured or waived.

     Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of the notes, unless the holders shall have offered the trustee indemnity and/or security satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the Indenture, the holders of a majority in principal amount of the notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. Those holders may, in certain cases, waive any default except a default in payment of principal of, or premium, if any, or interest, if any, on, any note or a failure to comply with certain provisions of the Indenture relating to conversion of the notes.

     We are required to furnish the trustee annually with an officer's certificate as to our compliance with the conditions and covenants provided for in the Indenture and specifying any known defaults.

Additional Amounts

     All payments in respect of the notes and delivery of ordinary shares upon conversion of the notes shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Cayman Islands, Hong Kong or the People's Republic of China or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In that event, we shall pay such additional amounts ("Additional Amounts") or deliver such additional ordinary shares, as the case may be, as will result in receipt by the holders of the notes of such amounts such number of ordinary shares as would have been payable or deliverable to the holders had no such withholding or deduction been required, except that no such Additional Amounts shall be payable in respect of any tax or other governmental charge that would not have been imposed but for a connection between the holder or beneficial owner of a note and the Cayman Islands, Hong Kong or the People's Republic of China or any political subdivision or any authority thereof or therein, as the case may be, otherwise than merely holding such note.

     Unless the context otherwise requires, any reference in the notes to payments shall be deemed to include any Additional Amounts which may be payable as described above.

Discharge

     The Indenture provides that we may terminate our obligations under the Indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the Indenture. At any time within one year before the maturity of the notes or the redemption of all the notes, we may terminate our substantive obligations under the Indenture, other than our obligations to pay the principal of, and interest, if any, on, the notes, by depositing with the trustee money or U.S. Government obligations sufficient to pay all remaining indebtedness on the notes when due.

Merger and Consolidation

     We may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of our assets to another corporation, person or entity (a "Merger Event") unless (i) (a) we are the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state thereof or in the District of Columbia, or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and whose equity securities are listed on a national securities exchange in the United States or authorized for quotation on The Nasdaq National Market, (b) the successor assumes all our obligations under the notes and the Indenture (except, under certain circumstances, conversion obligations) and enters into a supplemental indenture, (c) after such transaction no event of default exists and (d) we deliver to the trustee an officer's certificate and

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opinion of counsel that the transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture related to the transaction have been complied with or (ii) we redeem the notes in whole for cash at the Merger Redemption Price (as defined below), together with accrued and unpaid interest, if any.

     If a Merger Event occurs and we do not meet the criteria under (i) above, we shall have the obligation (the "Merger Redemption Obligation") to redeem for cash all the notes on the date (the "Merger Redemption Date") selected by us that is not less than 10 or more than 30 days after the Merger Redemption Surrender Date (as defined below), at a price equal to the Merger Redemption Price, together with accrued and unpaid interest, if any.

     If the Merger Redemption Obligation applies, we will within 30 days after the occurrence of a Merger Event deliver to the trustee and mail (or cause the trustee to mail) to all holders of record of the notes a notice (the "Merger Redemption Notice") describing, among other things, the occurrence of such Merger Event and our obligation to repurchase the notes arising as a result thereof and specifying the Merger Redemption Surrender Date and the Merger Redemption Date. We must cause a copy of the Merger Redemption Notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York, which newspaper shall be The Wall Street Journal. Each holder must, on or before the date (the "Merger Redemption Surrender Date") that is, subject to any contrary requirements of applicable law, 60 days after the date of mailing of the Merger Redemption Notice, surrender the notes (if such notes are represented by a global note, by book-entry transfer to the conversion agent through the facilities of DTC) with respect to which the right is being exercised, duly endorsed for transfer to us, at any place where principal is payable on the notes.

     The term "Merger Redemption Price" shall mean, on any date of determination, the sum of (i) 10% of the principal amount of a note plus (ii) the trading price of the notes determined in accordance with the procedures described under "--Conversion Rights--Conversion Upon Satisfaction of Trading Price Condition"; provided however, that if the foregoing sum is less than the principal amount of a note on the determination date, then the Merger Redemption Price shall be the principal amount of a note.

Modification and Waiver

     Subject to certain exceptions, supplements of and amendments to the Indenture or the notes may be made by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes and any existing default or compliance with any provisions may be waived with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. Without the consent of any holders of the notes, we and the trustee may amend or supplement the Indenture or the notes to cure any ambiguity, defect or inconsistency, to provide for the assumption of our obligations to holders of the notes and to make certain changes with respect to conversion rights in case of a merger or acquisition otherwise in compliance with the Indenture or to make any change that does not materially adversely affect the rights of any holder of the notes. Without the consent of the holders of each note affected thereby, an amendment, supplement or waiver may not:

     (1) change the stated maturity date of the principal of, or premium, if any, or interest, if any, on, any note, or adversely affect the right to convert any note;

     (2) reduce the principal amount or redemption price or repurchase price of, or interest, if any, on, any note;

     (3) change the currency for payment of principal of, or interest, if any, on, any note;

     (4) impair the right to institute suit for the enforcement of any payment on or with respect to any note;

     (5) modify the subordination provisions in a manner materially adverse to the holders of the notes;

     (6) reduce the above-stated percentage of outstanding notes necessary to amend or supplement the Indenture or waive defaults or compliance; or

     (7) modify (with certain exceptions) any provisions of the Indenture relating to modification and amendment of the Indenture or waiver of compliance with conditions and defaults thereunder.

Concerning the Trustee

     The Bank of New York, the trustee under the Indenture, has been appointed by us as the initial paying agent, conversion agent and registrar (the "Registrar") with regard to the notes. We and our subsidiaries may maintain deposit accounts and conduct other

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banking transactions with the trustee or its affiliates in the ordinary course of business, and the trustee and its affiliates may from time to time in the future provide us with banking and financial services in the ordinary course of their business.

     In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill that a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of notes, unless the holders shall have offered to the trustee indemnity and/or security satisfactory to it.

Governing Law

     The Indenture and notes are governed by and construed in accordance with the laws of the State of New York.

Book-Entry Delivery and Form

     The notes will be in the form of one or more global securities. The global security has been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders of notes may hold beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations which have accounts with DTC. Notes in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below.

     DTC has advised us that it is:

     . a limited purpose trust company organized under the laws of the State of New York;

     .    a member of the Federal Reserve System;

     . a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     . a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchaser, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Pursuant to procedures established by DTC, DTC credits on its book-entry registration and transfer system the principal amount of notes represented by the global security to the accounts of participants. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security are shown on, and the transfer of those ownership interests are effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

     Beneficial owners of interests in global securities who desire to convert their interests into ordinary shares should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the Indenture and the notes. In addition, no beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, a holder not be entitled to have the notes represented by the global security registered in its name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action and the

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participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of, and premium, if any, and interest, if any, on, the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, or premium, if any, or interest, if any, on, the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or an event of default has occurred and is continuing under the Indenture, DTC will exchange the global security for certificated securities that it will distribute to its participants and that will be legended, if required.

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Registration Rights


     We have agreed pursuant to a registration rights agreement, with the initial purchaser of the notes, Credit Suisse First Boston LLC, for the benefit of the holders of the notes and the ordinary shares issuable upon the conversion thereof, that we will file the shelf registration statement of which this prospectus is a part with the SEC covering resales of the notes and ordinary shares issuable upon conversion of the notes within 90 days of the initial sale of the notes to Credit Suisse First Boston LLC. We also agreed to use our commercially reasonable efforts to cause the shelf registration statement to become effective within 180 days of that initial sale.


     We will use commercially reasonable efforts to keep the shelf registration statement effective after its effective date until the date which is the earliest of:

     (1) the second anniversary of the effective date of the shelf registration statement,

     (2) such time as all the transfer restricted securities have been sold pursuant to the shelf registration statement, transferred pursuant to Rule 144 under the Securities Act or otherwise transferred in a manner that results in such securities not being subject to transfer restrictions under the Securities Act and the absence of a need for a restrictive legend regarding registration under the Securities Act, and

     (3) such time as all of the transfer restricted securities held by our nonaffiliates (from the time of issuance) are eligible for sale pursuant to Rule 144(k) under the Securities Act or any successor rule or regulation thereto.

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     A "transfer restricted security" means any note or ordinary share issuable upon conversion of a note until the date the security has been effectively registered under the Securities Act and disposed of under a shelf registration statement or the date on which the security is distributed to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act.

     We will, in the event the shelf registration statement is filed, among other things, provide to each securityholder for whom such shelf registration statement was filed one copy of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit resales of the transfer restricted securities by such holders to third parties, including one underwritten offering as described below.

     We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

     . exceed an aggregate of 45 days for all suspensions in any 90-day period; or

     . exceed an aggregate of 120 days for all suspensions in any 12-month period.

     In the event that:

     (1) by the 180th day after the first date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC, or

     (2) after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective (subject to the blackout period described above and to certain exceptions described in the registration rights agreement) in connection with resales of transfer restricted securities in accordance with and during the periods specified in the registration rights agreement (each such event referred to in clauses (2) and (3), a "Registration Default"), additional interest will be payable on the notes from and including the date on which any such Registration Default shall occur to, but excluding the date on which all Registration Defaults have been cured, at the rate of 0.5% per annum so long as such notes are transfer restricted securities. We will have no other liabilities for monetary damages with respect to our registration obligations.

     A holder who elects to sell any transfer restricted securities pursuant to the shelf registration statement:

     . will be required to deliver a notice and questionnaire to us and be named as a selling securityholder in the related prospectus;

     .    be required to deliver a prospectus to purchasers;

     . will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

     We shall use commercially reasonably efforts to add any securityholders who properly complete and deliver a notice and questionnaire to the shelf registration statement as a selling securityholder by means of a pre-effective amendment or, if permitted by the SEC, by means of a post-effective amendment or prospectus supplement; provided that any such failure to file such pre-effective amendment, post-effective amendment or prospectus supplement will not result in the payment of additional interest.

     The registration rights agreement provides that holders of at least 33% of the then-outstanding transfer restricted securities may elect to have one underwritten offering of those securities. The managing underwriter(s) for any such offering must be selected by holders of a majority of the transfer restricted securities to be included in the underwritten offering and must be reasonably acceptable to us.

     We will pay all registration expenses of the shelf registration; provided that each selling securityholder will be responsible for its share of certain expenses incurred in connection with an offering, as described under "Plan of Distribution" below.

     The summary in this prospectus of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request to us.

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Repurchase and Cancellation

     All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the Indenture. We may, to the extent permitted by law, repurchase notes in the open market or by tender offer at any price or by private agreement. Any notes repurchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

     We will replace mutilated, destroyed, stolen or lost notes at a holder's expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

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                          DESCRIPTION OF SHARE CAPITAL


     As of November 30, 2003, our authorized share capital consisted of 1,000,300,000,000 ordinary shares, par value $0.0001 per share, and there were 3,127,936,189 ordinary shares issued and outstanding. We are a Cayman Islands company and our affairs are governed by our Amended and Restated Memorandum and Articles of Association and the Companies Law (2003 Revision) of the Cayman Islands. The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.


Rights, Preferences and Restrictions of Ordinary Shares

     General. All of our outstanding ordinary shares are fully paid and nonassessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

     Dividends. The holders of ordinary shares are entitled to such dividends as may be declared by our board of directors.

     Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the Chairman or any other shareholder present in person or by proxy. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy.

     Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for matters such as a change of name. Holders of the ordinary shares may by ordinary resolution, among other things, elect directors, appoint auditors, and make changes in the amount of our authorized share capital.

     Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or repurchase of shares) assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares pro rata. If the assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

     Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

     Redemption of Shares. We may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may determine by special resolution.

Variations of Rights of Shares

     All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

General Meetings of Shareholders

     The directors may whenever they think fit, and they shall on the requisition of our shareholders holding at the date of the deposit of the requisition not less than one-tenth of our paid-up capital as at the date of the deposit carries the right of voting at general meetings of our company, proceed to convene a general meeting of our company. If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 days. Advanced notice of at least five days is required for the convening of the annual general meeting and other shareholders meetings.

Limitations on the Right to Own Shares

     There are no limitations on the right to own our shares.

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Limitations on Transfer of Shares

     There are no provisions in our restated memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring.

Disclosure of Shareholder Ownership

     There are no provisions our restated memorandum or articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

     We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

     (a) consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

     (b) sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our restated memorandum of association, subject nevertheless to the provisions of Section 12 of the Companies Law; or

     (c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

     We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by law.

Differences in Corporate Law

     The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to NetEase.com and the laws applicable to companies incorporated in the United States and their shareholders.

     Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

     .    the statutory provisions as to majority vote have been complied with;

     . the shareholders have been fairly represented at the meeting in question;

     .    the arrangement is such as a businessman would reasonably approve; and

     . the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

     When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

     If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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     Shareholders' Suits. Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

     .    a company is acting or proposing to act illegally or ultra vires;

     . the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote;

     . the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

     . those who control the company are perpetrating a "fraud on the minority."

     Indemnification. Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company's organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

     Insofar as indemnification or liability arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

     The Bank of New York acts as the depositary bank for our American Depositary Shares or ADSs. ADSs represent ownership interests in securities that are on deposit with a depositary bank. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is The Hongkong and Shanghai Banking Corporation Limited, Custody and Clearing, Hong Kong office.

     We have appointed The Bank of New York as depositary bank pursuant to a deposit agreement entered into by us, The Bank of New York as depositary, registered holders of outstanding ADSs and the owners of a beneficial interest in ADSs evidenced by ADRs.

     You should read this summary together with the deposit agreement and the ADR. You can inspect a copy of the deposit agreement at the corporate trust office of the depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal offices of the custodian, which acts as agent of depositary, currently located at Basement 1 & 2, 1 Queen's Road Central, Hong Kong. A copy of the deposit agreement is on file with the U.S. Securities and Exchange Commission under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement as indicated under "Where You Can Find More Information."

     We are providing you with a summary description of the ADSs and your rights as an owner of ADSs in the event that you convert your notes into ordinary shares and then wish to deposit such ordinary shares for the issuance of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

     If you become an owner of an ADS, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder, you appoint the depositary to act on your behalf in certain circumstances. Although the deposit agreement is governed by New York law, our obligations to the holders of our ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

     You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Deposit, Withdrawal and Cancellation

     Each ADS currently represents 100 ordinary shares and will also represent any other securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. The depositary will only issue ADSs in whole numbers. Accordingly, any amount of ordinary shares which is not divisible into 100 (or the then current conversion ratio) cannot be deposited for the issuance of ADSs, unless it is aggregated with other shares which together are divisible by 100 (or the then current conversion ratio).

     The Bank of New York will issue ADRs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the number of ordinary shares have been duly transferred to the custodian. In addition, our deposit agreement provides that any ordinary shares deposited for inclusion in the ADS program should be accompanied by appropriate instruments of transfer or endorsement, in the form satisfactory to the custodian, together with any certifications as may be reasonably required by the depositary or the custodian. Ordinary shares cannot be deposited unless, upon deposit, the ordinary shares will be free of all transfer restrictions. Therefore, ordinary shares issued upon conversion of the notes cannot be deposited unless (i) the shares have been resold in a transaction that is effectively registered under the resale registration statement described above under "Description of the Notes--Registration Rights," (ii) the shares have been resold in a transaction that complies with Rule 144 under the Securities Act or (iii) the exemption provided by Rule 144(k) under the Securities Act is available and we have removed the transfer restriction legend from the share certificate at the holder's request. We have been informed by The Bank of New York that it intends to require holders who wish to deposit ordinary shares that may have been issued upon conversion of the notes to provide evidence satisfactory to it that the conditions specified in clause (i), (ii) or (iii) of the preceding sentence have been satisfied. Such holders may also be required to provide a legal opinion to that effect to The Bank of New York at their own expense.

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

     You may turn in your ADRs at The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the amount of deposited securities underlying the ADR at the office of the custodian, or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

Share Dividends and Other Distributions

     The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

     Cash. The Bank of New York will promptly convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, The Bank of New York shall file such application for approval or license, if any. If such conversion is not possible on a reasonable basis or any approval or license of any government or agency is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute Renminbi only to those ADR holders to whom it is possible to do so. It will hold Renminbi it cannot convert for the account of the ADR holders who have not been paid. It will not invest Renminbi and it will not be liable for interest.

     Before making a distribution, any withholding taxes that must be paid under United States law will be deducted. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the Renminbi, you may lose some or all of the value of the distribution.

     Shares. The Bank of New York may distribute new ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to issue a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

     Rights to Receive Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

     If The Bank of New York makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

     U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for the changes needed to put the restrictions in place.

     Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by means it thinks are legal and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.

     The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights, or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Voting Rights

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     You may instruct The Bank of New York to vote the shares underlying your
ADRs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

     If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

     (1)  describe the matters to be voted on; and

     (2) explain how you, on a specified date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, in compliance with Cayman Islands law or Hong Kong law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct.

     If The Bank of New York does not receive voting instructions from you by the specified date, it will consider you to have authorized us to vote the number of deposited securities represented by your ADSs. The Bank of New York will give us a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

     (1)  we do not wish to receive a discretionary proxy;

     (2) we think there is substantial shareholder opposition to the particular question; or

     (3) we think the particular question would have a material adverse impact on our shareholders.

     We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

ADR holders must pay:                    For:

US$5.00 (or less) per 100 ADSs           Each issuance of an ADR, including as a
                                         result of a distribution of shares or
                                         rights or other property

                                         Each cancellation of an ADR, including
                                         if the agreement terminates

US$1.50 (or less) per ADS                Registration of transfer of receipts

US$0.02 (or less) per ADS                Any cash payment

Registration or Transfer Fees            Transfer and registration of shares on
                                         the share register of the Foreign
                                         Registrar from your name to the name of
                                         The Bank of New York or its agent when
                                         you deposit or withdraw shares

Expenses incurred by The Bank of New     Conversion of Renminbi to U.S. dollars
York                                     Cable, telex and facsimile transmission
                                         expenses

Taxes and other governmental charges     As necessary
The Bank of New York or the Custodian
have to pay on any ADR or any share
underlying an ADR, for example, stock
transfer taxes, stamp duty or
withholding taxes

Payment of Taxes

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     You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.


Reclassifications, Recapitalizations and Mergers


                If we:                                   Then:

..  Change the nominal or par value of     The cash, shares or other securities
   our shares;                            received by The Bank of New York will
                                          become deposited securities. Each ADR
..  Reclassify, split up or consolidate    will automatically represent its equal
   any of the deposited securities;       share of the new deposited securities.

..  Distribute securities on the shares    The Bank of New York may, and will if
   that are not distributed to you;       we ask it to, distribute some or all
                                          of the cash, shares or other
..  Recapitalize, reorganize, merge,       securities it received. It may also
   liquidate, sell all or                 issue new ADRs or ask you to surrender
   substantially all of our assets; or    your outstanding ADRs in exchange for
                                          new ADRs identifying the new deposited
                                          securities.
..  Take any similar action

Amendment and Termination

     We may agree with The Bank of New York to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment will cause any of the following results, the amendment will become effective 30 days after The Bank of New York notifies you of the amendment:

     .    adds or increases fees or charges, except for:

          --   taxes and other government charges;

          --   registration fees;

          --   cable, telex or facsimile transmission costs; or

          --   delivery costs or other such expenses; or

     .    prejudices any substantial right of ADR holders.

     At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement, as amended.

     The Bank of New York will terminate the deposit agreement if we ask it to do so. In such case, The Bank of New York must notify you at least 30 days before termination. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 90 days.

     After termination, The Bank of New York and its agents will be required to do only the following under the deposit agreement:

     .    advise you that the deposit agreement is terminated; and

     . collect distributions on the deposited securities and deliver the deliverable portion of shares and other deposited securities upon cancellation of ADRs.

     One year after termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs or are unable to surrender their ADRs because they represent less than a unit of shares. It will not invest the money and will have no liability for interest. The Bank of New York's only

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obligations will be an indemnification obligation and an obligation to account for the proceeds of the sale and other cash. After termination, our only obligations will be an indemnification obligation and our obligation to pay specified amounts to The Bank of New York.

Limitations on Obligations and Liability to ADR Holders

     The deposit agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. We and The Bank of New York:

     . are only obligated to take the actions specifically provided for in the deposit agreement without negligence or bad faith;

     . are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the deposit agreement;

     . are not liable if either exercises discretion permitted under the deposit agreement;

     . have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf of any other party; and

     . may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

     In the deposit agreement, we and The Bank of New York agree to indemnify each other under designated circumstances.

Requirements for Depositary Actions

     Before The Bank of New York will issue or register the transfer of an ADR, make a distribution on an ADR, or process a withdrawal of shares, The Bank of New York may require:

     . payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

     . production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

     . compliance with regulations that it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The Bank of New York may refuse to deliver, transfer or register transfers of ADRs generally when our books or the books of The Bank of New York are closed, or at any time if The Bank of New York or we think it advisable to do so.

     You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

     . when temporary delays arise because: (1) The Bank of New York or we have closed its or our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on the shares;

     . when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

     . when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

     This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

     In compliance with the provisions of the deposit agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs, even if the ADRs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as

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

soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

     . before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited;

     . the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

     . The Bank of New York must be able to close out the pre-release on not more than five business days' notice.

     In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release to 30% of total shares deposited, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

                             CAYMAN ISLANDS TAXATION

     The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to NetEase levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


     In the opinion of Morrison & Foerster LLP, special U.S. counsel to NetEase.com, Inc., the following summary accurately describes certain United States federal income tax consequences relating to the purchase, ownership, and disposition of the notes and of the ordinary shares into which the notes may be converted by a holder, subject to the limitations stated below. This description does not provide a complete analysis of all potential tax consequences. Such opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (including proposed Regulations and temporary Regulations) promulgated thereunder, Internal Revenue Service ("IRS") published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or ordinary shares could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the notes or ordinary shares.



     This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor's particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws (such as banks or financial institutions, life insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, persons holding notes or ordinary shares as part of a position in a "straddle" or as part of a "hedging," "conversion" or "integrated" transaction for U.S. federal income tax purposes, persons subject to the alternative minimum tax provisions of the Code, and persons that have a "functional currency" other than the U.S. dollar). This description applies to purchasers of the notes who hold the notes and the ordinary shares as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.


     Investors considering the purchase of notes and ordinary shares should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

     U.S. Holders

     As used in this prospectus, the term "U.S. Holder" means a beneficial owner of a note or ordinary shares that is (i) a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes; (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or ordinary shares into which the notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes or ordinary shares into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the ordinary shares into which the notes may be converted.

     For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owners of the underlying shares represented by such ADSs. Accordingly, this discussion of U.S. federal income tax consequences to U.S. Holders of shares applies equally to U.S. Holders of ADSs.

     If you are not a U.S. Holder, this subsection does not apply to you and you should refer to "Non-U.S. Holders" below.

Contingent Debt Instrument Rules


     If the amount or timing of any payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules require a U.S. Holder to accrue interest income at a rate higher than any stated interest rate on a note and to treat as ordinary income (rather than capital gain) any gain recognized on a sale, exchange or retirement of the note before the resolution of the contingencies. If, upon a Merger Event, the company is required to redeem the notes, the amount paid to a U.S. Holder could exceed the principal amount of the notes. Additionally, U.S. Holders would be entitled to interest if the notes are not registered with the SEC within prescribed time periods. We do not believe that, because of these potential additional payments, the notes should be treated as contingent debt instruments. Therefore, for purposes of filing tax on information returns with the IRS, we will not treat the notes as contingent debt instruments. Unless otherwise noted, this discussion assumes that the notes are not subject to the contingent debt instrument rules.


Sale, Exchange or Redemption of the Notes or Conversion of Notes Solely for Cash


     Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize any capital gain or loss if the U.S. Holder disposes of a note in a sale, redemption, exchange or conversion of the notes solely for cash. The U.S. Holder's gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the note. The U.S. Holder's adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note. The gain or loss recognized by a U.S. Holder on a disposition of the note will be long-term capital gain or loss if the U.S. Holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.


Conversion of Note Solely for Ordinary Shares (and Cash in Lieu of a Fractional Ordinary Share, if Any)

     A U.S. Holder who converts a note into ordinary shares will not recognize any income, gain or loss, except with respect to cash received in lieu of a fractional ordinary share. The U.S. Holder's aggregate basis in the ordinary shares (including any fractional ordinary share for which cash is paid) will be equal to the U.S. Holder's adjusted basis in the note, and the U.S. Holder's holding period for the ordinary shares will include the period during which the U.S. Holder held the note. The U.S. Holder will recognize gain or loss upon the receipt of cash paid in lieu of a fractional ordinary share measured by the difference between the amount of cash received for the fractional share interest and the U.S. Holder's tax basis in such fractional share interest.

Conversion of Notes Partly for Ordinary Shares and Partly for Cash (Other Than Solely in Lieu of a Fractional Ordinary Share)


     A U.S. Holder who converts a note and receives a combination of ordinary shares and cash (other than solely in lieu of a fractional ordinary share), assuming the notes are securities for United States federal income tax purposes, which is likely, will not recognize loss, but will recognize gain, if any, on the notes so exchanged in an amount equal to the lesser of the amount of (i) gain "realized" (i.e., the excess, if any, of the fair market value of the ordinary shares received upon exchange plus cash received over the adjusted tax basis in the notes tendered in exchange therefor) or (ii) cash received. Subject to the passive foreign investment company rules discussed below, such gain will be capital gain and will be long-term if the U.S. Holder's holding period in respect of such note is more than one year. A U.S. Holder's tax basis in the ordinary shares received should equal the adjusted tax basis in notes tendered in exchange therefor, decreased by the cash received, and increased by an amount of gain recognized. A U.S. Holder's holding period in the ordinary shares received upon exchange of notes will include the holding period of the notes so exchanged.


Constructive Dividends

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of notes, the conversion price of notes is increased, such increase may be deemed to be the payment of a taxable dividend, for United States federal income tax purposes, to U.S. Holders of notes. For example, an increase in the conversion price in the event of distributions of our debt instruments, or our assets, or an increase in the event of an extraordinary cash dividend, generally will result in deemed dividend treatment to holders of notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our ordinary shares may not.

Taxation of Dividends and Other Distributions on the Ordinary Shares

     Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the ordinary shares, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder's gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder's tax basis, the excess will be taxed as capital gain.


     Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute as a dividend non-cash property, the U.S. Holder will include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.


     Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will be "passive income" or, in the case of certain U.S. Holders, "financial services income." In particular circumstances, a U.S. Holder that (i) has held the ordinary shares for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the ordinary shares in arrangements in which the U.S. Holder's expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares.


     Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder's tax basis in the ordinary shares between the ordinary shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if (i) the fair market value of the new shares or rights is less than 15% of the fair market value of the old ordinary shares at the time of distribution and (ii) the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above. The U.S. Holder's holding period in the new shares or rights will include the holding period of the old ordinary shares on which the distribution was made.


Taxation of Disposition of Ordinary Shares

     Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of an ordinary shares equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares and the U.S. Holder's tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

Passive Foreign Investment Company


     We believe we were a passive foreign investment company for U.S. federal income tax purposes for the taxable years ended on December 31st of 2000, 2001 and 2002, and we cannot be certain whether we will be treated as a passive foreign investment company for the taxable year ending on December 31st of 2003. If we are a passive foreign investment company in 2003, or in any subsequent year in which a U.S. Holder holds the notes or ordinary shares, the U.S. Holder will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition at a gain of ordinary shares or, under proposed regulations, notes, although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in a subsequent taxable year.


     A company is considered a passive foreign investment company for any taxable year if either

     .    at least 75% of its gross income is passive income, or

     . at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

     We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock of such corporation.

     The determination that we were a passive foreign investment company for the 2000, 2001 and 2002 taxable years was based on our valuations of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the average of the quarterly selling prices of the shares for the relevant year and have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service, or IRS, will challenge the valuation of our goodwill, which may result in it becoming even more likely that we would be classified as a passive foreign investment company for the 2003 taxable year as well as for subsequent years. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

     A separate determination must be made each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

     If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds notes or ordinary shares, the U.S. Holder will be subject to special tax rules with respect to (i) any "excess distribution" that the U.S. Holder receives on ordinary shares and (ii) any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of (a) the ordinary shares or (b), under proposed regulations which are not yet effective, but are proposed to be effective from April 11, 1992, notes, unless the U.S. Holder makes a "mark-to-market" election as discussed below. Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder's holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

     . the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or notes,

     . the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

     . the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or notes cannot be treated as capital, even if the U.S. Holder holds the ordinary shares or notes as capital assets.

     A U.S. shareholder of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a "qualified electing fund" election to include the U.S. Holder's share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the passive foreign investment company agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

     Alternatively, a U.S. Holder of "marketable stock" in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for the ordinary shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of its taxable year over the U.S. Holder's adjusted basis in such ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder's income for prior taxable years. Amounts included in a U.S. Holder's income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. A U.S. Holder's basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

     The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The mark-to-market election would be available to a U.S. Holder unless our ordinary shares are delisted from The Nasdaq National Market and do not subsequently become regularly traded on The Nasdaq SmallCap Market or other qualified exchange or market.

     A U.S. Holder who holds ordinary shares in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

     Non-U.S. Holders


     A Non-U.S. Holder will not be subject to U.S. federal income tax on dividends paid by us or on additional payments received with respect to the notes unless the income is effectively connected with the Non- U.S. Holder's conduct of a trade or business in the United States.

     A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of the notes or ordinary shares unless such gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist. Dividends and gains that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.


Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends in respect of the ordinary shares or the proceeds received on the sale, exchange or redemption of ordinary shares or notes paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder's U.S. federal income tax liability provided that the appropriate returns are filed.

     A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

                             SELLING SECURITYHOLDERS


     We originally issued the notes in a private placement on July 14, 2003 to the initial purchaser, Credit Suisse First Boston LLC. The initial purchaser has informed us that it resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A promulgated under the Securities Act. Selling securityholders may offer and sell the notes and the underlying ordinary shares pursuant to this prospectus.


     The following table contains information as of December 29, 2003 with respect to the selling securityholders and the principal amount of notes and the underlying ordinary shares beneficially owned by each selling securityholder that may be offered using this prospectus. Unless set forth below and except for the initial purchaser referenced above, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.



-------------------------------------------------------------------------------------------------------------
                                            Principal
                                            Amount at
                                           Maturity of                                          Percentage
                                              Notes                           Number of             of
                   Name                    Beneficially      Percentage       Ordinary        Ordinary Shares
                                          Owned That May      of Notes       Shares That        Outstanding
                                             Be Sold         Outstanding    May Be Sold (1)       (2)(3)
-------------------------------------------------------------------------------------------------------------
Amamath L.L.C.(4)(18)                     $   20,000,000            20.00%       41,536,864        1.33%
-------------------------------------------------------------------------------------------------------------
Argent Classic Convertible Arbitrage      $    1,300,000             1.30%        2,699,896          *
Fund (Bermuda) Ltd.(5)
-------------------------------------------------------------------------------------------------------------
Argent Classic Convertible Arbitrage      $      600,000                *         1,246,106          *
Fund L.P.(6)
-------------------------------------------------------------------------------------------------------------
Argent Classic Convertible Arbitrage      $      100,000                *           207,684          *
Fund II L.P.(6)
-------------------------------------------------------------------------------------------------------------
Context Convertible Arbitrage Fund, LP(7) $      800,000                *         1,661,475          *
-------------------------------------------------------------------------------------------------------------
Context Convertible Arbitrage Offshore,   $    1,200,000             1.20%        2,492,212          *
Ltd.(7)
-------------------------------------------------------------------------------------------------------------
Forest Fulcrum Fund LP(8)(18)             $      840,000                *         1,744,548          *
-------------------------------------------------------------------------------------------------------------
Forest Multi-Strategy Master Fund SPC(8)  $    1,145,000            1.145%        2,377,985          *
-------------------------------------------------------------------------------------------------------------
Forest Global Convertible Fund, Ltd.      $    3,003,000             3.00%        6,236,760          *
Class A-5(8)
-------------------------------------------------------------------------------------------------------------
GLG Market Neutral Fund(9)                $    5,000,000             5.00%       10,384,216          *
-------------------------------------------------------------------------------------------------------------
JMG Capital Partners L.P.(10)             $    5,000,000             5.00%       10,384,216          *
-------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                Principal
                                                Amount at
                                               Maturity of                                        Percentage
                                                  Notes                         Number of             of
                   Name                        Beneficially    Percentage       Ordinary        Ordinary Shares
                                              Owned That May    of Notes       Shares That        Outstanding
                                                 Be Sold       Outstanding    May Be Sold (1)       (2)(3)
---------------------------------------------------------------------------------------------------------------
JMG Triton Offshore Fund, Ltd.(11)            $    5,000,000           5.00%       10,384,216          *
---------------------------------------------------------------------------------------------------------------
KBC Convertible Arbitrage Fund(12)(18)        $    5,300,000           5.30%        11,007,268          *
---------------------------------------------------------------------------------------------------------------
KBC Convertible Mac28 Fund Ltd.(12)(18)       $      970,000              *         2,014,537          *
---------------------------------------------------------------------------------------------------------------
KBC Convertible Opportunities Fund(12)(18)    $    6,940,000           6.94%       14,413,291          *
---------------------------------------------------------------------------------------------------------------
KBC Financial Products USA, Inc. (17)         $    2,380,000           2.38%        4,942,887          *
-------------------------- --------------------------------------------------------------------------------------
KBC Multi Strategy Arbitrage Fund(12)(18)     $    1,270,000           1.27%        2,637,590          *
---------------------------------------------------------------------------------------------------------------
LLT Limited(8)                                $      289,000              *           600,207          *
---------------------------------------------------------------------------------------------------------------
Lyxor Master Fund(13)(18)                     $      200,000              *           415,368          *
---------------------------------------------------------------------------------------------------------------
Melody IAM, Ltd.(12)(18)                      $      520,000              *         1,079,958          *
---------------------------------------------------------------------------------------------------------------
Polaris Vega Fund L.P.(14)                    $      250,000              *           519,210          *
---------------------------------------------------------------------------------------------------------------
Relay 11 Holdings Co.(8)                      $      204,000              *           423,676          *
---------------------------------------------------------------------------------------------------------------
Satellite Convertible Arbitrage Master        $    5,000,000           5.00%       10,384,216          *
Fund, LLC(16)
---------------------------------------------------------------------------------------------------------------
Sphinx Convertible Arbitrage SPC(8)           $      119,000              *           247,144          *
---------------------------------------------------------------------------------------------------------------
Sunrise Partners Limited Partnership(15)(18)  $      500,000              *         1,038,421          *
---------------------------------------------------------------------------------------------------------------
Xavex Convertible Arbitrage 10 Fund(6)        $      100,000              *           207,684          *
---------------------------------------------------------------------------------------------------------------


----------
*  Less than 1%.

(1) Assumes conversion of all of the holder's notes at a conversion price of
0.4815 per ordinary share. This conversion price is subject to adjustment as described under "Description of Notes--Conversion Rights." As a result, the number of ordinary shares issuable upon conversion of the notes may increase in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 3,127,936,189 ordinary shares outstanding as of November 30, 2003. In calculating this amount for each holder, we treated as outstanding the number of ordinary shares issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes.

(3) Assumes that all holders of notes, or any future transferees, pledgees, donees or successors of or from such holders of notes, do not beneficially own any ordinary shares other than the ordinary shares issuable upon conversion of the notes at the initial conversion rate.

(4)  Nicholas M. Maounis exercises voting/investment control.

(5)  Henry Cox and Thomas Marshall exercise voting/investment control.

(6) Bruce McMahan, Saul Schwartzman and John Gordon exercise voting/investment control.

(7)  William Fertig and Michael Rosen exercise voting/investment control.

(8)  Michael A. Boyd exercises voting/investment control.

(9) Noam Gottesman, Pierre Lagrane, Jonathan Green and Philippe Jabre exercise voting/investment control.

(10) Jonathan Glaser exercises voting/investment control.

(11) Jonathan Glaser and Roger Richter exercise voting/investment control.

(12) Andy Preston exercises voting/investment control.

(13) Clark K. Hunt, Jonathan Bren and Ken Tananbaum exercise voting/investment control.

(14) Gregory R. Levinson exercises voting/investment control.

(15) S. Donald Sussman exercises voting/investment control.

(16) Marty Brandt and Thomas Healy exercise voting/investment control.

(17) Luke Edwards exercises voting/investments control.

(18) The selling securityholder is either a broker-dealer or an affiliate of a broker-dealer and has told us that it purchased the note in the ordinary course of business and at the time of its purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or the share underlying the notes.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from time to time. Any changed information with respect to which we are given notice will be set forth in prospectus supplements or amendments.


     Generally, only selling securityholders identified in the selling securityholders table who beneficially own the securities set forth opposite their respective names may sell offered securities under the registration statement of which this prospectus forms a part. We may from time to time include additional selling securityholders in an amendment to this registration statement or a supplement to this prospectus.


     Because the selling securityholders may offer all or some of their notes or the underlying ordinary shares from time to time, we cannot estimate the amount of the notes or underlying ordinary shares that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes or the ordinary shares issued upon conversion of the notes offered by this prospectus. The notes and the underlying ordinary shares may be sold from time to time to purchasers:

     .    directly by the selling securityholders;
     . through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the ordinary shares.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying ordinary shares may be deemed to be "underwriters." As a result, any profits on the sale of the notes and the underlying ordinary shares by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes and the underlying ordinary shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions in addition to the other fees and expenses set forth at the end of this section.

     The notes and the underlying ordinary shares may be sold in one or more transactions at:

     .    fixed prices;
     .    prevailing market prices at the time of sale;
     .    varying prices determined at the time of sale; or
     .    negotiated prices.

     These sales may be effected in transactions:

     . on any national securities exchange or quotation service on which the notes and underlying ordinary shares may be listed or quoted at the time of the sale, if any, including in the form of ADSs representing ordinary shares;
     .    in the over-the-counter market;
     . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or
     .    through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and the underlying ordinary shares, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying ordinary shares in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying ordinary shares short and deliver notes and the underlying ordinary shares to close out short positions, or loan or pledge notes and the underlying ordinary shares to broker-dealers that in turn may sell the notes and the underlying ordinary shares.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying ordinary shares by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying ordinary shares offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying ordinary shares by other means not described in this prospectus.


     ADSs representing our ordinary shares are listed on the Nasdaq National Market under the symbol "NTES." We do not intend to apply for the listing of the notes or the underlying ordinary shares on any securities exchange or for quotation through the Nasdaq National Market. Upon resale using this prospectus, the notes will cease to be eligible for trading in The Portal/SM /Market, a subsidiary of The Nasdaq Stock Market. We cannot assure that the notes or the ordinary shares will be liquid or that any trading for the notes will develop.


     There can be no assurance that any selling securityholder will sell any or all of the notes and the underlying ordinary shares pursuant to this prospectus. In addition, any notes and the underlying ordinary shares covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Securities Exchange Act of 1934, or the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying ordinary shares by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying ordinary shares to engage in market-making activities with respect to the particular notes and the underlying ordinary shares being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying ordinary shares.

     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay all of the expenses incidental to the registration, offering and sale of the notes and the underlying ordinary shares to the public other than:

     . costs incurred in connection with the printing and delivery of prospectuses pursuant to Section 2(f) of the registration rights agreement;

     . costs incurred in connection with obtaining an opinion of counsel, a comfort letter from our independent accountants and certain other documents pursuant to Section 2(q) of the registration rights agreement;

     . all expenses payable in connection with a selling securityholder's deposit of ordinary shares with The Bank of New York for the issuance of ADSs; and

     .    if the offering is underwritten:

          . underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of the securities pursuant to this prospectus;

          .    out-of-pocket expenses we reasonably incur in:

               . facilitating an underwritten offering pursuant to Section 2(o) of the registration rights agreement;

               . confirming or obtaining a rating for the notes, if so requested pursuant to Section 2(r) of the registration rights agreement; and

               . assisting underwriters to comply with the rules of the National Association of Securities Dealers, Inc., if applicable, pursuant to Section 2(s) of the registration rights agreement.


     The following table sets forth the expenses, other than any expenses payable by the selling securityholders as provided above, in connection with the issuance and distribution of the securities being registered. All amounts indicated are estimates (other than the registration fee):

Registration fee                                      $    12,292
Accounting fees and expenses                          $    50,000
Printing and engraving                                $    20,000
Legal fees and expenses of the registrant             $   250,000
Miscellaneous                                         $     5,000
                                                      -----------
            Total                                     $   337,292

                                  LEGAL MATTERS


     The validity of the notes and ordinary shares issuable upon conversion of the notes has been passed upon for our company with respect to matters of Cayman Islands law by Maples and Calder Asia. The validity of the notes has been passed upon for our company with respect to New York law by Morrison & Foerster LLP.



                              INDEPENDENT AUDITORS

     The consolidated financial statements of NetEase and subsidiaries as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001, incorporated by reference in this registration statement, were audited by Arthur Andersen . Hua Qiang, as stated in their report incorporated by reference in this prospectus. Arthur Andersen . Hua Qiang has ceased operations.

     The consolidated financial statements as of and for the year ended December 31, 2002, incorporated by reference in this registration statement, have been audited by PricewaterhouseCoopers, independent auditors, as stated in their report incorporated by reference in this prospectus.

     Arthur Andersen . Hua Qiang has not consented to the incorporation by reference of their report on the financial statements of NetEase.com, Inc. for the three years ended December 31, 2001 in this registration statement, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen . Hua Qiang has not consented to the incorporation by reference of their report in this registration statement, you will not be able to recover against Arthur Andersen . Hua Qiang under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen . Hua Qiang or any omissions to state a material fact required to be stated therein.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
FOR THE SIX MONTHS ENDED JUNE 30, 2003

                                                                 December 31,       June 30,        June 30,
                                                          Note       2002            2003            2003
                                                          ----  --------------   -------------   -------------
                                                                     RMB              RMB             US$
                                                                                  (Unaudited)     (Unaudited)
Assets
Current assets:
   Cash                                                            560,069,711     728,706,065      88,033,496
   Restricted cash                                                   1,208,305       1,217,622         147,098
   Prepayments and other current assets                              6,110,689      11,839,622       1,430,321
   Due from related parties, net                                    22,448,509       8,063,540         974,140
                                                                --------------   -------------   -------------
      Total current assets                                         589,837,214     749,826,849      90,585,055
Non-current rental deposit                                           1,065,912       1,273,337         153,829
Property, equipment and software, net                               26,379,182      25,680,523       3,102,412
Deferred tax assets                                        2         2,395,888       9,387,280       1,134,058
                                                                --------------   -------------   -------------
      Total assets                                                 619,678,196     786,167,989      94,975,354
                                                                ==============   =============   =============
Liabilities & Shareholders' Equity
Current liabilities:
   Accounts payable                                                  3,814,614       4,419,563         533,919
   Salary and welfare payable                                       16,023,380      13,089,024       1,581,258
   Taxes payable                                           2         8,252,950      19,900,665       2,404,159
   Deferred revenue                                                    165,115              --              --
   Accrued liabilities                                              10,398,385      12,319,852       1,488,336
                                                                --------------   -------------   -------------
      Total current liabilities                                     38,654,444      49,729,104       6,007,672
                                                                --------------   -------------   -------------
Long-term payable                                                           --         316,315          38,213
                                                                --------------   -------------   -------------
      Total liabilities                                             38,654,444      50,045,419       6,045,885
                                                                --------------   -------------   -------------
Shareholders' equity:
   Ordinary shares, US$0.0001 par value:
    1,000,300,000,000 shares authorized, 3,100,162,537
    shares issued and outstanding as of December 31,
    2002, and  3,145,561,689 shares issued and
    outstanding as of June 30, 2003                        3         2,566,543       2,604,111         314,597
   Additional paid-in capital                              3     1,049,651,354   1,059,750,050     128,026,246
   Less: Subscriptions receivable                                  (33,113,848)    (33,113,848)     (4,000,416)
   Deferred compensation                                              (474,739)       (196,515)        (23,741)
   Translation adjustments                                             228,910         210,838          25,471
   Accumulated deficit                                            (437,834,468)   (293,132,066)    (35,412,688)
                                                                --------------   -------------   -------------
      Total shareholders' equity                                   581,023,752     736,122,570      88,929,469
                                                                --------------   -------------   -------------
      Total liabilities and shareholders' equity                   619,678,196     786,167,989      94,975,354
                                                                ==============   =============   =============

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

                                                                        For the Six Months Ended
                                                          ----------------------------------------------------
                                                                    June 30,        June 30,        June 30,
                                                          Note       2002            2003            2003
                                                          ----  --------------   -------------   -------------
                                                                     RMB              RMB             US$
                                                                 (Unaudited)      (Unaudited)     (Unaudited)
Revenues:
   E-commerce and other services                           4        50,305,380     221,110,803      26,711,946
   Advertising services from related parties                        11,975,760      32,821,080       3,965,048
   Software licensing and related integration
    projects                                                           157,539         165,115          19,947
                                                                --------------   -------------   -------------
                                                                    62,438,679     254,096,998      30,696,941
Sales and value-added taxes                                         (3,122,580)    (12,704,850)     (1,534,847)
                                                                --------------   -------------   -------------
Net revenues                                                        59,316,099     241,392,148      29,162,094
                                                                --------------   -------------   -------------
Cost of revenues:
   E-commerce, advertising and other services                      (29,002,467)    (42,104,054)     (5,086,505)
   Share compensation cost                                            (954,064)             --              --
                                                                --------------   -------------   -------------
Total cost of revenues                                             (29,956,531)    (42,104,054)     (5,086,505)
                                                                --------------   -------------   -------------
Gross profit                                                        29,359,568     199,288,094      24,075,589
                                                                --------------   -------------   -------------
Operating expenses:
   Selling, general and administrative expenses                    (44,164,828)    (49,276,764)     (5,953,025)
   Asset impairment loss                                              (746,857)             --              --
   Research and development expenses                                (7,449,972)     (8,286,157)     (1,001,034)
   Share compensation cost                                          (1,243,421)       (278,224)        (33,612)
                                                                --------------   -------------   -------------
Total operating expenses                                           (53,605,078)    (57,841,145)     (6,987,671)
                                                                --------------   -------------   -------------
Operating profit (loss)                                            (24,245,510)    141,446,949      17,087,918
Other income (expenses):
   Interest income                                                   4,230,815       3,646,491         440,525
   Interest expense                                                 (1,209,117)             --              --
   Other, net                                                        3,468,434       5,673,376         685,389
                                                                --------------   -------------   -------------
Profit (loss) before tax                                           (17,755,378)    150,766,816      18,213,832
Income tax                                                 2                --      (6,064,414)       (732,630)
                                                                --------------   -------------   -------------
Net profit (loss)                                                  (17,755,378)    144,702,402      17,481,202
                                                                ==============   =============   =============
Other comprehensive income (loss) Currency translation
 adjustment                                                              1,664         (18,072)         (2,183)
                                                                --------------   -------------   -------------
Comprehensive income (loss)                                        (17,753,714)    144,684,330      17,479,019
                                                                ==============   =============   =============
Net earnings (loss) per share, basic                                     (0.01)           0.05            0.01
                                                                ==============   =============   =============
Net earnings (loss) per ADS, basic                                       (0.59)           4.64            0.56
                                                                ==============   =============   =============
Net earnings (loss) per share, diluted                                   (0.01)           0.04            0.01
                                                                ==============   =============   =============
Net earnings (loss) per ADS, diluted                                     (0.59)           4.47            0.54
                                                                ==============   =============   =============
Weighted average number of ordinary shares
 outstanding, basic                                        5     3,033,407,311   3,118,601,020   3,118,601,020
                                                                ==============   =============   =============
Weighted average number of ADS outstanding, basic                   30,334,073      31,186,010      31,186,010
                                                                ==============   =============   =============
Weighted average number of ordinary shares
 outstanding, diluted                                      5     3,033,407,311   3,237,539,818   3,237,539,818
                                                                ==============   =============   =============
Weighted average number of ADS outstanding, diluted                 30,334,073      32,375,398      32,375,398
                                                                ==============   =============   =============

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETEASE.COM, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

                                                                           For the Six Months Ended
                                                                 ---------------------------------------------
                                                                 June 30, 2002   June 30, 2003   June 30, 2003
                                                                 -------------   -------------   -------------
                                                                      RMB             RMB             US$
                                                                 (Unaudited)      (Unaudited)     (Unaudited)
Cash flows from operating activities:
   Net profit (loss)                                               (17,755,378)    144,702,402      17,481,202
   Adjustments for:
      Depreciation                                                   8,203,558       7,843,481         947,555
      Share compensation cost                                        2,197,485         278,224          33,612
      Increase (Decrease) in provision for doubtful
       debts                                                            (5,378)      2,527,133         305,298
      Provision for assets impairment loss                             746,857              --              --
      (Increase) Decrease in prepayments and other
       current assets                                                1,433,074      (5,728,933)       (692,101)
      (Increase) Decrease in due from related parties              (12,506,261)     11,857,836       1,432,521
      Decrease in deferred assets                                      783,352              --              --
      Increase in deferred tax assets                                       --      (6,991,392)       (844,616)
      Increase in accounts payable                                   1,944,401         604,949          73,083
      Increase (Decrease) in deferred revenue                          354,461        (165,115)        (19,947)
      Increase (Decrease) in salary and welfare payable              4,345,229      (2,934,356)       (354,494)
      Increase in taxes payable                                      1,603,672      11,647,715       1,407,137
      Increase (Decrease) in accrued liabilities                    (3,445,822)      1,921,467         232,129
      Increase (Decrease) in long-term payables                             --         316,315          38,213
                                                                 -------------   -------------   -------------
   Net cash provided by (used in) operating activities             (12,100,750)    165,879,726      20,039,592
                                                                 -------------   -------------   -------------
Cash flows from investing activities
   Decrease in temporary cash investment                            45,521,300              --              --
   Purchase of property, equipment and software                     (4,277,181)     (7,144,822)       (863,151)
   Decrease in investment in convertible preference shares           9,701,293              --              --
   (Increase) Decrease in non-current deposit                        1,087,487        (207,425)        (25,059)
                                                                 -------------   -------------   -------------
Net cash provided by (used in) investing activities                 52,032,899      (7,352,247)       (888,210)
                                                                 -------------   -------------   -------------

NETEASE.COM,INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(Cont'd)

                                                                      For the Six months ended
                                                           ---------------------------------------------
                                                           June 30, 2002   June 30, 2003   June 30, 2003
                                                           -------------   -------------   -------------
                                                                RMB             RMB             US$
                                                            (Unaudited)     (Unaudited)     (Unaudited)
Cash flows from financing activities:
   Repayment of short-term bank loans                        (84,000,000)             --              --
   Proceeds from exercise of employee stock options                   --      10,136,264       1,224,541
   Collection of subscriptions receivable from issuance
    of Series B preference shares                              1,986,720              --              --
                                                           -------------   -------------   -------------
Net cash provided by (used in) financing activities          (82,013,280)     10,136,264       1,224,541
                                                           -------------   -------------   -------------
Effect of exchange rate changes on cash                            1,664         (18,072)         (2,183)
                                                           -------------   -------------   -------------
Net increase (decrease) in cash                              (42,079,467)    168,645,671      20,373,740
Less: (Increase) Decrease in restricted cash                  89,112,548          (9,317)         (1,126)
Cash, beginning of the period                                479,608,534     560,069,711      67,660,881
                                                           -------------   -------------   -------------
Cash, end of the period                                      526,641,615     728,706,065      88,033,495
                                                           =============   =============   =============
Supplemental disclosures of cash flow information:
   Cash paid during the period for income taxes                       --       6,064,414         732,630
                                                           =============   =============   =============
   Cash paid during the period for interest                    1,165,504              --              --
                                                           =============   =============   =============
Supplemental schedule of non-cash investing and
 financing activities:
   Compensation costs, arising from transfer of
    ordinary shares and issuance on stock options in
    the Company to senior management personnel and some
    non-employees of the Company                               2,197,485         278,224          33,612
                                                           =============   =============   =============

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETEASE.COM,INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                   Ordinary Shares
                                             --------------------------
                                                                            Additional
                                                                             paid-in      Subscription
                                                 Share         Amount        capital       receivable
                                             -------------   ----------   -------------   ------------
                                                                 RMB           RMB             RMB
Balance as of December 31, 2001              3,024,175,192    2,503,626   1,044,889,829    (35,100,568)
Collection of subscriptions receivable                  --           --              --      1,986,720
Ordinary shares issued to a senior officer
 of the Company as compensation                  6,250,000        5,175          (5,175)
Ordinary shares issued for services to be
 provided by certain employees                  12,481,159        9,943         622,812
Share compensation cost                                 --           --         252,873
Net profit                                              --           --              --             --
Translation adjustments                                 --           --                             --
                                             -------------   ----------   -------------   ------------
Balance as of June 30, 2002                  3,042,906,351    2,518,744   1,045,760,339    (33,113,848)
                                             =============   ==========   =============   ============

                                                              Retained
                                                              earnings                       Total
                                               Deferred     (Accumulated   Translation   shareholders'
                                             compensation     deficit)     adjustments       equity
                                             ------------   ------------   -----------   -------------
                                                  RMB            RMB           RMB            RMB
Balance as of December 31, 2001                (3,344,574)  (454,136,106)      217,327     555,029,534
Collection of subscriptions receivable                 --             --            --       1,986,720
Ordinary shares issued to a senior officer
 of the Company as compensation                   335,961             --            --         335,961
Ordinary shares issued for services to be
 provided by certain employees                    182,895             --            --         815,650
Share compensation cost                           787,486             --            --       1,040,359
Net profit                                             --    (17,755,378)           --     (17,755,378)
Translation adjustments                                               --         1,664           1,664
                                             ------------   ------------   -----------   -------------
Balance as of June 30, 2002                    (2,038,232)  (471,891,484)      218,991     541,454,510
                                             ============   ============   ===========   =============

                                                   Ordinary Shares
                                             --------------------------
                                                                            Additional
                                                                             paid-in      Subscription
                                                 Share         Amount        capital       receivable
                                             -------------   ----------   -------------   ------------
                                                                 RMB           RMB             RMB
Balance as of December 31, 2002              3,100,162,537    2,566,543   1,049,651,354    (33,113,848)
Ordinary shares issued to a senior officer
 of  the Company as compensation                 2,500,000        2,070          (2,070)            --
Ordinary shares issued for services to be
 provided by certain employees                     853,952          707            (707)            --
Ordinary shares issued upon exercise of
 employee options                               42,045,200       34,791      10,101,473             --
Share compensation cost                                 --           --              --             --
Net profit                                              --           --              --             --
Translation adjustments                                 --           --              --             --
                                             -------------   ----------   -------------   ------------
Balance as of June 30, 2003                  3,145,561,689    2,604,111   1,059,750,050    (33,113,848)
                                             =============   ==========   =============   ============

                                                              Retained
                                                              earnings                       Total
                                               Deferred     (Accumulated   Translation   shareholders'
                                             compensation     deficit)     adjustments       equity
                                             ------------   ------------   -----------   -------------
                                                  RMB            RMB           RMB            RMB
Balance as of December 31, 2002                  (474,739)  (437,834,468)      228,910     581,023,752
Ordinary shares issued to a senior officer
 of  the Company as compensation                  134,060             --            --         134,060
Ordinary shares issued for services to be
  provided by certain employees                    88,236             --            --          88,236
Ordinary shares issued upon exercise of
 employee options                                      --             --            --      10,136,264
Share compensation cost                            55,928             --            --          55,928
Net profit                                             --    144,702,402            --     144,702,402
Translation adjustments                                --             --       (18,072)        (18,072)
                                             ------------   ------------   -----------   -------------
Balance as of June 30, 2003                      (196,515)  (293,132,066)      210,838     736,122,570
                                             ============   ============   ===========   =============

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETEASE.COM, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in renminbi ("RMB"), unless otherwise stated)

1. Principal Accounting Policies

Basis of consolidation

The accompanying condensed consolidated financial statements include the financial statements of NetEase.com, Inc. (the "Company") and its controlled entities (the "Group"). All significant transactions and balances between the Company and its controlled entities have been eliminated upon consolidation.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory accounts of those companies within the Group established in China ("PRC Statutory Accounts"), which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China ("PRC GAAP").

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

     . recognition of compensation costs arising from transfer of ordinary shares in the Company by the principal shareholder to certain members of senior management;

     . recognition of compensation cost arising from grants of stock options to the Company's employees, directors, consultants and advisory board members;

     .    basis for revenue recognition; and

     . tax effects related to the above adjustments and recognition of deferred tax assets.

The financial information as of and for the six months ended June 30, 2002 and 2003 are unaudited, but reflect all material recurring period end accruals and cut-off adjustments which are considered necessary for a fair presentation of the unaudited financial information.

Revenue recognition

The Group has adopted the provisions of the Staff Accounting Bulletin 101, "Revenue Recognition", in its accounting policy on revenue recognition.

E-commerce and other services


The Group currently derives all its e-commerce and other services revenue from fees earned from services provided to Guangzhou NetEase Computer System Company Limited ("Guangzhou NetEase"), a related party. The Company derives e-commerce and other services revenues from technical services provided to Guangzhou NetEase which operates the NetEase Web sites for transactions conducted through the Internet. The agreements entered into between NetEase Beijing and Guangzhou NetEase allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical services provided to Guangzhou NetEase such that all of the e-commerce and other services revenues recognized by Guangzhou NetEase based on the recognition policy described below, net of 5.5% business tax and certain surcharges, will fully accrue to NetEase Beijing.

A substantial portion of the transactions conducted by Guangzhou NetEase for which the Group provides technical services to Guangzhou NetEase represents wireless services which are currently predominantly derived from activities related to SMS. Guangzhou NetEase derives SMS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. SMS revenues recognized by Guangzhou NetEase represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed.


Other transactions conducted by Guangzhou NetEase for which the Group provides technical services to Guangzhou NetEase include on-line games, dating and friends matching, mail box, online shopping mall, auctions and revenue sharing from co-branded Web sites, etc.

Guangzhou NetEase recognizes its revenues from e-commerce and other services when the services are provided.


The Group recognizes services revenues from Guangzhou NetEase at the same time as Guangzhou NetEase recognizes its e-commerce and other services revenue.


Advertising services

The Group derives its advertising services revenues principally from the fees earned from services provided to Guangyitong Advertising Company Limited ("Guangyitong Advertising"), a related party.


The agreements entered into between NetEase Information Technology (Beijing) Company Limited ("NetEase Beijing") and Guangyitong Advertising allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising such that all of the advertising revenues recognized by Guangyitong Advertising based on the recognition policy described below, less all of the accrued expenses incurred by Guangyitong Advertising, will fully accrue to NetEase Beijing. Therefore, the Group recognizes advertising services revenues from Guangyitong Advertising as the service revenues are earned based on the related service agreement at the same time as Guangyitong Advertising recognizes its advertising revenue.


Guangyitong Advertising derives its advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. Guangyitong Advertising's obligations may also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, Guangyitong Advertising defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

Effective from December 20, 2000, Guangyitong Advertising has adopted the consensus reached in Emerging Issue Task Force ("EITF") 99-17 to account for barter transactions. According to EITF99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by Guangyitong Advertising only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. During the six months ended June 30, 2003, Guangyitong Advertising also engaged in certain advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by Guangyitong Advertising for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

Software and related integration projects


Software and related integration projects include the elements of licensing, services, and postcontract customer support ("PCS"). PCS, generally for one year or less and occasionally beyond one year, are generally in the form of hotline support and may involve unspecified upgrades or enhancements. These unspecified upgrades or enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent. The estimated costs of providing PCS are insignificant. Sufficient vendor-specific objective evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects.

In accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, revenues from software licensing and related integration projects under which the Group provides PCS for one year or less are recognized when the following criteria are met:

     .    persuasive evidence of an arrangement;

     .    delivery has occurred and services have been performed;

     .    the sales amount is fixed or determinable; and

     .    collectibility is probable.

Revenues from those projects under which the Group provides PCS that extend beyond one year are recognized ratably over the respective terms of the contracts. Warranty on the hardware in the related integration projects is substantially assumed by the original equipment vendors.

Deferred revenue

Deferred revenue represents prepayments by customers for services yet to be completed as of the balance sheet dates.

Cost of revenues


Costs of e-commerce, advertising and other services, including cost reimbursements to Guangzhou NetEase under the agreements with Guangzhou NetEase, consist primarily of staff costs of those employees directly involved in providing e-commerce, advertising and other services, depreciation and amortization of computers and software, server custody fees, bandwidth and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.


Material direct costs incurred in the development of platforms for providing these services consist primarily of computer software developed or acquired. They are capitalized and amortized in accordance with AICPA SOP 98-1 and costs incurred prior to the application development stage are expensed as incurred.

Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions.

Financial instruments

Financial instruments of the Group primarily consist of due from related parties and accounts payable. As of the balance sheet dates, their estimated fair value approximated their carrying value.

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

     Computers                          3 years
     Furniture and office equipment     5 years
     Software                           2-3 years
     Vehicles                           5 years
     Leasehold improvements             lesser of the term of the lease or the
                                        estimated useful lives of the assets

Costs of computer software developed or obtained for internal use are accounted for in accordance with AICPA SOP 98-1, under which direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

1. Principal Accounting Policies (Cont'd)

Impairment of long-lived assets

Prior to January, 2002, the Group evaluated the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As of January, 2002, the Group has adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, the Group recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 "Reporting on Advertising Costs". As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used.

Foreign currency translation

The functional currency of the Group is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the determination of income.

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2776 on June 30, 2003 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on June 30, 2003, or at any other certain rate.

Stock-based compensation

In accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", the Group has selected the disclosure only provisions related to employee stock options and follows the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock options issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is recognized ratably over the service period, which is typically the vesting period.

Stock-based employee compensation cost of RMB2.2 million and RMB0.3 million for the six months ended June 30, 2002 and 2003, respectively, is expensed. The following table illustrates the effect on net profit and earnings per share if the Group had applied the fair value recognition provisions of the Financial Accounting Standards board ("FASB") No.123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

                                                    Six Months      Six Months
                                                       Ended           Ended
                                                  June 30, 2002   June 30, 2003
                                                  -------------   -------------
Net profit (loss):
   As reported                                      (17,755,378)    144,702,402
      Less: Additional stock-based employee
             compensation expense determined
             under fair value based method for
             all awards, net of related tax
             effects                                   (490,209)     (1,878,073)
                                                  -------------   -------------
   Pro forma                                        (18,245,587)    142,824,329
                                                  =============   =============
Basic net earnings (loss) per ordinary shares:
   As reported                                            (0.01)           0.05
   Pro forma                                              (0.01)           0.05
Diluted net earnings (loss) per ordinary shares:
   As reported                                            (0.01)           0.04
   Pro forma                                              (0.01)           0.04

Income taxes

Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

Net earnings (loss) per share ("EPS") and per American Depositary Share ("ADS")

In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net profit by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preference shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method). Ordinary equivalent shares in the diluted EPS computation are excluded in net loss periods as their effect would be anti-dilutive.

Net earnings per ADS has been computed by multiplying the net earnings per share by 100, which is the number of shares represented by each ADS.

Statutory reserves

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, NetEase Beijing, NetEase Information Technology (Shanghai) Company Limited (" NetEase Shanghai") and Guangzhou NetEase Interactive Entertainment Limited ("Guangzhou Interactive"), being foreign invested enterprises established in China, are required to provide for certain statutory reserves namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in their PRC Statutory Accounts. NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being wholly foreign owned enterprises, are required to allocate at least 10% of their after-tax profit to the general reserve. NetEase Beijing, NetEase Shanghai and Guangzhou Interactive may stop allocations to the general reserve if such reserve has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, respectively. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund will be charged to selling, general and administrative expenses.

NetEase Shanghai and Guangzhou Interactive have been in an accumulated loss position according to their PRC Statutory Accounts and no appropriations to statutory reserves have been made.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

2. Taxation

Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

NetEase Interactive is exempted from income tax on its foreign-derived income in the British Virgin Islands. There are no withholding taxes in the British Virgin Islands.

2. Taxation (Cont'd)

Income taxes (cont'd)

China

In accordance with "Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises," foreign invested enterprises are generally subject to enterprise income tax ("EIT") at the rate of 30% plus a local income tax of 3%. NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a "New and High Technology Enterprise". According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2001 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards.

NetEase Shanghai is subject to EIT at the rate of 30% plus a local tax of 3%.

Guangzhou Interactive is entitled to a reduced EIT rate of 15% from 2003 to 2004 and then is subject to EIT rate of 30% plus a local tax of 3% from 2005 onward.

As of January 1, 2003, and June 30, 2003, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets were principally related to the following:

                               As of             As of
                         December 31, 2002   June 30, 2003
                         -----------------   -------------
Loss carryforwards              19,132,653      13,796,521
Valuation allowance            (16,736,765)     (4,409,241)
                         -----------------   -------------
Net deferred tax asset           2,395,888       9,387,280
                         =================   =============

Subject to the approval of the relevant tax authorities, the Group had loss carryforwards of approximately RMB41.8 million as of June 30, 2003 for EIT purposes. Approximately RMB0.2 million, RMB29.5 million and RMB12.1 million of these loss carryforwards will expire in 2005, 2006 and 2007, respectively. A valuation allowance has been provided on the loss carryforwards of the Group due to the uncertainty surrounding the realizability of such assets. There is no assurance that the Group will be able to utilize the loss carryforwards before their expiration.

In addition, the preferential EIT treatments that NetEase Beijing obtained may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, NetEase Beijing would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

Business tax ("BT")


The Group is subject to BT on the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The tax rates range from 3% to 20% of the gross receipts, depending on the nature of the revenue. The applicable BT rate for the Group's revenue is generally 5%. In addition, Guangyitong Advertising is subject to a cultural development fee at 3% on its Internet advertising fees, which effectively reduces the revenue the Group derives from Guangyitong Advertising.


Taxes payable

                                              As of             As of
                                        December 31, 2002   June 30, 2003
                                        -----------------   -------------
BT                                              4,337,428       5,102,650
EIT                                                    --       8,683,853
Individual income taxes for employees           3,848,253       6,020,485
Other                                              67,269          93,677
                                        -----------------   -------------
Total                                           8,252,950      19,900,665
                                        =================   =============

3. Capital Structure

Ordinary shares

The holders of ordinary shares in the Company are entitled to one vote per share and to receive ratably such dividends, if any, as may be declared by the board of directors of the Company. In the event of liquidation, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. The ordinary shares have no preemptive, conversion, or other subscription rights.

On March 23, 2001, the Company entered into an agreement ("the Acquisition Agreement") whereby the Company acquired certain software for online games, computers and the related intellectual property rights for cash consideration of US$0.2 million from a private technology company. In addition, the Company agreed to issue 7,742,168 ordinary shares in the Company to the founders of the private technology company by installments on a quarterly basis starting from June 23, 2001 through March 23, 2003 for the service to be provided by such individuals as employees of the Company over such period. The total estimated fair value of these shares of approximately RMB0.8 million valued at US$0.0125 per share at the date of agreement is recognized as deferred compensation, which is to be amortized over the related vesting period. During the six months ended June 30, 2003, the Company issued 853,952 ordinary shares (six months ended June 30, 2002: 1,928,469 ordinary shares) to an employee pursuant to the Acquisition Agreement.

According to an agreement ("the Service Agreement") dated September 11, 2001 between the Company and a senior officer of the Company, the Company provided the officer with 25,000,000 ordinary shares by quarterly installments over a period of 18 months. As a result, deferred compensation cost of approximately RMB1.3 million was recorded in 2001, which amount is being amortized over the related vesting period of 18 months. During the six months ended June 30,2003, the Company issued 2,500,000 ordinary shares (six months ended June 30, 2002:
6,250,000 ordinary shares) to the officer pursuant to the Service Agreement.

During the six months ended June 30, 2003, the Company also issued 42,045,200 ordinary shares (six months ended June 30, 2002: nil) upon exercise of employee options which were granted under the Company's stock option plan.

4. Revenues From E-commerce and Other Services

                                                   Six Months      Six Months
                                                     Ended           Ended
                                                 June 30, 2002   June 30, 2003
                                                 -------------   -------------
Wireless services and other fee-based services      48,454,230     148,795,690
Online games                                         1,851,150      72,315,113
                                                 -------------   -------------
Total                                               50,305,380     221,110,803
                                                 =============   =============

Revenue from wireless value-added services represents revenue earned by the Group for providing technical services to Guangzhou NetEase in relation to its wireless business. Guangzhou NetEase derives SMS revenues from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users in China.

Revenue from other fee-based services represents revenue earned by the Group for providing technical services to Guangzhou NetEase in relation to various value added services provided by the NetEase Web sites, including dating and friends matching, mail box, personal homepage hosting and online shopping mall, etc.

Revenue from online game services represents revenue earned by the Group for providing technical services to Guangzhou NetEase in relation to its online game business. Guangzhou NetEase operates various online games platforms and derives revenue from providing service to its registered game players.

5. Net Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted net earnings
(loss) per share for the six months ended June 30, 2002, and 2003:

                                                  Six Months      Six Months
                                                    Ended           Ended
                                                 June 30, 2002   June 30, 2003
                                                 -------------   -------------
Numerator:
   Net profit (loss) attributable to ordinary
    shareholders                                   (17,755,378)    144,702,402
                                                 =============   =============
Denominator:
   Weighted average number of ordinary shares
    outstanding, basic                           3,033,407,311   3,118,601,020
   Dilutive effect of employee stock options                --     118,938,798
                                                 -------------   -------------
   Weighted average number of ordinary shares
    outstanding, diluted                         3,033,407,311   3,237,539,818
                                                 =============   =============

6. Contingencies

Class Actions

On May 16, 2003, the plaintiffs in the class actions filed in 2001 against the Company, certain of its current and former officers and directors, and the underwriters of the Company's initial public offering, alleging violations of the federal securities laws in the United States entered into a stipulation and agreement of settlement with the defendants.

The court preliminarily approved this settlement on February 25, 2003, and all persons who purchased the Company's ADSs during the period from July 3, 2000 to August 31, 2001 were certified as a single class. Subsequently, notice was sent to the class, and the court will hold a hearing before it gives final approval to the settlement. The aggregate settlement amount for all claims in this litigation is US$4.35 million, which amount has been paid by the Company into an escrow account pending such final approval and charged to the statement of operations for the year ended December 31, 2002.

On May 16, 2003, the definitive settlement of the class action litigation filed in the U.S. District Court for the Southern District of New York against NetEase and certain other parties was approved and declared final by the District Court. The aggregate settlement amount, which was paid to those persons who purchased the Company's American Depositary Shares during the period from July 3, 2000 to August 31, 2001, was US$4.35 million. This settlement has been reflected in the Company's third quarter and full-year financial statements for 2002 as a one-time charge.

Copyright Infringement Lawsuit

In March 2003, Guangzhou NetEase was named in a copyright infringement lawsuit in China and the plaintiffs claimed damages of US$1.0 million. The Group intends to vigorously defend its position. Based on the legal advice it has obtained, the Group believes the ultimate resolution of this matter will not have a material financial impact on the Group.

7. Subsequent Events

Zero Coupon Convertible Subordinated Notes

The Company issued and sold US$75,000,000 and US$25,000,000 aggregate principal amount of Zero Coupon Convertible Subordinated Notes due July 2023 on July 14, 2003 and on July 31, 2003, respectively, in private offerings to Credit Suisse First Boston LLC. The notes are general unsecured obligations of the Company and are subordinated to any existing or future senior indebtedness of the Company. Description of the notes, such as conversion rights and redemption of the notes, are provided in the prospectus filed as part of the related registration statement. The Company intends to use the net proceeds of approximately US$97.2 million for general corporate purposes, including potential future acquisitions.

Repurchase of Shares

On July 4, 2003, the Company entered into an agreement with affiliates of The News Corporation Limited ("Newscorp") to repurchase 27,142,000 ordinary shares of the Company held by one of Newscorp's affiliates. The transaction was completed in July 2003. Under the agreement, the Company paid Newscorp a net aggregated amount of approximately US$4.6 million and the rights of Newscorp and its affiliates to a certain amount of advertising on NetEase's websites which had been granted under a strategic cooperation agreement between the parties were waived. In accordance with the agreement, the Company is entitled to use approximately US$2.0 million worth of advertising on Asian television properties of Newscorp at no additional cost until March 28, 2004 or such other date as the parties shall agree.

PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.  Indemnification of Directors and Officers

     Cayman Islands law and Article 125 of our articles of association provide that we may indemnify our directors, officers and trustee acting in relation to any of our affairs against actions, proceedings, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duty in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

     We have entered into indemnification agreements with each of our directors and officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant, except expenses and liabilities (if any) incurred or sustained by or through the indemnitee's own willful neglect or default. Upon the written request by a director or officer, we will, within 10 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 9.  Exhibits

     The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit
Number                              Exhibit Title
----------   -------------------------------------------------------------------
 3.1*        Amended and Restated Memorandum of Association of NetEase.com, Inc.
             (incorporated by reference to Exhibit 3.1 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no.
             333-11724) filed with the Securities and Exchange Commission on May
             15, 2000)

 3.2*        Amended and Restated Articles of Association of NetEase.com, Inc.
             (incorporated by reference to Exhibit 3.2 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

 3.3* Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 5, 2003 (incorporated by reference to Exhibit 1.3 from the company's Annual Report on Form 20-F for the year Ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

 4.1*        Specimen American Depositary Receipt of NetEase.com, Inc.
             (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

 4.2* Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

 4.3* Registration Rights Agreement, dated as of July 8, 2003, between NetEase.com, Inc. and Credit Suisse First Boston LLC

 4.4* Indenture, dated as of July 14, 2003, by and between NetEase.com, Inc. and The Bank of New York

 5.1         Opinion of Maples & Calder Asia

 5.2         Opinion of Morrison & Foerster LLP

10.1* Purchase Agreement, dated as of July 8, 2003, between NetEase.com, Inc. and Credit Suisse First Boston LLC

12.1*        Computation of Ratio of Earnings to Fixed Charges

23.1         Consent of PricewaterhouseCoopers, Independent Public Accountants

23.2         Consent of PricewaterhouseCoopers, Independent Public Accountants

23.3         Consent of Maples & Calder Asia (included in Exhibit 5.1)

23.4         Consent of Morrison & Foerster LLP (included in Exhibit 5.2)


24.1* Power of Attorney of certain directors and officers of NetEase.com, Inc. (see signature page)

Exhibit
Number                              Exhibit Title
----------   -------------------------------------------------------------------
25.1*        Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1933


* Previously filed.


Item 10. Undertakings

     1.   The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in clauses (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to
          Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     2. The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     4.   The undersigned registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.


          (b) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, the People's Republic of China, on December 29, 2003.


                                         NETEASE.COM, INC.

                                         By: /s/ Ted Sun
                                             -----------------------------------
                                             Ted Sun
                                             Acting Chief Executive Officer
                                             and Director


          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated:

          Name                          Title                      Date
--------------------------  ------------------------------  -------------------


/s/ Ted Sun
--------------------------  Acting Chief Executive Officer   December 29, 2003
Ted Sun                     and Director


            *
--------------------------  Chief Financial Officer,         December 29, 2003
Denny Lee                   Principal Accounting Officer
                            and Director


            *
--------------------------  Executive Director               December 29, 2003
Michael Tong

            *
--------------------------  Chief Architect and Director     December 29, 2003
William Ding


            *
--------------------------  Director                         December 29, 2003
Donghua Ding


            *
--------------------------  Director                         December 29, 2003
Ronald Lee


            *
--------------------------  Director                         December 29, 2003
Michael Leung


            *
--------------------------  Director                         December 29, 2003
Joseph Tong


*By:  /s/ Ted Sun
      ----------------------------------
      Ted Sun, Attorney-in-Fact


                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ted Sun, Michael Tong and Denny Lee, and each of them individually, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the registration statement filed herewith and any or all amendments to said registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue thereof.





          Name                          Title                      Date
--------------------------  ------------------------------  -------------------
/s/ Donald J. Puglisi
--------------------------
Puglisi & Associates        Authorized U.S. Representative   December 29, 2003
Donald J. Puglisi